As filed with the Securities and Exchange Commission on December 29, 2006

                                                          File Nos. 333- ____
                                                                    333- ____
                                                                    333- ____
                                                                    811-01636
==============================================================================

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                    FORM N-4

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933                  [X]
     Pre-Effective Amendment No.                                         [ ]
     Post-Effective Amendment No.                                        [ ]



REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940          [ ]
     Amendment No. 28                                                    [X]

                        (Check appropriate box or boxes.)

     VARIABLE ANNUITY FUND I OF SOUTHWESTERN LIFE
     --------------------------------------------------
     (Exact Name of Registrant)

      VALLEY FORGE LIFE INSURANCE COMPANY*
     --------------------------------------------------
     (Name of Depositor)

     *Southwestern Life Insurance Company was the previous depositor.

       175 King Street, Armonk, NY                                   10504
     ------------------------------------------------------        ----------
     (Address of Depositor's Principal Executive Offices)          (Zip Code)

Depositor's Telephone Number, including Area Code   (914) 828-8599

                                W. Weldon Wilson
                       Valley Forge Life Insurance Company
                                 175 King Street
                             Armonk, New York 10504
               (Name and Address of Agent for Service of Process)

                                    Copy to:
                                  Lynn K. Stone
                           Blazzard & Hasenauer, P.C.
                       1375 Kings Highway East, Suite 220
                               Fairfield, CT 06824

APPROXIMATE DATE OF PROPOSED PUBLIC OFFERING:

     As soon as practicable after the effective date of the Registration Statement.

------------------------------------------------------------------------------

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

------------------------------------------------------------------------------

Title of Securities Being Registered:

       Individual and Group Variable Annuity Contracts



                 VARIABLE ANNUITY FUND I OF SOUTHWESTERN LIFE

                             Cross Reference Sheet

Item Number Form N-4                      Caption

                      PART A - Prospectus

1. Cover Page                             Cover Page

2. Definitions                            Definitions

3. Synopsis                               Synopsis

4. Condensed Financial Information        Condensed Financial Information

5. General Description of Registrant,
      Depositor and Portfolio Companies   VFL, The Separate Account,
                                          Conversion of Separate Account,
                                          DWS Capital Growth VIP, Voting Rights

6.    Deductions and Expenses             Deductions for Sales and Other
                                          Expenses

7.    General Description of Variable
      Annuity Contracts                   Annuity Contracts, Accumulation
                                          Period, Modification,
                                          Contract Owner Inquiries,
                                          Suspension

8.   Annuity Period                       Annuity Period

9.   Death Benefit                        Death Benefits

10.  Purchases and Contract Value         Accumulation Period, Principal
                                          Underwriter

11.  Redemptions                          Termination

12.  Taxes                                Taxes

13.  Legal Proceedings                    Legal Proceedings

14.  Table of Contents of the Statement
      of Additional Information           Table of Contents of the Statement
                                          of Additional Information

                 PART B - Statement of Additional Information

15. Cover Page                            Cover Page

16. Table of Contents                     Table of Contents

17. General Information and History       Company

18. Services                              Experts

19. Purchase of Securities
      Being Offered                       Purchase of Contracts

20. Underwriters                          Distributor

21. Calculation of Performance Data       N/A

22. Annuity Payments                      Annuity Payments

23. Financial Statements                  Financial Statements



                                 PART C

Information required to be included in Part C is set forth under the appropriate Item so numbered in Part C to this Registration Statement.

                                 PART A

                       Prospectus Dated December 29, 2006
                        Group Variable Annuity Contracts
                                    issued by
                  Variable Annuity Fund I of Southwestern Life
                 Formerly of Southwestern Life Insurance Company
                 And Now of Valley Forge Life Insurance Company

Executive Office:
175 King Street
Armonk, New York  10504


                       VALLEY FORGE LIFE INSURANCE COMPANY

This prospectus describes group variable annuity contracts, certificates and individual contracts (the "Contract" or "Contracts") issued by Valley Forge Life Insurance Company ("VFL"), primarily for use as tax sheltered annuities in retirement programs that satisfy the requirements of Section 403(b) of the Internal Revenue Code of 1986, as amended ("Code"). Prior to December 28, 2006, the Contracts were issued by Southwestern Life Insurance Company ("Southwestern").

As of December 28, 2006, Southwestern was merged into one of its affiliates, VFL, with VFL surviving the merger, and all outstanding contracts of Southwestern became the obligations of VFL. There have been no changes to your Contract or any of your benefits as a result of the merger. VFL will accept any additional purchase payments you wish to make and will process all transactions and claims under your Contract. There have been no changes to the Variable Annuity Fund I of Southwestern Life ("Separate Account") as a result of the merger. The Contracts are no longer offered for sale.

The Separate Account is a unit investment trust that invests exclusively in shares of beneficial interest in the DWS Capital Growth VIP, Class A ("Capital Growth Portfolio") of DWS Variable Series I ("DWS Fund").

The Statement of Additional Information contains more information about the Contracts and the Separate Account, is dated the same as this Prospectus, and is incorporated herein by reference. The Table of Contents for the Statement of Additional Information is on the last page of this Prospectus. We filed it with the Securities and Exchange Commission ("SEC"). You may obtain a copy of the Statement of Additional Information free of charge by contacting our Customer Service Center, or by accessing the SEC's website at http://www.sec.gov. You can also obtain a copy of the Statement of Additional Information from the SEC's Public Reference Branch, 100 F Street, NE, Room 1580, Washington, DC 20549 (telephone 202-551-8090).

This Prospectus includes basic information about the Contracts that you should know before investing. Please read this Prospectus carefully and keep it for future reference. The DWS Fund prospectus contains important information about the Capital Growth Portfolio.

The Securities and Exchange Commission has not approved these Contracts or determined if this Prospectus is accurate or complete. Any representation to the contrary is a criminal offense.

Variable annuity contracts are not deposits or obligations of, or endorsed or guaranteed by, any bank, nor are they federally insured or otherwise protected by the FDIC, the Federal Reserve Board, or any other agency; they are subject to investment risks, including possible loss of principal.


                                TABLE OF CONTENTS


                                                                          Page

Definitions........................................
Synopsis...........................................
The Contracts......................................
The Separate Account...............................
Condensed Financial Information....................
VFL................................................
The Separate Account...............................
Conversion of Separate Account.....................
DWS Capital Growth VIP......................
Voting Rights......................................
Deductions and Expenses............................
Deductions for Sales and
Other Expenses.....................................
Charges for Mortality and Expense
Undertakings.......................................
Other Expenses.....................................
The Annuity Contracts..............................
Accumulation Period................................
Application for Contracts..........................
Crediting Accumulation Units.......................
Value of an Accumulation Unit......................
Valuation of the Separate Account..................
Termination........................................
Annuity Period.....................................
Annuity Forms......................................
Death Benefits.....................................
Death Before the Annuity Date......................
Death After the Annuity Date.......................
Taxes..............................................
Annuity Contracts in General..........................
Qualified and Non-Qualified Contracts.............
Withdrawals - Non-Qualified Contracts ...........
Withdrawals - Qualified Contracts....................
Withdrawals - Tax Sheltered Annuities............
Taxation of Death Benefits...........................
Required Distributions...............................
Diversification and Owner Control....................
Partial 1035 Exchanges...............................
Tax Treatment of Assignments.........................
Income Tax Withholding...............................
Withdrawals - Investment Adviser Fees..........
Delayed Annuity Payments.............................
Hurricane Victims Tax Relief.........................
Modification.........................................
Suspension.........................................
Principal Underwriter..............................
Administration............................................
Legal Proceedings..................................
Contract Owner Inquiries...........................
Earlier Contracts..................................
Table of Contents of the Statement of
Additional Information.............................


NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS IN CONNECTION WITH THE OFFER CONTAINED IN THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER IN ANY JURISDICTION TO ANY PERSON TO WHOM SUCH OFFER WOULD BE UNLAWFUL THEREIN.



                                   DEFINITIONS

Accumulation Unit: a measuring unit used to calculate the value of a Contract before annuity payments begin.

Annuitant: a person on whose life annuity payments are based.

Annuity Unit: a measuring unit used to calculate the amount of annuity payments.

Contract Owner/Participant: a person who makes Purchase Payments, or for whom Purchase Payments are made, under a Contract.

Fixed-Dollar Annuity: an annuity providing for payments that remain fixed in amount throughout the payment period.

General Account: all assets of VFL that are not allocated to and made a part of the Separate Account or any other segregated account of VFL.

Payee:  a person who receives annuity payments.

Purchase Payment: amount paid to VFL pursuant to the Contract.

Valuation Date: the Company calculates values each business day. A business day is any day the New York Stock Exchange is open for regular trading exclusive of
(i) Federal holidays, (ii) any day on which the SEC determines an emergency exists making the disposal or fair valuation of assets in the Separate Account not reasonably practicable, and (iii) any day on which the SEC permits a delay in the disposal or valuation of assets in the Separate Account.

Variable Annuity: an annuity providing for payments that vary in amount with the investment experience of the Separate Account.

                                    SYNOPSIS
The Contracts

The Contracts described by this prospectus are group flexible premium variable annuity Contracts under which annuity payments will commence on a selected future date (see "Annuity Period," page __). The Contracts primarily are intended for use as tax-sheltered annuity contracts issued to employees of public school systems, certain tax-exempt organizations and state-supported educational systems pursuant to Section 403(b) of the Code (see "Taxes," page __). For certain qualified plans, a Contract that covers all eligible Participants is issued to a group Contract Owner. Each Participant receives a certificate that summarizes the provisions of the Contract and evidences participation in the annuity purchase plan.

The minimum initial and subsequent premium under the Contracts is $10 (see "Application for Contracts," page __). Premiums, less deductions for sales and administrative expenses and applicable premium taxes, are held in the Separate Account. The deduction for sales and administrative expenses is 6.25%, consisting of 3.25% for sales expense and 3.00% for administrative expense (see "Deductions for Sales and Other Expenses," page __). VFL also provides an undertaking that the deductions for sales and administrative services will be the only cost to participants for these services regardless of the actual cost to VFL. Where applicable, a deduction is made from each payment for premium taxes (currently ranging from 0.50% to 3.50%). An amount equal to 1.00% on an annual basis of the average daily net asset value of the Separate Account is charged for mortality and expense risk undertakings by VFL. VFL estimates 0.70% is allocated to its mortality undertakings and 0.30% to its expense undertaking (see "Charges for Mortality and Expense Undertakings," page __). In addition, an amount not to exceed 0.20% is charged against the Separate Account for fees and expenses incurred in auditing the Separate Account.

The Contracts include VFL's undertaking to provide annuity payments determined in accordance with the applicable annuity tables and other provisions in the Contracts for the lifetime of the Annuitant regardless of the actual mortality experience among Annuitants.

During the accumulation period, a Participant's account or a portion thereof may be redeemed for a cash payment equal to the value of the Accumulation Units redeemed, valued at the next determined unit value after VFL receives notice of the redemption request (see "Termination," page __). No redemption charge is imposed.


FEE TABLE

The following tables describe the maximum fees and expenses that you will pay when buying, owning, and surrendering the Contract. The first table describes the fees and expenses that you will pay at the time that you buy the Contract or surrender the Contract. State premium taxes may also be deducted.(1)

Contract Owner Transaction Expenses

Sales Load Imposed on Purchases                       3.25%
(as a percentage of purchase payments)

Administrative Expenses                               3.00%
(as a percentage of purchase payments)

The next table describes the fees and expenses that you will pay periodically during the time that you own the Contract, not including the expenses of the Capital Growth Portfolio.

Separate Account Annual Expenses
(as a percentage of average Separate Account value)

Mortality Risk Fees                                   0.70%
Expense Risk Fees                                     0.30%
Other Expenses2                                       0.20%
                                                      ----

Total Separate Account Annual Expenses                1.20%

The next item shows the annual operating expenses for the year ended December 31, 2005 charged by the Capital Growth Portfolio (Class A Shares) that you may pay periodically during the time that you own the Contract. More detail concerning the portfolio's fees and expenses is contained in the DWS Fund prospectus.

Total Annual Portfolio Operating Expenses       0.49%
(expenses that are deducted from fund assets, including management fees, distribution and/or service (12b-1) fees, and other expenses.)

(1)State Premium Taxes (currently ranging from 0.50% to 3.50%) are not included.

(2)Audit expense of the Separate Account (limited to 0.20% of net asset value). In connection with the conversion of the Separate Account into a unit investment trust, VFL agreed to assume the audit expense of the Separate Account to the extent it would otherwise exceed 0.20% of the Separate Account's average net assets in any year.

Example

This Example is intended to help you compare the cost of investing in the Contract with the cost of investing in other variable annuity contracts. These costs include Contract Owner transaction expenses, Separate Account annual expenses, and fund fees and expenses.

The Example assumes that you invest $10,000 in the Contract for the time periods indicated. The Example also assumes that your investment has a 5% return each year and assumes the maximum fees and expenses of the Capital Growth Portfolio. Although your actual costs may be higher or lower, based on these assumptions, your costs would be:

(1) If you surrender your Contract at the end of the applicable time period:



                 1 year         3 years          5 years       10 years
                  $791           $1139           $1509          $2546


(2) If you do not surrender your Contract or if you start to take annuity payments from your Contract at the end of the applicable time period:

                1 year         3 years          5 years       10 years
                 $791           $1139           $1509          $2546

The Separate Account

The Separate Account operates as an investment company registered with the SEC under the Investment Company Act of 1940 ("1940 Act"). Effective July 30, 1996, the Separate Account converted from an open-end diversified management company to a unit investment trust. The Separate Account invests exclusively in shares of the Capital Growth Portfolio. The investment objective of the Capital Growth Portfolio is discussed in the accompanying prospectus of the DWS Fund.

                         CONDENSED FINANCIAL INFORMATION

The following table includes Accumulation Unit Values for the periods shown.

        Accumulation Unit Values - DWS Capital Growth VIP Sub-Account(1)



                        Accumulation Unit Value        Accumulation Unit Value        Number of Accumulation
Year Ended               Beginning of Period               End of Period                 Units Outstanding

                                       Qualified Contract Accumulation Units

2005                       $14.07                              $15.51                      247,825
2004                       $12.43                              $14.07                      262,923
2003                       $9.65                               $12.43                      299,671
2002                       $14.11                              $9.65                       314,620
2001                       $17.69                              $14.11                      344,687
2000                       $19.90                              $17.69                      368,934
1999                       $14.86                              $19.90                      405,838
1998                       $12.20                              $14.86                      452,831
1997                       $9.08                               $12.20                      483,085
1996                       $7.34                               $9.08                       524,145


                                    Non Qualified Contract Accumulation Units

2005                       $12.81                              $14.12                      108,919
2004                       $11.32                              $12.81                      110,692
2003                       $8.78                               $11.32                      110,692
2002                       $12.84                              $8.78                       110,692
2001                       $16.10                              $12.84                      111,557
2000                       $18.11                              $16.10                      111,656
1999                       $13.53                              $18.11                      110,450
1998                       $11.11                              $13.53                      113,107
1997                       $8.27                               $11.11                      113,107
1996                       $6.68                               $8.27                       114,808


Note: Prior to 1984, federal income taxes or benefits were charged or credited to accumulation unit values on nonqualified units on each valuation date and affected net realized and unrealized gain (loss). Therefore, there are two sets of Accumulation Unit Values - one for Qualified Contract Accumulation Units and another for Non Qualified Contract Accumulation Units.

(1)The Separate Account converted from an open-end management company to a unit investment trust on July 30, 1996.

                              FINANCIAL STATEMENTS

The following financial statements are contained in the Statement of Additional
Information:

o Audited financial statements of Variable Annuity Fund I of Southwestern Life

o Audited financial statements of VFL

o Audited financial statements of Southwestern

o Unaudited pro forma financial statements which give effect to the merger of Southwestern into VFL


                                       VFL

VFL is a life insurance company organized under the laws of the State of Indiana following its redomestication from Pennsylvania to Indiana effective December 29, 2004, and is authorized to transact business in the District of Columbia, Puerto Rico, and all states except New York. VFL's home office is located at 1700 Magnavox Way, Fort Wayne, IN 46804, and its executive office is located at 175 King Street, Armonk, NY 10504.

On April 30, 2004 VFL became a wholly-owned subsidiary of Swiss Re Life & Health America Inc. ("SRLHA"). SRLHA is ultimately controlled by Swiss Reinsurance Company.

As of December 28, 2006, Southwestern was merged into one of its affiliates, VFL, with VFL surviving the merger, and all outstanding contracts of Southwestern became the obligations of VFL. Prior to December 28, 2006, the Contracts were issued by Southwestern. There have been no changes to your Contract or any of your benefits as a result of the merger. VFL will accept any additional purchase payments you wish to make and will process all transactions and claims under the Contracts.

                              THE SEPARATE ACCOUNT

On December 19, 1967, the Separate Account was established in accordance with certain provisions of the Texas Insurance Code. The Separate Account is registered with the SEC as a unit investment trust under the 1940 Act. Such registration does not involve supervision by the SEC of the management or investment practices or policies of the Separate Account.

The Separate Account is administered and accounted for as part of the general business of VFL, but the income, gains and losses whether or not realized, from assets allocated to the Separate Account are, in accordance with the Contracts, credited or charged against the Separate Account without regard to other income, gains or losses of VFL. Assets of the Separate Account are not chargeable with liabilities arising out of any other business of VFL.

All obligations arising under the Contracts, including the obligation to make annuity payments, are general corporate obligations of VFL. However, while VFL is obligated to make the variable annuity payments under a Contract, the amount of these payments is not guaranteed.

                                  MODIFICATION

When permitted by applicable law, we may modify the Contracts as follows:

o    deregister the Separate Account under the 1940 Act;

o operate the Separate Account as a management company under the 1940 Act if it is operating as a unit investment trust;

o operate the Separate Account as a unit investment trust under the 1940 Act if it is operating as a managed separate account;

o restrict or eliminate any voting rights of Owners, or other persons who have voting rights as to the Separate Account;

o    combine the Separate Account with other separate accounts; and

o    combine a Sub-Account with another Sub-Account.

We also reserve the right, subject to applicable law, to make additions to, deletions from, or substitutions of shares of a Fund that are held by the Separate Account (the shares of the new Fund may have higher fees and charges than the Fund it replaced, and not all Funds may be available to all classes of Contracts); and to establish additional Sub-Accounts or eliminate Sub-Accounts, if marketing, tax, or investment conditions so warrant. Subject to any required regulatory approvals, we reserve the right to transfer assets of a Sub-Account that we determine to be associated with the class of Contracts to which the Contract belongs, to another separate account or to another separate account sub-account.

If the actions we take result in a material change in the underlying investments of a Sub-Account in which you are invested, we will provide you with sufficient prior notice of the change by way of correspondence or Prospectus supplement. You may then make a new choice of Sub-Accounts.


                         CONVERSION OF SEPARATE ACCOUNT

Effective July 30, 1996, the Separate Account converted from a management investment company into a unit investment trust (the "Conversion"). The Separate Account no longer invests directly in a diversified portfolio of securities, but instead invests exclusively in the shares of the Capital Growth Portfolio.


                             DWS CAPITAL GROWTH VIP

The Separate Account invests in Class A Shares of the Capital Growth Portfolio of the DWS Fund (formerly Scudder Variable Series I).

More detailed information concerning the investment objective, policies and restrictions and the fees and expenses of the Capital Growth Portfolio can be found in the DWS Fund prospectus. You should read the DWS Fund prospectus carefully. There is no assurance that the investment objective will be met. YOU CAN CALL 800-792-4368 OR WRITE OUR CUSTOMER SERVICE CENTER AT P.O. BOX 749045, DALLAS, TX 75374-9045 TO OBTAIN COPIES OF THE DWS FUND PROSPECTUS.

The portfolio seeks to maximize long-term capital growth through a broad and flexible investment program. The portfolio normally invests at least 65% of total assets in common stocks of U.S. companies. Although the portfolio can invest in companies of any size, it generally focuses on established companies that are similar in size to the companies in the Standard & Poor's 500(C) Composite Stock Price Index (the "S&P 500 Index") or the Russell 1000(R) Growth Index (as of February 28, 2006, the S&P 500 Index and the Russell 1000(R) Growth Index had median market capitalizations of $11.57 billion and $5.44 billion, respectively). Although the portfolio may invest in companies of any size, the portfolio intends to invest primarily in companies whose market capitalizations fall within the normal range of these indexes.

Deutsche Investment Management Americas Inc. ("DeIM") is the investment advisor to the Capital Growth Portfolio. DeIM is an indirect wholly owned subsidiary of Deutsche Bank AG. DWS Scudder is part of Deutsche Asset Management, which is the marketing name in the U.S. for the asset management activities of Deutsche Bank AG.

Currently, the Separate Account only invests in one portfolio of an underlying fund. Therefore, VFL has not adopted policies and procedures with respect to frequent transfers for the Separate Account. If additional portfolios are added in the future and Contract Owners are permitted to make transfers among the portfolios, VFL may adopt policies and procedures with respect to frequent transfers of Contract value among the portfolios.

                                  VOTING RIGHTS

Group contract owners have the opportunity to instruct VFL as to the voting of Capital Growth Portfolio shares at meetings of shareholders of the DWS Fund, in proportion to their respective interest under the Contracts. Contract Owners entitled to vote will receive proxy material and a form on which voting instructions may be given. VFL will vote the shares of the Capital Growth Portfolio held by the Separate Account attributable to the Contracts, in accordance with instructions received from Contract Owners. VFL will vote, or abstain from voting, any Capital Growth Portfolio shares that are not attributable to Contract Owners in the same proportion as all Contract Owners in the Separate Account vote or abstain. However, if VFL determines that it is permitted to vote such shares of the Capital Growth Portfolio in its own right, it may elect to do so, subject to the then-current interpretations of the 1940 Act and the rules thereunder. Therefore, a small proportion of Contract Owners may determine the outcome of the voting.

Unless the Contract has been issued in connection with a deferred compensation plan, individuals participating under a Contract Owner's retirement plan have the right to instruct the owner with respect to shares attributable to their contributions and to such additional extent as the owner's retirement plan may permit. For purposes of determining voting rights, the number of shares of the Capital Growth Portfolio held in the Separate Account deemed attributed to a Participant's interest under a Contract prior to the annuity date will be determined on the basis of the value of the accumulation units credited to the Participant's account as of the record date. On or after the annuity commencement date, the number of attributable shares will be based on the value of the assets held in the Separate Account to meet annuity obligations to the payee under the Contracts as of the record date. In either case, the number of Capital Growth Portfolio shares eligible to be voted is computed by dividing the "value" so determined by the net asset value of the Capital Growth Portfolio share on the record date. During the annuity period, the number of votes attributable to a Contract will generally decrease since funds held in the Separate Account for an annuitant will decrease over time.

                             DEDUCTIONS AND EXPENSES

Charges under the Contracts are assessed in two ways: as deductions from Purchase Payments and as charges to the Separate Account. The level of these fees may be revised periodically (see "Modification," page __).

Deductions for Sales and Other Expenses

Deductions are made from each Purchase Payment as received to cover: (i) sales expenses; (ii) administrative expenses, including but not limited to items such as salaries and travel expenses of home office officials and employees, rent, postage, telephone, legal fees, office equipment, stationery and other office expenses; and (iii) premium taxes, when applicable. The deductions for administrative expenses are designed only to reimburse VFL for its actual expenses, and VFL does not expect to recover from these deductions any amounts above its accumulated expenses in administering the Contracts. These deductions do not cover: (i) taxes arising from income and capital gains on the Separate Account or otherwise from the existence of the Separate Account; and (ii) fees and expenses of audit of the Separate Account. These other expenses are borne by the Separate Account other than taxes on income and capital gains (if any) as may be attributable to VFL's initial capital contribution to the Separate Account, which taxes will be borne by VFL. The cost of preparing and printing annual or other amendments to the Separate Account's registration statement, including prospectuses, is borne by VFL.

Under the Contracts, the deduction is 6.25% (plus applicable premium taxes), consisting of 3.25% for sales expense and 3.00% for administrative expense. This represents 6.25% (excluding any premium tax) of the amount invested. At the time annuity benefits are purchased, any additional premium taxes are deducted. Premium taxes may generally range from 0.50% to 3.50%, depending upon the state or locality. No deduction for sales or administrative expense is made from a Purchase Payment composed entirely of an amount payable by VFL under a fixed-dollar group annuity contract issued by VFL.

Charges for Mortality and Expense Undertakings

In exchange for a 0.70% fee, VFL provides a mortality undertaking by assuming the risk that its actuarial estimate of mortality rates among Annuitants may prove erroneous and that reserves set up on the basis of this estimate will not be sufficient to meet its annuity payment obligations. In exchange for a 0.30% fee, VFL provides an expense undertaking by assuming the risk that charges made under the Contracts may not prove sufficient to cover the actual cost of providing sales, administrative services and premium taxes, if applicable. If the reserves or charges prove more than sufficient, the excess will be a profit to VFL. If the reserves or charges are not sufficient, the loss will fall on VFL.

Other Expenses

Accounting fees (not to exceed 0.20% of the Separate Account's average net assets in any year) are charged against the assets of the Separate Account at cost. In addition, there are deductions from and expenses paid out of the Capital Growth Portfolio that are described in the prospectus of the DWS Fund.

We may realize a profit or loss on one or more of the charges. We may use any such profits for any corporate purpose, including, among other things, the payment of sales expenses.

Some states and other governmental entities charge premium taxes or other similar taxes. We are responsible for the payment of these taxes and will make a deduction from the value of the Contract for them. Premium taxes generally range from 0.50% to 3.50%, depending upon the state or locality.

                              THE ANNUITY CONTRACTS

The basic objective of the Contracts is to provide benefits over the lifetime of an Annuitant that will tend to vary with changes in the cost of living. There is no assurance that the value of a Participant's account will equal or exceed the Purchase Payments made.

The dollar amount of variable annuity payments varies with the investment experience of the Separate Account and reflects the Separate Account's investment experience throughout the Contract's existence. The value of the Separate Account's investments in the Capital Growth Portfolio fluctuates daily and is subject to all the risks of changing economic conditions, as well as the risk inherent in the DWS Fund's ability to anticipate changes in investments necessary to meet changes in economic conditions.

Because it is impossible to predict how long an Annuitant will live and because annuity payments vary, there is no way of knowing whether the aggregate amount of the variable annuity payments received in the years following the commencement of annuity payments will equal or exceed the amount applied to provide these payments.

                               ACCUMULATION PERIOD
Application for Contracts

New Contracts are no longer being marketed or issued. However, currently VFL continues to accept Purchase Payments on existing Contracts. The minimum subsequent Purchase Payment for a Contract is $10.

Subsequent Purchase Payments are credited to the Participant's account at the price next computed after the Purchase Payment is received by VFL at its home office.

Crediting Accumulation Units

Purchase payments (net of deductions for sales and administrative expenses and applicable premium taxes) are credited to the Contract in the form of Accumulation Units. The number of units credited is determined by dividing the amount credited by the value of an Accumulation Unit next determined after the Purchase Payment is received by VFL at its home office.

The number of Accumulation Units credited is not affected by any subsequent change in the value of an Accumulation Unit, but the dollar value of an Accumulation Unit may vary from date to date depending upon the investment experience of the Separate Account.

Value of an Accumulation Unit

The value of an Accumulation Unit is determined on each Valuation Date by multiplying the Accumulation Unit value for the immediately preceding date by the net investment factor for the current date. The value of a Participant's account at any time prior to the commencement of annuity payments can be determined by multiplying the total number of Accumulation Units credited to his or her account by the current Accumulation Unit value. The Participant will be advised at least twice each year of the number of Accumulation Units credited to his or her account and the current dollar value of an Accumulation Unit. See the Statement of Additional Information for information concerning the net investment factor.

Valuation of the Separate Account

The value of the Separate Account is the sum of its assets minus its liabilities. Because the Separate Account invests exclusively in the Capital Growth Portfolio, the fair market value of its assets will be based on the net asset value of the Capital Growth Portfolio. For the calculation of the net asset value of the Capital Growth Portfolio, see the current prospectus for the Capital Growth Portfolio, a copy of which accompanies this prospectus.

Termination

During the accumulation period, a Participant's account, or a portion thereof, may be redeemed for a cash payment equal to the value of the Accumulation Units redeemed as next determined after receipt of proper notice by VFL at its home office on a form obtained from VFL. Upon redemption of a portion of a Participant's account, the account is reduced by the number of Accumulation Units redeemed. No redemption charge is imposed by VFL.

A redemption of all or a portion of a Participant's account resulting in a cash payment to a resident of any one of certain states may result in a reduction of VFL's premium tax liability in that state. In this event, VFL will pay in addition to the value of the Accumulation Units redeemed, an amount equal to the lesser of:

     (i) the amount by which the premium tax liability of VFL is reduced as a result of this redemption, or
     (ii) the amount previously deducted for premium taxes from Purchase Payments allocable to the Accumulation Units redeemed.

No representation is hereby made that upon the redemption of all or a portion of an account that any additional payment will be made, since the state of residence of the Participant and the premium tax laws of that state at the time of redemption will determine the additional amount payable, if any.

Any cash payment resulting from the partial or complete redemption of a Participant's account is payable within seven days following receipt by VFL of the request for redemption in proper form provided, however, the right is reserved to suspend or postpone redemptions during any period when:

1. the New York Stock Exchange is closed (other than customary weekend and holiday closings);

2.         trading on the New York Stock Exchange is restricted;

3. an emergency exists as a result of which disposal of shares of the portfolio is not reasonably practicable or VFL cannot reasonably value the shares of the portfolio; or

4. during any other period when the SEC, by order, so permits for the protection of owners.

In addition to an election to receive a cash payment for the value of a Participant's account, the following options are available. An election may be made to use the redemption value of an account to purchase an individual deferred annuity contract. Any such conversion will be made and the provisions and annuity purchase tables of the contract will be in accordance with the rules of VFL in effect with respect to the annuity contracts at the time application is made to VFL. A Participant under a Contract who becomes an employee of another employer which has a contract of the same type then in force with VFL may elect, subject to approval of VFL and the new employer, to transfer the value of his or her individual account to that contract.

If a Contract is issued in connection with the Texas Optional Retirement Program for employees of certain state-supported educational institutions, a redemption will require the joinder of the Contract Owner and, in accordance with an opinion of the Attorney General of Texas, may not be effected prior to termination of employment, retirement or death of the Participant. Certain restrictions on distributions from annuity contracts sold to plans qualified under Section 403(b) of the Code also apply. (See "Taxes," page __.)


                                 ANNUITY PERIOD

The annuity period is that period during which annuity payments are made. The Participant may select any date for annuity payments to commence with the exception that annuity payments must begin within five years after the standard annuity commencement date selected by the Contract Owner. A Payee can receive fixed annuity payments or variable annuity payments. During the annuity period, a Payee receives a monthly variable annuity payment determined on the basis of the number of variable Annuity Units purchased and the investment experience of the Separate Account. A fixed annuity is an annuity payable from VFL's general account with payments remaining fixed as to dollar amount throughout the payment period. The number of annuity units is determined when payments begin, and the value of a fixed annuity unit is always $1.00. In addition, the level of annuity payments is affected by the age of the Annuitant and the annuity form selected. Each annuity payment is payable on the first business day following the due date of the payment.

The amount of a variable annuity payment is not affected by adverse mortality experience or by any excess in VFL's expenses over expense deductions provided for in the Contract. Accordingly, VFL provides an undertaking that its actual expense and actual mortality results will not adversely affect the dollar amounts of variable annuity payments.

Each month, the Payee receives the value of a fixed number of Annuity Units. For variable annuity payments, the value of an Annuity Unit, and the amount of the monthly payments, reflects the Separate Account's investment gains and losses and investment income. Accordingly, variable annuity payments vary with the investment experience of the assets of the Separate Account, namely, shares of the Capital Growth Portfolio.

The Annuity Unit is a measure of the value of the Annuitant's income from a variable annuity Contract during the annuity period. The value of an Annuity Unit is determined by multiplying the value of an Annuity Unit for the immediately preceding date by the product of (i) the net investment factor for the date the value is calculated and (ii) a factor to neutralize the net investment rate built into the annuity tables contained in the Contract.

Each variable annuity payment will vary depending on the investment performance of the Capital Growth Portfolio. A 3.50% annual investment rate is used in the annuity tables in the Contract. Payments will be smaller than, equal to or greater than the first payment, depending upon whether the actual net investment rate is smaller than, equal to or greater than the assumed annual net investment rate. A higher assumption would mean a higher initial payment but a more slowly rising series of subsequent payments if actual investment performance exceeds the assumed rate, or a more rapidly falling series of subsequent payments if actual performance is less than the assumed rate. A lower assumption would have the opposite effect. If the actual net investment rate is at the assumed rate, the annuity payments are level.

Annuity Forms

The Annuitant is generally given the choice of receiving annuity payments in accordance with the annuity forms set forth in the Contract. The right to elect annuity forms may be restricted to comply with the Code. In the absence of an effective election, a variable annuity on Annuity Form 2 will be deemed to have been elected, with annuity payments guaranteed for ten years.

In general, the longer annuity payments are guaranteed, the lower the amount of each payment. No minimum value for a Participant's account is required to elect any of the annuity forms specified below.

Annuity Form 1 - Life Annuity

An annuity payable monthly during the lifetime of the Payee and terminating with the last monthly payment preceding the death of the Payee. This annuity form offers the maximum level of monthly payments since there is no undertaking by VFL to provide a minimum number of payments or a death benefit for beneficiaries. It would be possible for the Payee to receive only one payment, if he or she died prior to the due date of the second annuity payment.

Annuity Form 2 - Life Annuity with 5, 10, 15 or 20 Years Certain

An annuity payable monthly during the lifetime of a Payee with payments assured for an elected certain period of 5, 10, 15 or 20 years. If the Payee dies during the period, however, the beneficiary may elect to receive in one sum the present value of the remaining number of payments, based on interest at the assumed annual net investment rate in the annuity table included in the Contract, compounded annually.

Annuity Form 3 - Unit Refund Life Annuity

An annuity payable monthly during the lifetime of the Payee, terminating with the last payment due prior to death of the Payee, provided that the beneficiary will then receive a payment of the dollar value, as of the date of the Payee's death, of a number of Annuity Units equal to the excess, if any, of (a) over (b) where (a) is the total amount applied under this annuity form divided by the Annuity Unit value for the date on which annuity payments commence and (b) is the number of Annuity Units represented by each monthly payment multiplied by the number of monthly payments made.

Annuity Form 4 - Joint Life and Survivor Annuity - 10 Years Certain

An annuity payable monthly for 10 years and so long thereafter as either the Payee or the joint Payee shall live. If both Payees die during the period certain, the present value of the remaining payments, based on interest at the assumed annual net investment rate in the annuity table included in the Contract, compounded annually, will be paid to the beneficiary.

A Participant may, if a greater initial payment would result, prior to the due date of the first annuity payment, elect an annuity with a first monthly payment in the amount which can be provided by a single premium life annuity contract, if any are then being issued by VFL, at the current published rates with a single premium equal to 103% of the amount that would otherwise be applied to determine the first monthly payment.

                                 DEATH BENEFITS
Death Before the Annuity Date

Under the Contract, the amount payable upon death of a Participant before the due date of the first annuity payment is equal to the dollar value of the Participant's individual account as of the date on which proof satisfactory to VFL of the Participant's death is received by VFL.

If the total death benefit is $2,000 or more, payment may be made to the beneficiary in installment payments instead of one cash payment or payment may be deferred for a specified period of time, during which interest is added by VFL to the sum deferred.

All non-qualified Contracts issued after January 18, 1985, are required by the Code to provide that, if a Contract Owner dies before the annuity starting date, his or her entire interest must be distributed within 5 years. An exception to this requirement exists for any portion of the Contract Owner's interest payable to (or for the benefit of) a designated beneficiary, and (i) such portion will be distributed over the life, or a period not exceeding the life expectancy of the designated beneficiary and (ii) such distributions will begin not later than one year after the Participant's death or such later date as may be prescribed by regulations issued by the Secretary of the Treasury. If the designated beneficiary is the surviving spouse of the Participant, he or she will be treated as the Participant and may elect to continue the Contract. If the Contract Owner is not an individual, the death or change of the primary annuitant shall be treated as the death of the Contract Owner.

Death After the Annuity Date

If the Annuitant under the Contract dies on or after the annuity date, the death proceeds, if any, depend upon the form of annuity payment in effect at the time of death (see "Annuity Forms," page __).

A non-qualified Contract issued after January 18, 1985, is also required to provide that, if the Annuitant dies on or after the annuity date, the remaining portion of his or her interest will be distributed at least as rapidly as under the method of distribution used at the date of the Annuitant's death.


                                      TAXES

NOTE: The following description is based upon the Company's understanding of current federal income tax law applicable to annuities in general. VFL cannot predict the probability that any changes in such laws will be made. Purchasers are cautioned to seek competent tax advice regarding the possibility of such changes. VFL does not guarantee the tax status of the Contracts. Purchasers bear the complete risk that the Contracts may not be treated as "annuity contracts" under federal income tax laws. It should be further understood that the following discussion is not exhaustive and that special rules not described herein may be applicable in certain situations. Moreover, no attempt has been made to consider any applicable state or other tax laws.

ANNUITY CONTRACTS IN GENERAL

Section 72 of the Code governs taxation of annuities in general. A Contract Owner is not taxed on increases in the value of a Contract until distribution occurs, either in the form of a lump sum payment or as annuity payments under the Annuity Option selected. For a lump sum payment received as a total withdrawal (total surrender), the recipient is taxed on the portion of the payment that exceeds the cost basis of the Contract. For non-qualified Contracts, this cost basis is generally the purchase payments, while for qualified Contracts there may be no cost basis. The taxable portion of the lump sum payment is taxed at ordinary income tax rates.

For annuity payments, a portion of each payment in excess of an exclusion amount is includable in taxable income. The exclusion amount for payments based on a fixed annuity option is determined by multiplying the payment by the ratio that the cost basis of the Contract (adjusted for any period or refund feature) bears to the expected return under the Contract. The exclusion amount for payments based on a variable annuity option is determined by dividing the cost basis of the Contract (adjusted for any period certain or refund guarantee) by the number of years over which the annuity is expected to be paid. Payments received after the investment in the Contract has been recovered (i.e. when the total of the excludable amount equals the investment in the Contract) are fully taxable. The taxable portion is taxed at ordinary income tax rates. For certain types of qualified plans there may be no cost basis in the Contract within the meaning of
Section 72 of the Code. If after the annuity date, annuity payments cease because of the death of the annuitant, any unrecovered investment in the Contract shall be allowed as a deduction to the annuitant for his last taxable year. Unrecovered investment in the Contract is the investment in the Contract on the annuity date reduced by the amounts received after the annuity date which were excludable from taxable income. Owners, annuitants and beneficiaries under the Contracts should seek competent financial advice about the tax consequences of any distributions.

The Company is taxed as a life insurance company under the Code. For federal income tax purposes, the Separate Account is not a separate entity from the Company, and its operations form a part of the Company.

To the extent contributions are made after February 28, 1986 to a non-qualified contract owned by a non-natural person (e.g., corporation or certain other entities other than a trust holding the contract as an agent for a natural person), the Contract will generally not be treated as an annuity for tax purposes resulting in the earnings on the money held in the Contract to be taxed currently to such owner.

QUALIFIED AND NON-QUALIFIED CONTRACTS

If you purchase the Contract as an individual and not under any pension plan or specially sponsored program, your contract is referred to as a non-qualified contract. If you purchase the Contract under a pension plan or specially sponsored program, your contract is referred to as a qualified contract. Examples of qualified plans are: tax-sheltered annuities (sometimes referred to as 403(b) contracts), and pension and profit-sharing plans, which include 401(k) plans and H.R.10 Keogh Plans.

The amount of premiums paid by the employer are excluded from the employee's income for the taxable year to the extent that the payments do not exceed the employee's exclusion allowance for the taxable year. In addition, tax-sheltered annuities may permit nondeductible employee contributions. Payments to purchase a tax-sheltered annuity contract for an employee are subject to the overall limits on contributions and benefits applicable to tax-sheltered plans under
Section 403(b) or; if applicable, Section 415 of the Code.

A qualified contract will not provide any necessary or additional tax deferral if it is used to fund a qualified plan that is tax deferred. However, the Contract has features and benefits other than tax deferral that may make it an appropriate investment for a qualified plan. You should consult your tax adviser regarding these features and benefits prior to purchasing a qualified Contract.

WITHDRAWALS - NON-QUALIFIED CONTRACTS

Withdrawals from a non-qualified Contract issued after August 13, 1982 will be treated, as first coming from earnings and then from the purchase payments. Such withdrawn earnings are includable in income.

Furthermore, amounts withdrawn that are allocable to an investment made after August 13, 1982 in a Contract issued before that date, are also taxed under the "earnings first" rule above. However, withdrawals from a Contract entered into before August 14, 1982 (and amounts allocable to investments made before such date) are treated as first coming from purchase payments and will be received tax-free until the investment in the Contract has been fully recovered (the "investment first rule"). If the Contract has income attributable to investments made prior to August 14, 1982 and post-August 14, 1982, then amounts withdrawn will first be allocable to the pre-August 14, 1982 investments, then to earnings on such investments and will be taxed under the "investment first rule" above and then be allocable to earnings on investments made after August 13, 1982 and then to investments made after such date and will be taxed under the "earnings first rule" above.

The Code also provides that any amount received under an annuity contract which is included in income may be subject to a penalty. The amount of the penalty is equal to 10% of the amount that is includable in income.

Some withdrawals will be exempt from the penalty. They include any amounts:

1.       paid on or after the taxpayer reaches age 59 1/2;

2.       paid after you die;

3. paid if the taxpayer becomes totally disabled (as that term is defined in the Code);

4. paid in a series of substantially equal payments made annually (or more frequently) for life or a period not exceeding life expectancy;

5.       paid under an immediate annuity; or

6.       which come from purchase payments made prior to August 14, 1982.

With respect to (4) above, if the series of substantially equal periodic payments is modified (unless under permitted exceptions) before the later of your attaining age 59 1/2 or 5 years from the date of the first periodic payment, then the tax for the year of the modification is increased by an amount equal to the tax which would have been imposed (the 10% penalty tax) but for the exception plus interest for the tax years in which the exception was used.

WITHDRAWALS - QUALIFIED CONTRACTS

If you make a withdrawal from your qualified contract, a portion of the withdrawal is treated as taxable income. This portion depends on the ratio of the pre-tax purchase payments to the after-tax purchase payments in your Contract. If all of your purchase payments were made with pre-tax money then the full amount of any withdrawal is includable in taxable income. Special rules may apply to withdrawals from certain types of qualified contracts.

The Code also provides that any amount received under a qualified contract which is included in income may be subject to a penalty. The amount of the penalty is equal to 10% of the amount that is includable in income. Some withdrawals will be exempt from the penalty. They include any amounts:

1.       paid on or after you reach age 59 1/2;

2.       paid after you die;

3. paid if you become totally disabled (as that term is defined in the Code);

4. paid to you after leaving your employment in a series of substantially equal payments made annually (or more frequently) for life or a period not exceeding life expectancy;

5.       paid to you after you have left your employment, after attaining age
         55;

6.       paid for certain allowable medical expenses (as defined in the Code);

7.       paid pursuant to a qualified domestic relations order;

8.       paid on account of an IRS levy upon the qualified contract.

The 10% penalty also applies to a distribution from a Code Section 457 governmental plan if the distribution is attributable to an amount transferred to the Code Section 457 plan from an IRA, 403(b), pension or profit sharing plan unless one of the exceptions above applies.

With respect to (4) above, if the series of substantially equal periodic payments is modified (unless under permitted exceptions) before the later of your attaining age 59 1/2 or 5 years from the date of the first periodic payment, then the tax for the year of the modification is increased by an amount equal to the tax which would have been imposed (the 10% penalty tax) but for the exception plus interest for the tax years in which the exception was used.

WITHDRAWALS - TAX-SHELTERED ANNUITIES

The Code limits the withdrawal of amounts attributable to purchase payments made under a salary reduction agreement by owners from tax-sheltered annuities.

Withdrawals can only be made under the following circumstances:

1. when an owner reaches age 59 1/2;

2. when an owner has a severance from employment;

3. when an owner dies;

4. when an owner becomes disabled (as that term is defined in the Code); or

5. in the case of hardship. Hardship withdrawals are limited to purchase payments and cannot include any earnings.

These withdrawal limitations only apply to earnings and salary reduction contributions made after December 31, 1988.

Regulations have been proposed relating to tax-sheltered annuities which would require certain material changes to such contracts including, among others, the requirement of a written plan document and restrictions on transfers between tax-sheltered annuity contracts. The Internal Revenue Service has indicated that these proposed regulations will not be effective prior to 2007. Owners of tax-sheltered annuity contracts should consult their tax adviser to determine the effect of these proposed regulations on their Contracts.

TAXATION OF DEATH BENEFITS

Any death benefits paid under the Contract are taxable to the beneficiary. The rules governing the taxation of payments from an annuity contract, as discussed above, generally apply to the payment of death benefits and depend on whether the death benefits are paid as a lump sum or annuity payments. Estate taxes may also apply.

REQUIRED DISTRIBUTIONS

Generally, distributions from a qualified plan must begin no later than April 1st of the calendar year following the later of (a) the year in which the employee attains age 70 1/2 or (b) the calendar year in which the employee retires. Required distributions must be over a period not exceeding the life expectancy of the individual or the joint lives or life expectancies of the individual and his or her designated beneficiary. If the required minimum distributions are not made, a 50% penalty tax is imposed as to the amount not distributed. Under certain circumstances, Participants may elect to have different distribution requirements apply to pre-1987 account balances in the Contracts.

If you are required to take distributions from your qualified plan, you should consult with your qualified plan sponsor and tax adviser to determine that your distributions comply with these rules.

DIVERSIFICATION AND OWNER CONTROL

The Code provides that the underlying investments for a variable annuity must satisfy certain diversification requirements in order to be treated as an annuity contract. We believe that the investment options are managed so as to comply with the requirements.

Neither the Code nor the Internal Revenue Service Regulations issued to date provide guidance as to the circumstances under which you, because of the degree of control you exercise over the underlying investments, are considered the owner of the shares of the investment options. However, the IRS has indicated in rulings that investment decisions regarding the underlying investments must be made in the sole discretion of VFL and the manager of the underlying investments, no arrangements may exist between a contract owner and VFL regarding specific investments or investment objectives for the underlying investments and a contract owner may not communicate with the underlying investment manager or VFL regarding the selection, quality or rate of return of the underlying investments. If you are considered the owner of the shares, it will result in the loss of the favorable tax treatment for the contract. It remains unclear to what extent under federal tax law owners are permitted to make transfers among the investment options or the number and type of investment options owners may select from without being considered owners of the shares. If any guidance is provided which is considered a new position, then the guidance is generally applied prospectively. However, if such guidance is considered not to be a new position, it may be applied retroactively. This would mean that you, as the owner of the Contract, could be treated as the owner of the investment options.

Due to the uncertainty in this area, we reserve the right to modify the Contract in an attempt to maintain favorable tax treatment.

PARTIAL 1035 EXCHANGES

Section 1035 of the Code provides that an annuity contract may be exchanged in a tax-free transaction for another annuity contract. The IRS has also ruled that a partial exchange of an annuity contract, whereby a portion of an annuity contract is directly transferred into another annuity contract, would also qualify as a non-taxable exchange. However, the IRS has expressed concern that partial exchanges could be used to avoid tax that would otherwise be imposed on withdrawals from an annuity contract. The IRS has indicated that pending issuance of final regulations, it will consider all the facts and circumstances to determine whether a partial exchange and a subsequent withdrawal from either of the annuity contracts within 24 months of the date of the partial exchange should result in the contracts being treated as a single contract for purposes of determining the tax treatment of the withdrawal. A contract owner may avoid this result by demonstrating that a life event such as disability, divorce or unemployment occurred between the partial exchange and the withdrawal and that the withdrawal was not contemplated at the time of the partial exchange. Due to continuing uncertainty in this area, owners should consult their own tax advisers prior to entering into a partial exchange of an annuity contract.

TAX TREATMENT OF ASSIGNMENTS

Any transfer, assignment or pledge of a contract may be a taxable event. If the Contract is issued for use under a qualified plan, it may not be assigned, pledged or otherwise transferred except allowed under applicable law. You should therefore consult competent tax advisers should you wish to transfer, assign or pledge your Contract.

INCOME TAX WITHHOLDING

All distributions or the portion thereof which is includible in the gross income of the Contract Owner are subject to federal income tax withholding. Generally, amounts are withheld from periodic payments at the same rate as wages and at the rate of 10% from non-periodic payments. However, the Contract Owner, in most cases, may elect not to have taxes withheld or to have withholding done at a different rate. Taxable distributions made to nonresident aliens will generally be subject to a 30% withholding rate unless a lower tax treaty rate applies to such person.

When all or part of an annuity contract or a death benefit under the Contract is transferred or paid to an individual two or more generations younger than the Contract Owner, a generation-skipping transfer tax may be owed. Under certain circumstances, Federal tax law may require VFL to withhold the tax from the Contract and pay it directly to the Internal Revenue Service.

Certain distributions from Contracts qualified under Code Section 401, Code
Section 403(b) or from a Code Section 457 governmental plan, which are not directly rolled over to another eligible retirement plan or individual retirement account or individual retirement annuity, are subject to a mandatory 20% withholding for federal income tax. The 20% withholding requirement generally does not apply to: a) a series of substantially equal payments made at least annually for the life or life expectancy of the participant or joint and last survivor expectancy of the participant and a designated beneficiary or for a specified period of 10 years or more; or b) distributions which are required minimum distributions; or c) the portion of the distributions not includable in gross income (i.e. returns of after-tax contributions); or d) hardship distributions. Participants should consult their own tax counsel or other tax advisor regarding withholding requirements.

WITHDRAWALS - INVESTMENT ADVISER FEES

The Internal Revenue Service has, through a series of Private Letter Rulings, held that the payment of investment adviser fees from a tax-sheltered annuity is permissible under certain circumstances and will not be considered a distribution for income tax purposes. The Rulings require that in order to receive this favorable tax treatment, the annuity contract must, under a written agreement, be solely liable (not jointly with the Contract Owner) for payment of the adviser's fee and the fee must actually be paid from the annuity contract to the adviser. Withdrawals from Non-Qualified Contracts for the payment of investment adviser fees will be considered taxable distributions from the Contract.

DELAYED ANNUITY PAYMENTS

Although there is no guidance in the Federal tax law as to when annuity payments must commence under a non-qualified contract, the Internal Revenue Service could take the position that if annuity payments do not begin or are not scheduled to begin until an advanced age, such as after age 85, then the contract should not be treated as an annuity contract for Federal tax purposes. If such was to occur, then the income under the Contract could become currently taxable to the Owner.

HURRICANE VICTIMS TAX RELIEF

Recent tax law changes have been made regarding Qualified Contracts to provide victims of the 2005 Hurricanes Katrina, Rita and Wilma with special tax relief for certain periods of time related to the tax treatment of withdrawals, the 10% penalty tax, recontribution of certain withdrawal amounts and the limitations applicable to loan amounts and repayments. Persons eligible for the special tax treatment are generally those whose principal residence was in the designated hurricane disaster area and who sustained an economic loss from the applicable hurricane. Owners should consult their own tax advisers regarding their eligibility for this tax relief.

                                  MODIFICATION

The Contracts may be modified by VFL from time to time to the extent necessary to make the Contracts conform to any law or regulation issued by a governmental agency. No other modification can be made before the Contract's fifth anniversary without the Contract Owner's agreement. No mutually agreed upon modification, however, will adversely affect Accumulation or Annuity Units credited before its effective date without the agreement of Participants and Annuitants covered by the Contract.

Group variable annuity contracts are normally in force over many years, and the character of the group covered by the Contract continually changes, thus affecting VFL's ability to predict the future costs of administering the Contract. Accordingly, on the fifth or any later Contract anniversary, VFL reserves the right to modify the Contract, including the deductions from Purchase Payments for sales and administrative expense, the periodic charge for mortality and expense undertakings, and the annuity purchase rates. No modification will adversely affect Accumulation or Annuity Units credited before its effective date. At least 90 days' notice of any such modification will be given to the Contract Owner, and notice will also be given to each Participant and Annuitant covered by the Contract.

                                   SUSPENSION

VFL may suspend a Contract on any Contract anniversary if during the year preceding the anniversary (i) the Contract Owner has failed to remit the required Purchase Payments or (ii) the number of Participants under the Contract has become less than ten. A Contract may be suspended upon written notice to VFL by the Contract Owner. Upon suspension, VFL will not accept any further Purchase Payments under the Contract, but suspension in no way affects the Accumulation Units or Annuity Units previously credited to any Participant. Suspension of a Contract will not result in any immediate tax consequences to the Contract Owner or any Participant.

                              PRINCIPAL UNDERWRITER

SL Distributors, Inc., Park Central VIII, 12770 Merit Drive, Suite 600, Dallas, TX 75251, is the Distributor (Principal Underwriter) of the Contracts. Philadelphia Life Asset Planning Company was the former distributor of the Contracts. SL Distributors, Inc. is a wholly-owned subsidiary of VFL.

SL Distributors, Inc. is registered as a limited purpose broker-dealer under the Securities Exchange Act of 1934, and is a member of the National Association of Securities Dealers, Inc. The Contracts may not be available in all states.

The Contracts are no longer offered for sale. However, VFL accepts new purchase payments on and provides administration for existing Contracts.

                                 ADMINISTRATION

Alliance-One Services, Inc., 8710 Freeport Parkway, Suite 150, Irving, TX 75063, provides certain administrative services regarding the Contracts. The administrative services include issuance of the Contracts and maintenance of Contract records.

                                LEGAL PROCEEDINGS

There are no material legal proceedings pending to which the Separate Account, SL Distributors, Inc. or VFL is a party.


                            CONTRACT OWNER INQUIRIES

VFL  provides  a  toll  free  number  for  inquiries  by  Contract   Owners  and
Participants. The number is 1-800-792-4368. Written questions should be sent to VFL, P.O. Box 749045, Dallas, Texas 75374-9045.


                                EARLIER CONTRACTS

VFL has outstanding a number of Variable Annuity contracts funded in the Separate Account that are no longer offered or sold. These earlier contracts differ in several respects from those described in this prospectus. Any copy of this prospectus, required to be delivered to an Owner or Participant under such earlier contract, contains a supplement setting forth material differences.






                            TABLE OF CONTENTS OF THE
                       STATEMENT OF ADDITIONAL INFORMATION

                                                                          Page

                  Company ..............................................
                  Experts...............................................
                  Legal Opinions........................................
                  Distributor...........................................
                  Purchase of Contracts.................................
                  Change of Owner, Beneficiary, or Annuitant............
                  Misstatement and Proof of Age, Sex or Survival........
                  Incontestability......................................
                  Experience Rating Credits.............................
                  Beneficiary Designation...............................
                  Net Investment Factor.................................
                  Annuity Payments......................................
                  Illustration of Calculation of Annuity Payments.......
                  Safekeeping of Account Assets.........................
                  Other Information.....................................
                  Financial Statements..................................



The Separate Account's Statement of Additional Information and this prospectus omit certain information contained in the Registration Statement which the Separate Account has filed with the Securities and Exchange Commission, and reference is hereby made to the Registration Statement and its amendments, for further information with respect to the Separate Account and the securities offered hereby. The Registration Statement and its amendments are available for inspection by the public at the Securities and Exchange Commission in Washington, D.C.




                             Variable Annuity Fund I
                              of Southwestern Life
                       For Contracts Issued on Form APDVA
                Supplement to Prospectus Dated December 29, 2006

The individual annual premium deferred variable annuity contract issued by VFL on Form APDVA ("Contract") is no longer offered or sold by VFL but remains in effect. Please read the Prospectus and this Supplement for a description of your Contract.

1. Premiums. Premiums may be paid annually, semiannually, quarterly or monthly, but each purchase payment must be at least $10.

2. Sales and Administrative Expenses.* A deduction is made from each purchase payment of 4.50% for sales expense plus 3.75% for administrative expense for a total deduction of 8.25% (8.99% of the amount invested, excluding premium tax, if any).

3. Grace Period. Thirty-one days of grace are granted for the payment of each premium except the first. During that grace period the Contract will remain in force.

4. Premium Default. Any premium for the Contract unpaid at the end of the grace period will be in default. Upon default, the Contract will be continued in force as a paid-up variable annuity contract based on the number of Accumulation Units in the Individual Account as of the due date of the premium in default and, subject to provision (5) herein, VFL will not accept the payment of any premium thereafter.

5. Resumption of Premium Payments. Upon the payment of all past due premiums at any time within three years after the due date of the first premium then in default and while the Contract is in force as a paid-up variable annuity contract, premium payments may be resumed in accordance with the provisions of the Contract.

6. Annuity Forms. The life annuity with 5 years certain under Annuity Form 2 is not available under the Contract.

7. Assignment. When the Contract is not used to fund a plan qualified for favorable tax treatment under the Internal Revenue Code, it may be assigned.

* The fee table in the Prospectus should be replaced with the following:

FEE TABLE

The following tables describe the maximum fees and expenses that you will pay when buying, owning, and surrendering the Contract. The first table describes the fees and expenses that you will pay at the time that you buy the Contract or surrender the Contract. State premium taxes may also be deducted.(1)

Contract Owner Transaction Expenses

Sales Load Imposed on Purchases                       4.50%
(as a percentage of purchase payments)

Administrative Expenses                               3.75%
(as a percentage of purchase payment)

The next table describes the fees and expenses that you will pay periodically during the time that you own the Contract, not including the expenses of the Capital Growth Portfolio.

Separate Account Annual Expenses
(as a percentage of average account value)

Mortality Risk Fees                                   0.70%
Expense Risk Fees                                     0.30%
Other Expenses2                                       0.20%
                                                      ----

Total Separate Account Annual Expenses                1.20%

The next item shows the annual operating expenses for the year ended December 31, 2005 charged by the Capital Growth Portfolio (Class A Shares) that you may pay periodically during the time that you own the Contract. More detail concerning the portfolio's fees and expenses is contained in the DWS Fund prospectus.

Total Annual Portfolio Operating Expenses 0.49% (expenses that are deducted from fund assets, including management fees, distribution and/or service (12b-1) fees, and other expenses.)


(1)State Premium Taxes (ranging from 0.50% to 3.50%) are not included.

(2)Audit expense of the Separate Account (limited to 0.20% of net asset value). In connection with the conversion of the Separate Account into a unit investment trust, VFL agreed to assume the audit expense of the Separate Account to the extent it would otherwise exceed 0.20% of the Separate Account's average net assets in any year.

Example

This Example is intended to help you compare the cost of investing in the Contract with the cost of investing in other variable annuity contracts. These costs include Contract Owner transaction expenses, Separate Account annual expenses, and fund fees and expenses.

The Example assumes that you invest $10,000 in the Contract for the time periods indicated. The Example also assumes that your investment has a 5% return each year and assumes the maximum fees and expenses of the Capital Growth Portfolio. Although your actual costs may be higher or lower, based on these assumptions, your costs would be:

(1) If you surrender your Contract at the end of the applicable time period:

              1 year        3 years                5 years            10 years
               $987         $1328                  $1690              $2705


(2) If you do not surrender your Contract or if you start to take annuity payments from your Contract at the end of the applicable time period:

              1 year        3 years                5 years            10 years
               $987         $1328                  $1690              $2705




                             Variable Annuity Fund I
                              of Southwestern Life
                       For Contracts Issued on Form FPDVA
                Supplement to Prospectus Dated December 29, 2006

The individual flexible premium deferred annuity contract issued by VFL on Form FPDVA ("Contract") is no longer offered or sold by VFL but remains in effect. Please read the Prospectus and this Supplement for a description of your Contract.

1. Premiums. Premiums may be paid as often as once a month subject to a $10 minimum. The total amount of premiums payable during any one Contract year may, at the option of VFL, be limited to two times the premium paid during the first Contract year.

2. Deductions.* Under the Contract, a deduction is made from each purchase payment of 4.50% for sales expense plus 3.75% for administrative expense for a total deduction of 8.25% (8.99% of the amount invested, excluding premium tax, if any).

3. Right to Cancel. If the Contract is to be used as an IRA, VFL will mail notice of the applicant's right to cancel the application, within 7 days of the notice, for a full refund of any purchase payment.

4. Annuity Forms. The life annuity with 5 years certain under Annuity Form 2 is not available under the Contract.

* The fee table in the Prospectus should be replaced with the following:

FEE TABLE

The following tables describe the maximum fees and expenses that you will pay when buying, owning, and surrendering the Contract. The first table describes the fees and expenses that you will pay at the time that you buy the Contract or surrender the Contract. State premium taxes may also be deducted.(1)

Contract Owner Transaction Expenses

Sales Load Imposed on Purchases                       4.50%
(as a percentage of purchase payments)

Administrative Expenses                               3.75%
(as a percentage of purchase payment)

The next table describes the fees and expenses that you will pay periodically during the time that you own the Contract, not including the expenses of the Capital Growth Portfolio.

Separate Account Annual Expenses
(as a percentage of average account value)

Mortality Risk Fees                                   0.70%
Expense Risk Fees                                     0.30%
Other Expenses 2                                      0.20%
                                                      ----

Total Separate Account Annual Expenses                1.20%

The next item shows the annual operating expenses for the year ended December 31, 2005 charged by the Capital Growth Portfolio (Class A Shares) that you may pay periodically during the time that you own the Contract. More detail concerning the portfolio's fees and expenses is contained in the DWS Fund prospectus.

Total Annual Portfolio Operating Expenses 0.49% (expenses that are deducted from fund assets, including management fees, distribution and/or service (12b-1) fees, and other expenses.)


(1)State Premium Taxes (ranging from 0.50% to 3.50%) are not included.

(2)Audit expense of the Separate Account (limited to 0.20% of net asset value). In connection with the conversion of the Separate Account into a unit investment trust, VFL agreed to assume the audit expense of the Separate Account to the extent it would otherwise exceed 0.20% of the Separate Account's average net assets in any year.

Example

This Example is intended to help you compare the cost of investing in the Contract with the cost of investing in other variable annuity contracts. These costs include Contract Owner transaction expenses, Separate Account annual expenses, and fund fees and expenses.

The Example assumes that you invest $10,000 in the Contract for the time periods indicated. The Example also assumes that your investment has a 5% return each year and assumes the maximum fees and expenses of the Capital Growth Portfolio. Although your actual costs may be higher or lower, based on these assumptions, your costs would be:

(1) If you surrender your Contract at the end of the applicable time period:

              1 year        3 years                5 years            10 years
               $987         $1328                  $1690              $2705




(2) If you do not surrender your Contract or if you start to take annuity payments from your Contract at the end of the applicable time period:

              1 year        3 years                5 years            10 years
               $987         $1328                  $1690              $2705






                             Variable Annuity Fund I
                              of Southwestern Life
                        For Contracts Issued on Form GRVA
                Supplement to Prospectus Dated December 29, 2006

The group variable annuity contract issued by VFL on Form GRVA ("Contract") is no longer offered or sold by VFL but remains in effect. Please read the Prospectus and this Supplement for a description of your Contract.

1. Annuity Election. The Participant's right to elect an annuity form is subject to certain restrictions specified in the Contract.

2. Withdrawal Options. The Contract Owner will notify VFL of the number of Accumulation Units to be released to a Participant which are not to be used to provide an annuity. The Participant may, within 31 days after the date of notice, elect (a) to receive the value of those Accumulation Units in a cash payment to be made within 7 days, or (b) to convert the value of the Accumulation Units to an individual deferred annuity contract. In the absence of an election, VFL will pay the value of those units as provided in (a). Any Accumulation Units in a Participant's Individual Account not used to provide an annuity for a Participant and not released to the Participant shall be automatically paid to the Contract Owner.

3. Discontinuance. The Contract Owner may give written notice to VFL that contributions for the Contract are to be discontinued. VFL may discontinue the Contract where the Contract Owner fails to submit an application or make a contribution for any Participant in accordance with the Plan or where it is not practicable, in the opinion of VFL, to provide for the continued purchase of annuities under the Contract because of a change in the Plan or in the amount of benefits to be provided. If the Contract Owner fails to make any contribution required by the Plan within 31 days from the date a contribution is due, the Contract will automatically be discontinued. On discontinuance other than by the Contract Owner, VFL will pay to the Contract Owner an amount equal to the value of the remaining Accumulation Units.

4. Benefit Limitations. Employer contributions for any of the 25 highest paid employees whose anticipated benefit from such contributions will exceed $1,500 may be restricted in certain circumstances specified in the Contract.



                                    VARIABLE
                                 ANNUITY FUND I
                              OF SOUTHWESTERN LIFE


                       Valley Forge Life Insurance Company
                                 P.O. Box 749045
                            Dallas, Texas 75374-9045


                                    PART B

                       STATEMENT OF ADDITIONAL INFORMATION

                             Dated December 29, 2006


                        GROUP VARIABLE ANNUITY CONTRACTS

                                   issued by:

                VARIABLE ANNUITY FUND I OF SOUTHWESTERN LIFE AND
                      VALLEY FORGE LIFE INSURANCE COMPANY
            (formerly issued by SOUTHWESTERN LIFE INSURANCE COMPANY)

                                                      Customer Service Center:

                                                      P.O. Box 749045
                                                      Dallas, TX  75374-9045
                                                      Telephone: 800-792-4368



This Statement of Additional Information expands upon subjects we discussed in the current Prospectus (and any applicable Supplement) for the Group Variable Annuity Contracts (the "Contracts") issued by Valley Forge Life Insurance Company ("we," "us," "our," "VFL," or the "Company"). You may obtain a copy of the Prospectus (and any applicable Supplement) dated December 29, 2006 by calling 800-792-4368 (Toll Free) or by writing to our Customer Service Center at the above address. You may also obtain a copy of the Prospectus (and any applicable Supplement) by accessing the Securities and Exchange Commission's website at http://www.sec.gov. The terms we used in the current Prospectus for the Contracts are incorporated into and made a part of this Statement of Additional Information.


        THIS STATEMENT OF ADDITIONAL INFORMATION IS NOT A PROSPECTUS AND SHOULD BE READ ONLY IN CONJUNCTION WITH THE PROSPECTUS (AND ANY
                   APPLICABLE SUPPLEMENT) FOR THE CONTRACTS.





                       Statement of Additional Information

                                Table of Contents

                                                                           Page
                                                                           ----
Company....................................................................

Experts....................................................................

Legal Opinions.............................................................

Distributor ...............................................................

Purchase of Contracts......................................................

Change of Owner, Beneficiary, or Annuitant.................................

Misstatement and Proof of Age, Sex or Survival.............................

Incontestability...........................................................

Experience Rating Credits..................................................

Beneficiary Designation....................................................

Net Investment Factor......................................................

Annuity Payments...........................................................

Illustration of Calculation of Annuity Payments............................

Safekeeping of Account Assets..............................................

Other Information..........................................................

Financial Statements.......................................................


COMPANY

Valley Forge Life Insurance Company (the "Company" or "VFL"), is a wholly-owned subsidiary of Swiss Re Life & Health America Inc. ("SRLHA"). SRLHA is ultimately controlled by Swiss Reinsurance Company.

The Company is an Indiana corporation principally engaged in the administration of a closed block of life insurance and annuities. It is licensed in the District of Columbia, Puerto Rico and all states except New York.

As of December 28, 2006, Southwestern Life Insurance Company ("Southwestern") was merged into one of its affiliates, VFL, with VFL surviving the merger, and all outstanding contracts of Southwestern became the obligations of VFL. Prior to December 28, 2006, the Contract was issued by Southwestern. There have been no changes to your Contract or any of your benefits as a result of the merger.

EXPERTS

The financial statements of Variable Annuity Fund I of Southwestern Life for the year ended December 31, 2005 included in this Statement of Additional Information, have been so included in reliance on the reports of
PricewaterhouseCoopers LLP, 300 Madison Avenue, New York, NY 10017, an independent registered public accounting firm, on the authority of said firm as experts in auditing and accounting.

The statutory basis financial statements of Valley Forge Life Insurance Company for the year ended December 31, 2005 included in this Statement of Additional Information, have been so included in reliance on the reports of
PricewaterhouseCoopers LLP, 300 Madison Avenue, New York, NY 10017, an independent auditor, on the authority of said firm as experts in auditing and accounting.

The statutory basis financial statements of Southwestern Life Insurance Company for the year ended December 31, 2005 included in this Statement of Additional Information, have been so included in reliance on the reports of
PricewaterhouseCoopers LLP, 300 Madison Avenue, New York, NY 10017, an independent auditor, on the authority of said firm as experts in auditing and accounting.

The principal business address of PricewaterhouseCoopers LLP, is 300 Madison Avenue, New York, NY 10017.


LEGAL OPINIONS

All matters relating to applicable law pertaining to the Contracts, including the validity of the Contracts and the Company's authority to issue Contracts, have been passed upon by Margaret Ashbridge.


DISTRIBUTOR

SL Distributors, Inc. ("Distributor"), Park Central VIII, 12770 Merit Drive, Suite 600, Dallas, TX 75251, acts as the distributor for the Contracts. Philadelphia Life Asset Planning Company was the former distributor of the Contracts. The Contracts are no longer offered for sale. However, VFL accepts new purchase payments on and provides administration for existing Contracts.


PURCHASE OF CONTRACTS

The Separate Account no longer offers the Contracts for sale, although it continues to accept purchase payments on existing Contracts. For a description of the manner in which the Contracts were offered in the past, including the method used to determine the sales load, see the prospectus for the Separate Account.


CHANGE OF OWNER, BENEFICIARY, OR ANNUITANT

During your lifetime and while your Contract is in force, you can transfer ownership of your Contract, change the Beneficiary, or change the Annuitant. However, you cannot change the Annuitant (a) if there is no Owner who is not a natural person, or (b) after the Income Date. To make any of these changes, you must send us Satisfactory Notice. If accepted, any change in Owner, Beneficiary, or Annuitant will take effect on the date you signed the notice. Any of these changes will not affect any payment made or action we took before our acceptance. A CHANGE IN OWNER MAY BE A TAXABLE EVENT AND MAY ALSO AFFECT THE AMOUNT OF DEATH BENEFIT PAYABLE UNDER YOUR CONTRACT.

MISSTATEMENT AND PROOF OF AGE, SEX OR SURVIVAL

We may require proof of age, sex, or survival of any person upon whose age, sex, or survival any payments depend. If the age or sex of the Annuitant has been misstated, or if the age of the Owner has been misstated, the benefits will be those that the Account Value applied would have provided for the correct age and sex. If we have made incorrect income payments, we will pay the amount of any underpayments. We will deduct the amount of any overpayment from future income payments.


INCONTESTABILITY

Your Contract is incontestable after one year from its Contract Date.


EXPERIENCE RATING CREDITS

The Contracts provide that VFL, in its sole discretion, may allow experience rating credits to provide additional accumulation or annuity units, as the case may be. Pursuant to its experience rating plan, VFL will determine the administrative expenses applicable to each Contract. If actual costs exceed the amount deducted for such expenses, no additional deduction will be made. If, however, the amount deducted for such expenses exceeds actual costs, VFL in its discretion may allocate all, a portion, or none of such excess as an experience rating credit under the Contract. Such experience rating credit (less applicable premium taxes) will be applied to increase the number of accumulation units or annuity units, as applicable, without deduction of any amounts for sales and administrative expenses. VFL reserves discretion to determine when to initiate its experience rating plan, but after experience rating commences, a determination of the credit, if any, to be allocated under the Contracts will be made annually. VFL does not intend to begin experience rating in the immediate future.


BENEFICIARY DESIGNATION

This is as shown in the application or Confirmation Form. It includes the name of the Beneficiary and the order and method of payment. If you name "estate" as a Beneficiary, it means the executors or administrators of your estate. If you name "children" of a person as a Beneficiary, only children born to or legally adopted by that person as of an Owner's date of death will be included.

We may rely on an affidavit as to the ages, names, and other facts about all Beneficiaries. We will incur no liability if we act on such affidavit.


NET INVESTMENT FACTOR

The net investment factor is an index of the percentage change (adjusted for the deduction of the fees for audit and mortality and expense undertakings) in the net asset value of the Separate Account since the preceding Valuation Date. This factor may either be positive or negative depending upon the Capital Growth Portfolio's investment performance.

The net investment factor for any date is the sum of 1.0000000 plus the net investment rate for such date.

The net investment rate for any date is equal to the gross investment rate expressed in decimal form less a deduction of .0000363.

The gross investment rate for any date is equal to (a) divided by (b) where (a) is the Separate Account's investment income for such date, plus realized and unrealized capital gains for such date, minus an amount not greater than the sum of (i) the Separate Account's realized and unrealized capital losses for such date, (ii) an amount for any applicable taxes arising from income and realized and unrealized capital gains on the Separate Account or otherwise from the existence of the Separate Account, and (iii) an amount for fees and expenses of audit of the Separate Account; and (b) is the value of the Separate Account for the immediately preceding date adjusted by amounts added to or subtracted from the Separate Account on such date. Such gross investment rate may be either positive or negative.


ANNUITY PAYMENTS

At commencement of the annuity period, a number of annuity units is determined from the applicable annuity tables that reflect the age or year of birth of the annuitant (and the joint annuitant, if applicable), the dollar amount available to effect the annuity and the next determined applicable annuity unit value. The number of annuity units so determined is credited to the Participant's account and thereafter, the number of annuity units will not change except in accordance with the provisions of the annuity form selected at the commencement of the annuity period.

The amount of each subsequent annuity payment will be determined by multiplying the number of annuity units credited to the Participant's account on the due date of such payment by the applicable annuity unit value for that date.

The annuity tables for the Contracts are based on the Group Annuity Table for 1951 and an assumed net investment rate of 3.50% per year. Because the Contracts provide for age adjustment based on the year of birth of the Annuitant (and, if applicable, the joint Annuitant), a person's actual age when payments commence may not be the same as the age used in determining the amount of the first annuity payment.

The dollar amount available to be credited as annuity units for a Participant's account under a Contract is determined on the basis set forth in the plan and the Contract. If the plan permits such election, the Annuitant may elect to receive all or a portion of his or her annuity payments on a fixed-dollar basis rather than a variable basis. The accumulation units applicable to the amount available will be withdrawn from the accumulation account.

The first annuity payment under a Contract shall be due on the day the Participant's account enters the annuity period. Subsequent payments shall be due each month thereafter on the day corresponding to the day of the month of the first payment.


ILLUSTRATION OF CALCULATION OF ANNUITY PAYMENTS

Assume that a Participant at the due date of his or her first annuity payment is entitled to 30,000 accumulation units, and that the value of an accumulation unit on the day on which payments commence is $1.150000, producing a total accumulated value of $34,500. Assume also that the Participant elects an annuity form for which the table in the variable annuity Contract indicates the first monthly payment is $6.97 per $1,000 of value applied. The annuitant's first monthly payment would be 34.500 multiplied by $6.97, which produces $240.47.

Assume that the annuity unit value for the due date of the first payment is $1.100000. When this is divided into the first monthly payment, the number of annuity units represented by that payment is determined to be 218.609. The value of this same number of annuity units will be paid each subsequent month.

Each subsequent monthly annuity payment is determined by multiplying the fixed number of annuity units (218.609) by the annuity unit value for the day on which the annuity payment is due.


SAFEKEEPING OF ACCOUNT ASSETS

We hold the title to the assets of the Separate Account. The assets are kept physically segregated and held separate and apart from our general account assets and from the assets in any other separate account.

We maintain records of all purchases and redemptions of Fund shares held by the Sub-Account of the Separate Account.


OTHER INFORMATION

Registration Statements have been filed with the SEC under the Securities Act of 1933, as amended, with respect to the Contracts discussed in this Statement of Additional Information. Not all the information set forth in these registration statements, amendments and exhibits thereto has been included in this Statement of Additional Information. Statements contained in this Statement of Additional Information concerning the content of the Contracts and other legal instruments are intended to be summaries. For a complete statement of the terms of these documents, reference should be made to the instruments filed with the SEC.


FINANCIAL STATEMENTS

The following financial statements are contained below:

o Audited financial statements of Variable Annuity Fund I of Southwestern Life

o Audited financial statements of VFL

o Audited financial statements of Southwestern

o Unaudited pro forma financial statements which give effect to the merger of Southwestern into VFL


VARIABLE ANNUITY FUND I OF

SOUTHWESTERN LIFE

Year ended December 31, 2005
with Report of Independent Registered Public Accounting Firm

                             Variable Annuity Fund I

                              of Southwestern Life

                                December 31, 2005

                                    CONTENTS

Report of Independent Registered Public Accounting Firm........................2

Audited Financial Statements

Statement of Assets and Liabilities............................................3
Statement of Operations........................................................4
Statements of Changes in Net Assets............................................5
Notes to Financial Statements................................................6-8

PRICEWATERHOUSECOOPERS [LOGO OF PRICEWATERHOUSECOOPERS]
--------------------------------------------------------------------------------

                                                   PRICEWATERHOUSECOOPERS LLP
                                                   PricewaterhouseCoopers Center
                                                   300 Madison Avenue
                                                   New York NY 10017
                                                   Telephone (646) 471 3000
                                                   Facsimile (813)286 6000

             REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of Southwestern Life Insurance Company and the Contractholders of Variable Annuity Fund I of Southwestern Life:

In our opinion, the accompanying statement of assets and liabilities, and the related statements of operations and of changes in net assets and the financial highlights present fairly, in all material respects, the financial position of Variable Annuity Fund I of Southwestern Life (the "Variable Account") at December 31, 2005, the results of its operations for the year then ended, the changes in its net assets for each of the two years in the period then ended and the financial highlights for each of the five years in the period then ended, in conformity with accounting principles generally accepted in the United States of America. These financial statements and financial highlights (hereafter referred to as "financial statements") are the responsibility of the Variable Account's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits, which included confirmation of securities at December 31, 2005 by correspondence with the underlying fund's transfer agent, provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP

August 24, 2006

                             VARIABLE ANNUITY FUND I

                              OF SOUTHWESTERN LIFE

                       STATEMENT OF ASSETS AND LIABILITIES

                             AS OF DECEMBER 31, 2005

ASSETS:
   DWS Capital Growth VIP-Class A, 319,878.093 shares (cost $5,988,441)            $5,405,940
   Receivable from affiliates                                                         278,529
   Cash                                                                                25,502
                                                                                   ----------
         TOTAL ASSETS                                                               5,709,971
                                                                                   ----------

LIABILITIES
   Payable to affiliates:
      Mortality and expense risk charges payable                                        4,516
      Audit fees payable                                                                  902
                                                                                   ----------
         TOTAL LIABILITIES                                                              5,418
                                                                                   ----------

NET ASSETS                                                                         $5,704,553
                                                                                   ==========

Tax sheltered accumulation units                                                   $3,844,495
Non-tax sheltered accumulation units                                                1,537,819
Contracts in payout (annuitization) period                                            322,239
                                                                                   ----------
NET ASSETS                                                                         $5,704,553
                                                                                   ==========

TAX SHELTERED ACCUMULATION UNITS
Units outstanding*                                                                    247,825
Unit value (accumulation)                                                          $    15.51
                                                                                   ==========

NON-TAX SHELTERED ACCUMULATION UNITS
Units outstanding*                                                                    108,919
Unit value (accumulation)                                                          $    14.12
                                                                                   ==========

*  Units outstanding rounded to nearest whole unit

   The accompanying notes are an integral part of these financial statements.

                             VARIABLE ANNUITY FUND I

                              OF SOUTHWESTERN LIFE

                             STATEMENT OF OPERATIONS

                      FOR THE YEAR ENDED DECEMBER 31, 2005

Investment income:
   Dividend income                                                                 $ 67,293
                                                                                   --------
      TOTAL INVESTMENT INCOME                                                        67,293
                                                                                   --------

Expenses:
   Mortality and expense risk charges                                                52,213
   Audit fees                                                                        10,436
                                                                                   --------
   TOTAL EXPENSES                                                                    62,649
                                                                                   --------
      NET INVESTMENT INCOME                                                        $  4,644
                                                                                   --------

Realized and unrealized gains on investments:
   Net realized gains                                                              $290,875
   Net unrealized gains                                                             196,303
                                                                                   --------
   NET REALIZED AND UNREALIZED INVESTMENT GAINS                                     487,178
                                                                                   --------

      NET INCREASE IN NET ASSETS RESULTING FROM OPERATIONS                         $491,822
                                                                                   ========

   The accompanying notes are an integral part of these financial statements.

                             VARIABLE ANNUITY FUND I

                              OF SOUTHWESTERN LIFE

                       STATEMENTS OF CHANGES IN NET ASSETS

                 FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2004

                                                                                      2005             2004
                                                                                   ----------       ----------
Increase in net assets from operations:
   Net investment income (loss)                                                    $    4,644       $  (26,646)
   Net realized gains                                                                 290,875                -
   Net unrealized gains                                                               196,303          468,596
                                                                                   ----------       ----------
      NET INCREASE IN NET ASSETS RESULTING FROM OPERATIONS                         $  491,822       $  441,950
                                                                                   ----------       ----------
Increase (decrease) in net assets from contract transactions:
   Net premiums/deposits                                                           $    3,958       $    3,953
   Surrenders                                                                        (245,123)        (464,991)
   Annuity payments                                                                   (84,203)         (63,957)
   Net transfers into separate account                                                105,118          223,512
                                                                                   ----------       ----------
      NET DECREASE IN NET ASSETS RESULTING FROM CONTRACT TRANSACTIONS                (220,250)        (301,483)
                                                                                   ----------       ----------
   Total increase in net assets                                                       271,572          140,467
   Net assets at beginning of year                                                 $5,432,981       $5,292,514
                                                                                   ----------       ----------
         NET ASSETS AT END OF YEAR                                                 $5,704,553       $5,432,981
                                                                                   ==========       ==========

   The accompanying notes are an integral part of these financial statements.

                  VARIABLE ANNUITY FUND I OF SOUTHWESTERN LIFE
                          NOTES TO FINANCIAL STATEMENTS
                                DECEMBER 31, 2005

NOTE 1. ORGANIZATION:

The Variable Annuity Fund I of Southwestern Life (the "Variable Account"), a unit investment trust registered with the Securities and Exchange Commission (the "SEC") under the Investment Company Act of 1940 as amended, is a separate investment account of Southwestern Life Insurance Company (the "Company"), which is a Texas-domiciled insurance company. The Company is a wholly-owned subsidiary of Swiss Re Life & Health of America Inc.

Under applicable insurance law, the assets and liabilities of the Variable Account are clearly identified and distinguished from the Company's other assets and liabilities. The portion of the Variable Account's assets applicable to the variable annuity contracts is not chargeable with liabilities arising out of any other business the Company may conduct.

Variable annuity contracts are no longer offered for sale. However, the Variable Account continues to accept new policy payments on, and process transactions for existing contracts.

The Variable Account currently offers one investment option, the DWS Capital Growth VIP-Class A (the "Fund"), an open-end, diversified management investment company. Scudder Investments manages the Fund. On February 6, 2006, Scudder Investments changed its name to DWS Scudder and changed the name of the Fund to the DWS Capital Growth VIP-Class A (formerly Scudder Variable Series I Capital Growth Portfolio - Class A). DWS Scudder (formerly Scudder Investments) is registered with the SEC.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

VALUATION OF INVESTMENTS - Investments in the Variable Account are stated at fair value based on last reported net asset value of the Fund. Net asset values are based upon market or fair valuations of the securities held by the Fund. Changes in the difference between fair value and cost are reflected as net unrealized gains (losses) in the accompanying financial statements.

INVESTMENT INCOME - Income from dividends and gains from realized gain distributions are recorded on the ex-distribution date. Dividends and distributions are reinvested in additional shares of the Fund.

REALIZED INVESTMENT GAINS AND LOSSES - Realized investment gains and losses represent the difference between the proceeds from sales of Fund shares held by the Variable Account and the cost of such shares, which are determined using the first-in first-out cost method. Transactions are recorded on a trade date basis.

NET ASSETS ALLOCATED TO CONTRACTS IN PAYOUT - Net assets allocated to contracts in the payout period are computed according to the 1971 Group Annuitant Mortality Table. The assumed investment return is either 3 or 3.5 percent. The mortality risk is fully borne by the Company and may result in additional amounts being transferred into the Variable Account by the Company to cover greater longevity of annuitants than expected. Conversely, if amounts allocated exceed amounts required, transfers may be made to the Company. Receivable from affiliates represents the transfer required from the Company at December 31, 2005.

FEDERAL INCOME TAXES - The operations of the Variable Account are included in the federal income tax return of the Company, which is taxed as a life insurance company under the provisions of the Internal Revenue Code (IRC). Under the current provisions of the IRC, the Company does not expect to incur federal income taxes on the earnings of Variable Account to the extent the earnings are credited under the contracts. Based on this, no charge is being made currently to the Variable Account for federal income taxes. The Company will review periodically the status of this policy in the event of changes in the tax law. A charge may be made in future years for any federal income taxes that would be attributable to the contracts.

DIVERSIFICATION REQUIREMENTS - Under the provisions of Section 817(h) of the IRC, a variable annuity contract will not be treated as an annuity contract under Section 72 of the Code for any period for which the investments of the segregated asset account on which the contract is based are not adequately diversified. The Code provides that the "adequately diversified" requirement may be met if the underlying investments satisfy either a statutory safe harbor test or diversification requirements set forth in regulations issued by the Secretary of the Treasury. The Company believes, based on the prospectus of the Fund, that the Variable Account is in compliance with the diversification requirements of the Code.

                  VARIABLE ANNUITY FUND I OF SOUTHWESTERN LIFE
                          NOTES TO FINANCIAL STATEMENTS
                                DECEMBER 31, 2005

USE OF ESTIMATES - The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect amounts reported herein. Actual results could differ from these estimates.

NOTE 3. PURCHASES AND SALES OF INVESTMENTS

The cost of purchases (excluding reinvested dividends) and proceeds from sales of investments for the years ended December 31, 2005 and 2004, respectively, were as follows:

YEAR       FUND                                    PURCHASES       SALES
----       ----                                    ---------     ----------
2005       DWS Capital Growth VIP-Class A            $8,692      $1,960,291
2004       DWS Capital Growth VIP-Class A            $    -      $        -

NOTE 4. EXPENSES AND RELATED PARTY TRANSACTIONS

The Company deducts a daily charge from the net assets of the Variable Account equivalent to an effective annual rate of 0.20 percent for audit fees and 1.00 percent for the assumption of mortality and expense risks. The Company deducts
3.25 percent to 4.50 percent for sales expenses and 3.00 percent to 3.75 percent for administrative expenses from each purchase payment.

NOTE 5. CHANGES IN UNITS OUTSTANDING

The changes in units outstanding for the years ended December 31, 2005 and 2004 were as follows:

                                       -----------------------------------------------------------------------------------------
                                                          2005                                          2004
                                       -----------------------------------------------------------------------------------------
                                                         UNITS       NET INCREASE                       UNITS       NET INCREASE
                                       UNITS ISSUED     REDEEMED      (DECREASE)      UNITS ISSUED     REDEEMED      (DECREASE)
                                       -----------------------------------------------------------------------------------------
Tax sheltered accumulation units          273.437      15,370.789     (15,097.352)       311.845     (37,059.713)   (36,747.868)

Non-tax sheltered accumulation units            -       1,773.616      (1,773.616)             -               -              -

                  VARIABLE ANNUITY FUND I OF SOUTHWESTERN LIFE
                          NOTES TO FINANCIAL STATEMENTS
                                DECEMBER 31, 2005

NOTE 6. FINANCIAL HIGHLIGHTS

A summary of unit values, number of outstanding units and net assets for the variable annuity contracts, the investment income ratio, expense ratio, and total return, excluding expenses of the underlying Funds, for each of the five years in the period ended December 31, 2005, are as follows. Unit values are rounded to two decimal places.

                                                AT YEAR END                        FOR THE YEAR ENDED
                                        -----------------------------------------------------------------------
                                                      NET ASSETS         INVESTMENT
                                         NUMBER    UNIT                    INCOME        EXPENSE        TOTAL
DECEMBER 31,                            OF UNITS   VALUE    (000S)         RATIO*        RATIO**      RETURN***
---------------------------------------------------------------------------------------------------------------
Tax sheltered accumulation units
2005                                   247,825     $15.51    $3,844         1.23%          1.20%        11.24%
2004                                   262,923      14.07     3,699          .69%          1.20%        14.17%
2003                                   299,671      12.43     3,726          .49%          1.20%        26.57%
2002                                   314,620       9.65     3,036          .34%          1.20%       -31.60%
2001                                   344,687      14.11     4,863          .40%          1.20%       -20.26%

Non-tax sheltered accumulation units
2005                                   108,919     $14.12    $1,538         1.23%          1.20%        11.24%
2004                                   110,692      12.81     1,418          .69%          1.20%        14.17%
2003                                   110,692      11.32     1,253          .49%          1.20%        26.57%
2002                                   110,692       8.78       972          .34%          1.20%       -31.60%
2001                                   111,557      12.84     1,432          .40%          1.20%       -20.26%

* INVESTMENT INCOME RATIO - This represents dividends, excluding realized gain distributions, received by the Variable Account, net of management fees assessed by the Fund manager, divided by the average net assets. The ratio excludes those expenses that result in direct reductions in the accumulation unit values or redemption units. The recognition of investment income by the Variable Account is affected by the timing of the declaration of dividends by the underlying Fund in which the Variable Account invests.

** EXPENSE RATIO - This represents the annualized contract expenses of the Variable Account for the period and includes only those expenses that are charged through a reduction in the accumulation unit values. Excluded are expenses of the underlying Fund and charges made directly to the contract holder accounts through the redemption of units.

***TOTAL RETURN - This represents the total return for the period and reflects those expenses that result in direct reductions in the accumulation unit values. The total return does not include any expenses assessed through the redemption of units; inclusion of these expenses in the calculation would result in a reduction in the total return presented.

During the period from July 1, 2001 through August 31, 2005, surrenders and annuity payments to contract holders were paid by the Company and not reimbursed by the Variable Account. As a result, the balances invested in the Fund during this period were higher than they otherwise would have been, thereby generally positively impacting the results of operations and the calculations of the Variable Account unit values and total returns. The total returns of the Fund for each of the years ending December 31, 2001 to 2005 were (19.36%), (29.18%), 26.89%, 7.99% and 8.96%, respectively. The Variable Account did not incur a loss as a result of the higher Fund balances. The Company paid $21,776, including interest, directly to those contract holders who redeemed units during the above period at unit values that were negatively impacted by the higher Fund balances.

VALLEY FORGE LIFE
INSURANCE COMPANY

(A WHOLLY-OWNED SUBSIDIARY OF SWISS RE
LIFE & HEALTH AMERICA INC.)
STATUTORY-BASIS FINANCIAL STATEMENTS
FOR THE YEARS ENDED
DECEMBER 31, 2005 AND 2004


VALLEY FORGE LIFE INSURANCE COMPANY
Index
--------------------------------------------------------------------------------------------

Report of Independent Auditors                                                         1 - 2


Statutory-Basis Financial Statements and Notes                                        3 - 23


Supplemental Schedule of Selected Statutory-Basis Financial Data                     24 - 25


Supplemental Schedule of Investment Risks Interrogatories                            26 - 28


Summary Investment Schedule                                                               29


Note to Supplemental Schedules of Selected Statutory-Basis Financial Data                 30

                         REPORT OF INDEPENDENT AUDITORS

To the Board of Directors and Shareholder of Valley Forge Life Insurance
Company:

We have audited the accompanying statutory-basis balance sheets of Valley Forge Life Insurance Company (the "Company") as of December 31, 2005 and 2004, and the related statutory-basis statements of operations and changes in capital and surplus, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

As described in Note 1 to the financial statements, the Company prepared these financial statements using accounting practices prescribed or permitted by the Indiana Department of Insurance, which practices differ from accounting principles generally accepted in the United States of America. The effects on the financial statements of the variances between the statutory basis of accounting and accounting principles generally accepted in the United States of America, although not reasonably determinable, are presumed to be material.

In our opinion, because of the effects of the matter discussed in the preceding paragraph, the financial statements referred to above do not present fairly, in conformity with accounting principles generally accepted in the United States of America, the financial position of the Company as of December 31, 2005 and 2004, or the results of its operations or its cash flows for the years then ended.

In our opinion, the financial statements referred to above present fairly, in all material respects, the admitted assets, liabilities and surplus of the Company as of December 31, 2005 and 2004, and the results of its operations and its cash flows for the years then ended, on the basis of accounting described in
Note 1.

Our audit was conducted for the purpose of forming an opinion on the basic statutory basis financial statements taken as a whole. The accompanying Supplemental Schedule of Selected Statutory-Basis Financial Data, Summary Investment Schedule and Supplemental Schedule of Investment Risks Interrogatories of the Company as of December 31, 2005 and for the year then ended are presented for purposes of additional analysis and are not a required part of the basic statutory basis financial statements. The effects on the Supplemental Schedule of Selected Statutory-Basis Financial Data, Summary Investment Schedule and Supplemental Schedule of Investment Risks Interrogatories of the variances between the statutory basis of accounting and accounting principles generally accepted in the United States of America, although not reasonably determinable, are presumed to be material. As a consequence, the Supplemental Schedule of Selected Statutory-Basis Financial Data, Summary Investment Schedule and Supplemental Schedule of Investment Risks Interrogatories do not present fairly, in conformity with accounting principles generally accepted in the United States of America, such information of the Company as of December 31, 2005 and for the year then ended. The Supplemental Schedule of Selected Statutory-Basis Financial Data, Summary Investment Schedule and Supplemental Schedule of Investment Risks Interrogatories have been subjected to the auditing procedures applied in the audit of the basic statutory basis financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic statutory basis financial statements taken as a whole.


/s/PricewaterhouseCoopers LLP

New York, New York
April 27, 2006


VALLEY FORGE LIFE INSURANCE COMPANY
Balance Sheets (Statutory-Basis)
--------------------------------------------------------------------------------------------------------------------------------

                                                                                                     DECEMBER 31,
                                                                                     -------------------------------------------
                                                                                              2005                  2004
                                                                                     -------------------------------------------
                                                                                           (IN THOUSANDS, EXCEPT SHARE DATA)
ADMITTED ASSETS
   Bonds                                                                              $         2,326,535   $         2,452,696
   Preferred stocks                                                                                 9,908                 9,908
   Real estate                                                                                     14,298                14,661
   Cash (including short-term investments of $36,103 and
     $112,061, respectively)                                                                        4,296                81,838
   Contract loans                                                                                  92,659                90,022
   Other invested assets                                                                                1                     2
                                                                                       -------------------   -------------------
CASH AND INVESTED ASSETS                                                                        2,447,697             2,649,127

   Accrued investment income                                                                       26,292                29,729
   Receivables from affiliates                                                                      2,317                     -
   Amounts due from reinsurers                                                                     70,816                39,945
   Net deferred federal income tax asset                                                           23,531                19,387
   Other admitted assets                                                                           13,763                18,756
   Separate account assets                                                                        356,686               453,461
                                                                                       -------------------    ------------------
TOTAL ADMITTED ASSETS                                                                 $         2,941,102   $         3,210,405
                                                                                       ===================   ===================

LIABILITIES
   Aggregate reserves for life, accident and health and annuity contracts             $         1,044,669   $         1,108,915
   Funds held under reinsurance treaties with affiliates                                          841,508               708,567
   Liability for deposit-type contracts                                                            89,830                80,417
   Premiums and considerations deferred and uncollected                                            57,726                52,371
   Policy claims and benefits on life and accident and health contracts                            45,421                42,086
   Other contract liabilities                                                                      11,030                 3,260
   Interest maintenance reserve                                                                    66,938                56,281
   Federal income taxes payable                                                                    24,600                69,081
   Commissions payable and expense allowances on reinsurance assumed                                1,354                 1,667
   Accounts payable and accrued expenses                                                            7,074                18,254
   Payable to affiliates                                                                                -                 2,090
   Asset valuation reserve                                                                          9,706                 6,932
   Other liabilities                                                                               27,341                53,572
   Separate account liabilities                                                                   356,686               453,461
                                                                                       -------------------    ------------------
TOTAL LIABILITIES                                                                               2,583,883             2,656,954
                                                                                       -------------------    ------------------

CAPITAL AND SURPLUS
   Common stock - par value $50 per share: authorized 200,000
     shares; issued and outstanding, 50,000 shares                                                  2,500                 2,500
   Gross paid-in and contributed capital                                                          215,951               380,960
   Unassigned surplus                                                                             138,768               169,991
                                                                                       -------------------    ------------------
TOTAL CAPITAL AND SURPLUS                                                                         357,219               553,451
                                                                                       -------------------    ------------------
TOTAL LIABILITIES, CAPITAL AND SURPLUS                                                $         2,941,102   $         3,210,405
                                                                                       ===================   ===================



The accompanying notes are an integral component of the financial statements                                                  3

VALLEY FORGE LIFE INSURANCE COMPANY
Statements of Operations and Changes in Capital and Surplus (Statutory-Basis)
--------------------------------------------------------------------------------------------------------------------------------

                                                                                               YEARS ENDED DECEMBER 31,
                                                                                     -------------------------------------------
                                                                                              2005                  2004
                                                                                     -------------------------------------------
                                                                                                    (IN THOUSANDS)
REVENUES

   Premiums and annuity considerations                                                $           194,708      $        275,368
   Net investment income                                                                          147,134               147,519
   Amortization of interest maintenance reserve                                                    10,211                 9,798
   Commissions and expense allowances on reinsurance ceded                                         68,965               228,399
   Other revenues                                                                                       -                37,182
                                                                                       -------------------    ------------------
           TOTAL REVENUES                                                                         421,018               698,266
                                                                                       -------------------    ------------------
Benefits and expenses

   Policy claims and benefits                                                                     233,818               285,673
   (Decrease) increase in aggregate reserves for life and accident and health contracts           (64,246)              692,529
   Commissions and expense allowances                                                              14,465                55,157
   General insurance expenses and taxes, licenses and fees                                         78,236               109,321
   Interest on funds withheld, for reinsurers                                                      40,995                19,206
   Other expenses                                                                                   1,053              (670,584)
                                                                                       -------------------    ------------------
           TOTAL BENEFITS AND EXPENSES                                                            304,321               491,302
                                                                                       -------------------    ------------------

   Gain from operations before dividends to policyholders and before federal
           income taxes and net realized capital gains (losses)                                   116,697               206,964
   Dividends to policyholders                                                                       4,443                 4,301
                                                                                       -------------------    ------------------
   Operating income before income taxes and net realized capital gains (losses)                   112,254               202,663

   Federal income tax (benefit) expense on operations                                             (29,175)              367,778
                                                                                       -------------------    ------------------
           GAIN (LOSS) FROM OPERATIONS BEFORE NET REALIZED CAPITAL GAINS                          141,429              (165,115)
           (LOSSES)

   Net realized capital gains (losses), less federal income tax
           (benefit) expense of $(4,723) and $7,384, respectively, and excluding net gains of $20,868 and $10,288, respectively,
           transferred to the interest maintenance reserve                                         15,960                (1,444)
                                                                                       -------------------    ------------------
           NET INCOME (LOSS)                                                                      157,389              (166,559)
OTHER CHANGES IN CAPITAL AND SURPLUS
   Change in net unrealized gain                                                                        -                   990
   Change in net deferred income tax                                                              (92,372)              217,668
   Change in non-admitted assets                                                                   97,139              (196,427)
   Change in liability for reinsurance in unauthorized companies                                  (11,145)               (8,449)
   Change in asset valuation reserve                                                               (2,775)               (5,356)
   Change in capitalized ceding commissions                                                        (9,468)              203,338
   Capital contributed                                                                           (165,009)              311,809
   Dividends to shareholder                                                                      (169,991)                    -
                                                                                       -------------------    ------------------
           NET (LOSS) INCOME AND OTHER CHANGES IN CAPITAL AND SURPLUS                            (196,232)              357,014
   CAPITAL AND SURPLUS, BEGINNING OF YEAR                                                         553,451               196,437
                                                                                       -------------------    ------------------
           CAPITAL AND SURPLUS, END OF YEAR                                           $           357,219   $           553,451
                                                                                       ===================   ===================



The accompanying notes are an integral component of the financial statements                                                  4

VALLEY FORGE LIFE INSURANCE COMPANY
Statements of Cash Flows (Statutory-Basis)
--------------------------------------------------------------------------------------------------------------------------------

                                                                                              YEARS ENDED DECEMBER 31,
                                                                                     -------------------------------------------
                                                                                              2005                  2004
                                                                                     -------------------------------------------
                                                                                                   (IN THOUSANDS)
CASH FROM OPERATIONS
   Premiums collected, net of reinsurance                                             $           226,767   $           307,904
   Net investment income                                                                          134,455               126,305
   Miscellaneous sources                                                                           34,298               265,580
   Benefits paid                                                                                 (228,185)             (317,111)
   Commissions and expense allowance on reinsurance assumed                                      (145,765)              580,798
   Dividend paid to policyholders                                                                  (4,469)               (1,899)
   Federal income taxes paid                                                                      (10,584)             (320,384)
                                                                                       -------------------    ------------------
NET CASH PROVIDED BY OPERATIONS                                                                     6,517               641,193
                                                                                       -------------------    ------------------
CASH FROM INVESTING ACTIVITIES
   Proceeds from investments sold, matured or repaid:
     Bonds                                                                                        700,346               783,623
     Stocks                                                                                             -                14,187
     Other invested assets                                                                            363                     -
     Net losses on short term investments                                                               -                    (5)
                                                                                       -------------------    ------------------
Total investment proceeds                                                                         700,709               797,805
                                                                                       -------------------    ------------------
Cost of investments acquired:
     Bonds                                                                                       (523,957)           (2,651,220)
     Stocks                                                                                             -                (9,908)
     Real estate                                                                                        -               (14,920)
     Miscellaneous applications                                                                      (186)               (1,058)
                                                                                       -------------------    ------------------
Total cost of investment acquired                                                                (524,143)           (2,677,106)
(Increase) decrease in policy loans                                                                (2,760)                5,839
                                                                                       -------------------    ------------------
NET CASH PROVIDED BY (USED IN) INVESTMENTS                                                        173,806            (1,873,462)
                                                                                       -------------------    ------------------
CASH FROM FINANCING AND MISCELLANEOUS SOURCES
   Capital contributions                                                                         (165,009)              311,809
   Net deposits on deposit-type contracts and other insurance liability                            89,282                    50
   Dividends paid to stockholders                                                                (169,991)                    -
   Other cash (applied) provided, net                                                             (12,147)              920,678
                                                                                       -------------------    ------------------
NET CASH PROVIDED BY (USED IN) FINANCING AND MISCELLANEOUS SOURCES                               (257,865)            1,232,537
                                                                                       -------------------    ------------------
Net (decrease) increase in cash and short-term investments
Cash and short-term investments                                                                   (77,542)                  267
BEGINNING OF YEAR                                                                                  81,838                81,571
                                                                                       -------------------    ------------------
END OF YEAR                                                                           $             4,296    $           81,838
                                                                                       ===================    ==================


The accompanying notes are an integral component of the financial statements                                                  5

VALLEY FORGE LIFE INSURANCE COMPANY
Notes to Financial Statements (Statutory-Basis)
December 31, 2005 (in thousands)
--------------------------------------------------------------------------------

1.   BASIS OF PRESENTATION AND NATURE OF BUSINESS

     ORGANIZATION

     Valley Forge Life Insurance Company, ("VFL" or the "Company"), an Indiana domiciled insurance company, is a wholly-owned subsidiary of Swiss Re Life & Health America Inc. (the "Parent" or "SRLHA"), which is a wholly-owned indirect subsidiary of the Swiss Reinsurance Company of Zurich, Switzerland ("Swiss Re" or "SRZ").

     On February 5, 2004, SRLHA announced the acquisition of CNA Financial Corporation's ("CNAF") individual life insurance and annuity business, including VFL. As a result of the acquisition, effective March 6, 2004, VFL ceased accepting new policy applications.

     On April 30, 2004, SRLHA closed on the purchase of VFL from CNAF. The final adjusted purchase price was $629,673, which included an operations facility in Nashville. Concurrent with the purchase, the Company ceded 100% of its Long Term Care ("LTC") exposure to Continental Casualty Company ("CCC").

     Prior to the acquisition, the Company was a Pennsylvania domiciled insurance company and a wholly-owned subsidiary of Continental Assurance Company ("CAC") which is wholly owned by CCC. CCC is wholly-owned by The Continental Corporation ("TCC"). TCC is wholly-owned by CNAF. Loews Corporation ("Loews") owned approximately 90% of the outstanding common stock of CNAF at December 31, 2003.

     Effective December 29, 2004, the Company redomesticated to the State of Indiana.

     BUSINESS

     The Company is authorized to transact business in the District of Columbia, Puerto Rico and all states except New York.

     The Company's primary business is to provide financial protection to individuals through a full product line of term life insurance, universal life insurance, annuities and other products. During 2005, the Company completed a system conversion of its policy administration from those systems of its former parent, to those of a third party administrator ("TPA"). Effective October 1, 2005, the TPA commenced administrative operations in the Nashville, TN facility owned by VFL. In addition, the TPA hired a significant portion of employees that were formerly staff of VFL to perform such administrative functions. Effective December 31, 2005, the Company no longer has direct employees.

     BASIS OF PRESENTATION

     The accompanying financial statements have been prepared in accordance with the accounting practices prescribed or permitted by the Indiana Department of Insurance (the "Department"). The Department recognizes as "prescribed" practices the codified Statements of Statutory Accounting Principles ("SSAP") incorporated into the National Association of Insurance Commissioners ("NAIC") Accounting Practices and Procedures Manual.

     "Permitted" statutory accounting practices encompass all accounting practices that are not prescribed; such practices may differ from state to state, may differ from company to company within a state, and may change in the future.

VALLEY FORGE LIFE INSURANCE COMPANY
Notes to Financial Statements (Statutory-Basis)
December 31, 2005 (in thousands)
--------------------------------------------------------------------------------

     Certain reclassifications have been made in amounts presented on the Balance Sheets and Statements of Operations from the prior year to conform to the current year's presentation. These reclassifications had no effect on previously reported net income.

     ESTIMATES, RISK AND UNCERTAINTIES

     The preparation of financial statements requires the use of estimates and assumptions developed by management. Any adjustments to reported bases of assets or liabilities resulting from changes in estimates are recognized in the period the estimates are revised.

     Mortality experience is a significant factor in the determination of the results of operations. This factor is generally predictable over time but is subject to fluctuations from year to year. A significant fluctuation from year to year could adversely affect the Company's results of operations.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     i) Statutory accounting practices followed by the Company differ from accounting principles generally accepted in the United States of America ("GAAP"). The more significant variances from GAAP are as follows:

     Investments: The reported values of bonds and stocks are determined in accordance with methods prescribed by the NAIC. Bonds are stated principally at amortized cost using the interest method. Preferred stocks are reported at cost. Changes between cost and admitted invested asset amounts are credited or charged directly to unassigned surplus as unrealized gains or losses. For GAAP, all fixed maturity investments have been classified as available-for-sale securities and are reported at fair value. Changes in fair value, net of tax, are recorded as a separate component of other comprehensive income.

     For statutory reporting, an asset valuation reserve ("AVR"), which represents a provision for fluctuations in the value of invested assets as determined by NAIC prescribed formula, is reported as a liability. Changes in the liability are credited or charged directly to unassigned surplus. An AVR is not recognized for GAAP.

     Under a formula prescribed by the NAIC, the Company defers in an interest maintenance reserve ("IMR") the portion of realized capital gains and losses, net of taxes, attributable to changes in the general level of interest rates and amortizes these deferred amounts over the remaining period to maturity of the securities sold using the NAIC Grouped Method. Realized capital gains and losses, net of taxes and transfers to the IMR, are reported as a separate component of income. For GAAP, realized capital gains and losses are included in income as a component of revenue when the related securities are sold or called. Under both statutory accounting and GAAP, when a decline in fair value is determined to be other than temporary, realized losses are recorded in the statement of operations.

VALLEY FORGE LIFE INSURANCE COMPANY
Notes to Financial Statements (Statutory-Basis)
December 31, 2005 (in thousands)
--------------------------------------------------------------------------------

     Policy Acquisition Costs: For statutory accounting, costs of acquiring and renewing business are expensed when incurred. Under GAAP, the acquisition costs related to traditional life insurance and certain long-duration accident and health insurance, to the extent recoverable from future policy-related revenues, are deferred and amortized over the premium-paying period of the related policies using assumptions consistent with those used in computing policy benefit reserves. For annuity and universal life insurance, to the extent recoverable from future gross profits, deferred policy acquisition costs are amortized generally in proportion to the present value of expected gross profits from investment income, mortality and expense margins.

     Non-admitted Assets: Certain assets, designated as "non-admitted", are excluded from the balance sheet and charged directly to unassigned surplus. These assets are principally deferred federal income tax assets in excess of certain defined limitations, non-operating system software and agents' debit balances. Such amounts are included in total assets under GAAP to the extent realizable.

     Aggregate Reserves for Life and Accident and Health Contracts: The aggregate reserves for life and accident and health insurance contracts are based on statutorily prescribed mortality and interest assumptions, rather than on the mortality, interest and withdrawal assumptions anticipated by the Company when the policies were issued, as would be required under GAAP.

     Additional statutory reserves are established when the results of cash flow testing under various interest rate scenarios indicate the need for such reserves or the net premiums exceed the gross premiums on any insurance in force.

     Universal Life and Annuities: Revenues from universal life insurance and annuity contracts consist of premiums. Benefits consist of mortality, surrenders and changes in the policy reserves. For GAAP, premiums in excess of policy fees and charges are not recorded as revenues but are credited to a fund balance liability. Benefits consist of interest credited to the fund balance and mortality in excess of the fund balance.

     Modified Coinsurance: For statutory accounting, reserves ceded under modified coinsurance agreements are retained by ceding companies. For GAAP, the Company records separate payables and receivables for ceded modified coinsurance contracts.

     Reinsurance Assumed: For statutory accounting, the assets transferred relating to the reinsurance of inforce blocks of business are recorded as components of premiums and annuity considerations in the statement of operations with a corresponding increase in the aggregate reserves for life and accident and health contracts. Under GAAP, the related asset and liability transfers are recorded in the balance sheet only.

     Reinsurance Ceded: For statutory accounting, a liability is provided for unsecured reinsurance ceded to unauthorized companies and changes to the liability are credited or charged directly to unassigned surplus. Under GAAP, an allowance for amounts deemed uncollectible would be established with a charge to earnings.

VALLEY FORGE LIFE INSURANCE COMPANY
Notes to Financial Statements (Statutory-Basis)
December 31, 2005 (in thousands)
--------------------------------------------------------------------------------

     Under statutory accounting, any increase in surplus, net of federal income taxes, resulting from the reinsurance of life and accident and health inforce business is deferred and credited directly to unassigned surplus and recognized in commissions and expense allowances on reinsurance ceded as earnings emerge from the underlying business. Under GAAP, gains from the reinsurance of inforce blocks of business are deferred and amortized into income over the settlement period of the liabilities assumed.

     Certain policy-related assets and liabilities are reported net of reinsurance ceded. Such netting is not permitted under GAAP unless a legal right of offset exists.

     Federal Income Taxes: Deferred federal income taxes are provided to reflect the net tax effects of temporary differences between the carrying amounts of statutory-basis assets and liabilities and the amounts used for federal income tax purposes. The change in net deferred taxes is charged or credited to surplus. Deferred tax assets in excess of certain defined limitations are excluded from the balance sheet and charged to surplus as a non-admitted asset. Under GAAP, deferred federal income taxes reflect the net tax effect of temporary differences between the carrying amount of GAAP basis assets and liabilities and the amounts used for federal income tax purposes. The change in net deferred taxes, excluding the amount related to other comprehensive income, is a component of net income. A valuation allowance is established for deferred tax assets not expected to be realized.

     ii)Other significant accounting policies include the following:

     Life premiums and annuity considerations are recognized as revenue when due. On universal life-type insurance policies and annuities with life contingencies, premiums and considerations are recognized as revenue when received. Deposits on deposit-type contracts are recorded directly as a liability when received.

     Realized gains and losses from sales of investments are determined using the specific identification basis. The Company performs a periodic review of its investment portfolio to determine if there has been an other than temporary decline in the fair value of any individual securities. The Company considers numerous factors in evaluating each security, including the length of time and the extent to which the fair value has been less than cost, the financial condition and short term prospects of the issuer and the intent and ability of the Company to retain the investment for a period of time sufficient to allow for any anticipated recovery in fair value. If the Company determines that the decline in fair value below cost is other-than-temporary, the cost basis of the investment is written down to fair value as a new cost basis and the amount of the write down is accounted for as a realized loss.

     Bonds are carried at amortized cost. Premiums and discounts on bonds are amortized or accreted to investment income using the interest method over the contractual lives of the bonds taking into consideration call provisions, or in the case of mortgage and asset backed bonds, over the estimated life of the bond based upon anticipated prepayments at the date of purchase. Prepayment assumptions for mortgage-backed and structured securities are obtained from independent financial services and are applied quarterly. Significant changes in prepayment assumptions are accounted for using the retrospective adjustment method, based upon prepayment assumptions obtained from external pricing services, which are consistent with the current interest rate and economic environment. An internal matrix is used to value non-public issues.

VALLEY FORGE LIFE INSURANCE COMPANY
Notes to Financial Statements (Statutory-Basis)
December 31, 2005 (in thousands)
--------------------------------------------------------------------------------

     Preferred stocks are stated at cost, lower of cost or amortized cost, or NAIC fair values depending on the assigned credit rating and whether the preferred stock has mandatory sinking fund provisions. Redeemable preferred stocks with NAIC designations of 1 through 3 are stated at book value. Non-redeemable preferred stocks with NAIC designations of 1 through 3 are stated at fair value. Preferred stocks with NAIC designations of 4 through 6 are stated at the lower of cost, amortized cost or fair value.

     The Company does not customarily invest in real estate. However, in conjunction with SRLHA's purchase of VFL, the Company purchased a building and the adjacent property, for $14,920. The building and property are currently classified as held for sale and is carried at the lower of depreciated cost or fair value less encumbrances and estimated cost to sell the property. The building is being depreciated over its estimated useful life of 39 1/2 years. Depreciation expense charged to operations in 2005 and 2004 was $363 and $259, respectively.

     Contract loans are reported at unpaid principal balances.

     Cash includes cash on deposit and cash equivalents, which are short-term highly liquid investments with original maturities of three months or less and are principally stated at amortized cost.

     Short-term investments include investments with remaining maturities of one year or less at the time of acquisition and are principally stated at amortized cost.

     Policy claims and benefits include amounts determined on individual case reported basis for reported claims and estimates of incurred but not reported claims developed on the basis of past experience. Those estimates are subject to the effects of trends in claim severity and frequency. Although considerable variability is inherent in such estimates, management believes that the reserves for unpaid claims are adequate. The estimates are continually reviewed and adjusted as necessary as experience develops or new information becomes known; such adjustments are included in current operations.

     Separate Account Business - The Company maintains deferred variable annuities and variable universal life contracts. The assets and liabilities for these products are almost entirely in the separate accounts of the Company, which are legally segregated and recorded in the accompanying statutory-basis statements of admitted assets, liabilities, capital and surplus as assets and liabilities of the separate accounts. Absent any contract provision wherein the Company guarantees either a minimum return or account value upon death or annuitization, the net investment experience of the separate account is credited directly to the contract holder and can be positive or negative. Mortality, policy administration and surrender charges to all separate accounts are included in revenue in the statutory-basis statements of operations.

VALLEY FORGE LIFE INSURANCE COMPANY
Notes to Financial Statements (Statutory-Basis)
December 31, 2005 (in thousands)
--------------------------------------------------------------------------------

     The assets of separate accounts containing variable annuities and variable universal life are carried at fair value and consist primarily of mutual funds held by the Company for the benefit of contract holders. The reserves for these products consist of the fund value less a Commissioner's Annuity Reserve Valuation Method ("CARVM") (for variable annuities) or Commissioners' Reserve Valuation Method ("CRVM") (for variable life) allowance. Deposits received from, and benefits paid to, separate account contract holders are recorded as an increase in, or a direct charge to, policy reserves. Investment income and realized and unrealized capital gains and losses related to the assets which support the variable life and annuity contracts are not reflected in the Company's statutory-basis statements of operations.

     The assets of separate accounts containing market value adjusted annuities are carried at fair value. Investment income, including realized and unrealized capital gains and losses, related to the assets which support the market value adjusted annuities accrues to the Company. Investment income is recorded by the Company and reflected in the accompanying statutory-basis statements of operations in "Net transfer to (from) Separate Accounts". Liabilities for such contracts are valued using market interest rates.

     Asset-backed securities are stated at either amortized cost or the lower of amortized cost or fair value, and the securities are revalued with new prepayment assumptions using the retrospective or prospective adjustment methodologies based on the types of asset-backed securities. Fixed rate securities are revalued using the retrospective method and variable rate securities are revalued using the prospective method.

3.   FAIR VALUE OF FINANCIAL INSTRUMENTS

     The fair value of a financial instrument is the amount at which the instrument could be exchanged in a current transaction between willing parties. The fair values of investments in bonds and stocks, presented in
     Note 4, are based on quoted market prices, where available. For bonds and preferred stocks not actively traded, fair values are estimated using values obtained from independent pricing services, or in the case of private placements, are estimated by discounting the expected future cash flows using current market rates applicable to the coupon rate, credit, and maturity of the investments. For common stock that are not actively traded, estimated fair values are based on values of issues of comparable yield and quality.

     All other financial instruments are carried at amounts which approximate fair value, except insurance contracts, which are exempt from fair value disclosure requirements. However, the fair value of liabilities under all insurance contracts are taken into consideration in the Company's overall management of interest rate risk, which minimizes exposure to changing interest rates by seeking to match duration of investment cash flows with duration of amounts due under insurance contracts.

VALLEY FORGE LIFE INSURANCE COMPANY
Notes to Financial Statements (Statutory-Basis)
December 31, 2005 (in thousands)
--------------------------------------------------------------------------------

4.   INVESTED ASSETS

     The following tables present the book/adjusted carrying value, gross unrealized gains and losses and estimated fair values of investments in bonds and preferred stocks at December 31:

                                              BOOK/        GROSS         GROSS
                                            ADJUSTED     UNREALIZED    UNREALIZED       FAIR
                                         CARRYING VALUE    GAINS         LOSSES         VALUE
                                          ------------- ------------- ------------- -------------
December 31, 2005
U.S. Government obligations                  $ 375,930   $    34,944   $     1,141    $  409,733
All other Governments                           86,913         5,537           226        92,224
Special revenue and special assessment           1,066            82            16         1,133
Public utilities                               100,703         4,997           470       105,230
Industrial and miscellaneous                 1,085,727        68,465         8,340     1,145,852
Mortgage asset-backed securities               658,637        10,635         9,218       660,053
Credit tenant loans                             17,559           259             -        17,817
                                          ------------- ------------- ------------- -------------
   TOTAL BONDS                             $ 2,326,535   $   124,919   $    19,411   $ 2,432,042
                                          ============= ============= ============= =============
Preferred stocks - unaffiliated            $     9,908   $     3,023   $         -   $    12,931
                                          ------------- ------------- ------------- -------------
   TOTAL PREFERRED STOCKS                  $     9,908   $     3,023   $         -   $    12,931
                                          ============= ============= ------------- =============

DECEMBER 31, 2004
U.S. Government obligations                $   190,562   $    11,752   $     1,461    $  200,853
All other Governments                           45,389           725            27        46,087
Special revenue and special assessment             185            79             -           264
Public utilities                               144,567        10,964           148       155,383
Industrial and miscellaneous                 1,295,369       117,361         2,738     1,409,992
Mortgage asset-backed Securities               749,783        23,482         6,024       767,241
Credit tenant loans                             26,841           503           172        27,172
                                          ------------- ------------- ------------- -------------
   TOTAL BONDS                             $ 2,452,696   $   164,866   $    10,570    $2,606,992
                                          ============= ============= ============= =============

Preferred stocks - unaffiliated            $     9,908   $     3,264   $         -    $   13,172
                                          ------------- ------------- ------------- -------------
   TOTAL PREFERRED STOCKS                  $     9,908   $     3,264   $         -    $   13,172
                                          ============= ============= ============= =============


                                                                                              12

VALLEY FORGE LIFE INSURANCE COMPANY
Notes to Financial Statements (Statutory-Basis)
December 31, 2005 (in thousands)
-----------------------------------------------------------------------------------------------------------------------------

      The following table presents gross unrealized losses and fair values, aggregated by investment category and length of time for these securities with unrealized losses, at December 31:

                                      LESS THAN TWELVE MONTHS       TWELVE MONTHS OR MORE               TOTAL
                                     -------------------------- ---------------------------- -----------------------------
                                                       GROSS                    GROSS                        GROSS
                                         FAIR       UNREALIZED      FAIR      UNREALIZED        FAIR       UNREALIZED
December 31, 2005                        VALUE        LOSSES        VALUE       LOSSES         VALUE         LOSSES
                                     -------------------------- ------------------------- -----------------------------
U.S. Government obligations             $ 35,527         $ 850    $  5,402     $   291        $ 40,929       $ 1,141
All other Governments                     21,071           225           -           -          21,071           225
Special revenue and assessment               848            16           -           -             848            16
Public utilities                          20,692           444       2,509          27          23,201           471
Industrial and miscellaneous             259,720         6,863      42,058       1,477         301,778         8,340
Mortgage backed securities               335,427         7,154      47,877       2,064         383,304         9,218
                                     -------------------------- ------------------------- -----------------------------
Total bonds                             $673,285      $ 15,552    $ 97,846     $ 3,859       $ 771,131      $ 19,411
                                     ========================== ========================= =============================

DECEMBER 31, 2004
U.S. Government obligations             $ 90,879       $ 1,461           -           -       $  90,879      $  1,461
All other Governments                     14,776            27           -           -          14,776            27
Public utilities                          17,724           148           -           -          17,724           148
Industrial and miscellaneous             181,827         2,738           -           -         181,827         2,738
Mortgage backed securities               160,619         6,024           -           -         160,619         6,024
Credit tenant loans                       27,173           172           -           -          27,173           172
                                     -------------------------- ------------------------- -----------------------------
Total bonds                            $ 492,998      $ 10,570    $      -     $     -       $ 492,998      $ 10,570
                                     ========================== ========================= =============================

     At December 31, 2005, the Company held fifty-seven fixed maturity securities with gross unrealized losses of $3,859 that had been in an unrealized loss position for 12 months or more. Based on an evaluation by the Company (refer to Note 2 for a description of factors considered), such securities were not considered to be other-than-temporarily impaired.

     At December 31, 2005, the contractual maturities of investments in bonds are as follows:

                                                BOOK/ADJUSTED
                                                CARRYING VALUE      FAIR VALUE
                                              ---------------------------------

        Due in one year or less                        $ 7,435         $ 7,417
        Due after one year through five years           88,743          91,175
        Due after five years through ten years         316,913         329,991
        Due after ten years                          1,254,807       1,343,406
        Motgage and asset backed securities            658,637         660,053
                                              ---------------------------------
           Total                                   $ 2,326,535     $ 2,432,042
                                              =================================

     Actual maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

VALLEY FORGE LIFE INSURANCE COMPANY
Notes to Financial Statements (Statutory-Basis)
December 31, 2005 (in thousands)
--------------------------------------------------------------------------------

     Major sources and related amounts of net investment income are as follows:

                                                 2005             2004
                                            ---------------- ----------------
           Bonds                                  $ 144,300        $ 121,568
           Preferred stocks                             908              999
           Contract loans                             5,824            6,160
           Cash and short-term investments            1,844            1,669
           Other invested assets                      1,124           21,629
                                            ---------------- ----------------
           GROSS INVESTMENT INCOME                  154,000          152,025
           Less: Investment expenses                  6,866            4,506
                                            ---------------- ----------------
           NET INVESTMENT INCOME                  $ 147,134        $ 147,519
                                            ================ ================

     Realized capital gains and losses and proceeds from sales of investments in bonds, excluding calls and maturities and before transfer of certain net gains to the IMR, consist of the following:

                                                            2005             2004
                                                     -----------------  ---------------
         Realized gains                               $       35,539     $     21,703
         Realized losses                                      (3,795)          (5,082)
                                                     -----------------  --------------
         NET REALIZED GAINS FROM SALES OF BONDS       $       31,744     $     16,621
                                                     =================  ==============
         PROCEEDS FROM SALES OF BONDS                 $      614,291     $    699,200
                                                     =================  ===============

     Realized capital losses on total investments include no write downs for securities that experienced an other-than-temporary decline in value in 2005 and 2004.

     The Company is a participant in the Swiss Re Money Market Fund ("SRMMF") governed by an agreement among affiliates whereby participants pool funds and invest primarily in liquid short-term investments. Each participant owns shares in the fund that are carried at a net asset value of $1 per share. Swiss Re Asset Management (Americas) Inc. ("SRAM"), an affiliated entity, is the investment manager of the account and provides related accounting services. At December 31, 2005 and 2004, the Company had $35,862 and $100,804, respectively, invested in SRMMF.

     Proceeds from the sale of stocks were $0 and $14,200 during 2005 and 2004, respectively.

     Cash and securities with carrying values of approximately $7,114 and $8,200, respectively, were deposited by the Company under requirements of regulatory authorities as of December 31, 2005 and 2004.

     In July 2002, the Company entered into an agreement, whereby an insurance subsidiary of The Phoenix Company, Inc. acquired the variable life and annuity business of the Company through a coinsurance arrangement, with modified coinsurance on the Separate Account. Securities with carrying values of approximately $356,686 and $453,461 at December 31, 2005 and 2004, respectively, continue to be held by the Company and are reported as Separate Account assets in the admitted assets section of the statutory-basis statements of admitted assets, liabilities, capital and surplus. See Note 14 for further details.

VALLEY FORGE LIFE INSURANCE COMPANY
Notes to Financial Statements (Statutory-Basis)
December 31, 2005 (in thousands)
--------------------------------------------------------------------------------

5.   LIFE PREMIUMS AND ANNUITY CONSIDERATIONS DUE AND UNCOLLECTED

     The following table reflects due and uncollected life insurance premiums and annuity considerations as of December 31:

                                                      2005
                                                             NET OF
                                                GROSS        LOADING
                                           ---------------------------
      Ordinary life (new business)            $       -     $       -
      Ordinary life (renewal business)          (60,943)      (59,119)
      Group life                                      -             -
                                           ---------------------------
        TOTAL                                 $ (60,943)    $ (59,119)
                                           ===========================

6.   AGGREGATE RESERVES FOR LIFE AND ACCIDENT AND HEALTH CONTRACTS

     Reserves for life policies and accident and health contracts are generally computed on the net level premium, Commissioners' Reserve Valuation Method ("CRVM") and two-year preliminary term methods, respectively. The reserves are based on statutory mortality, morbidity and interest assumptions without consideration of withdrawals, except for individual Long Term Care, which beginning with 1998 issues do anticipate lapse and withdrawal activity. Accident and health reserves are generally calculated at an interest rate of 4.5% using the 1985 National Nursing Home Survey. Life policy reserves are principally determined by using the 1941, 1958 and 1980 Commissioners' Standard Ordinary Mortality ("CSOM") tables with valuation interest rates ranging from 2.5% to 6.0%.

     Policy reserves for deferred annuity contracts are calculated using the Commissioners' Annuity Reserve Valuation Method ("CARVM") with interest rates ranging from 5.0% to 7.0%. Tabular interest, tabular less actual reserves released and tabular cost have been determined by formula. The tabular interest on funds not involving life contingencies has been calculated as the product of the valuation rate of interest times the average daily outstanding deposit fund liability.

     The Company waives deduction of deferred fractional premiums upon deaths of insured and returns any portion of the final premium beyond the date of death. A reserve is held where a surrender value is promised in excess of the legally computed reserves, if any.

     Extra premiums are charged for substandard lives. Mean reserves for substandard policies with flat extra charges are determined by computing the regular mean reserve and adding one-half (1/2) of the extra premium charge for the year. Mean reserves for table related substandard policies are based on appropriate multiples of standard rates of mortality.

     At December 31, 2005 the Company had $2,289,541 of insurance inforce for which the maximum gross premiums are less than the net premiums, according to the standard of valuation set by the Department. Premium deficiency reserves, for the above insurance totaled $43,383 at December 31, 2005. The Company does not utilize anticipated investment income as a factor in the premium deficiency calculation.

VALLEY FORGE LIFE INSURANCE COMPANY
Notes to Financial Statements (Statutory-Basis)
December 31, 2005 (in thousands)
--------------------------------------------------------------------------------

     The following table reflects withdrawal characteristics of annuity reserves and deposit fund liabilities at December 31:


                                                                           2005
                                                                           ----
                                                                AMOUNT     % OF TOTAL
                                                              -------------------------
Subject to discretionary withdrawal - with adjustment:          $ 48,263          9.6%
     at book value less surrender charge of 5% or more                 -          0.0%
     at market value                                             268,499         53.5%
                                                              -------------------------
        SUBTOTAL                                                 316,762         63.1%
                                                              -------------------------
Subject to discretionary withdrawal - without adjustment:
     at book value (minimal or no charge or adjustment)          179,540         35.8%
Not subject to discretionary withdrawal                            5,587          1.1%
                                                              -------------------------
       TOTAL (GROSS)                                             501,889        100.0%
                                                                          -------------
Reinsurance ceded                                                (13,675)
                                                              -----------
NET ANNUITY RESERVES AND DEPOSIT FUND LIABILITIES              $ 488,214
                                                              ===========

7.   FEDERAL INCOME TAXES

     The components of the net deferred tax asset ("DTA") at December 31, 2005 and 2004 are as follows:

                                                     DECEMBER 31,
                                            --------------------------------
                                                2005                 2004
                                               -----                -----
Total gross DTAs                             $ 162,882            $ 258,752
Total deferred tax liabilities ("DTL")            (138)              (3,637)
                                            --------------------------------
Net DTA                                        162,744              255,115
Non-admitted DTA                              (139,213)            (235,728)
                                            --------------------------------
Net admitted DTA                             $  23,531            $  19,387
                                            ================================

(Decrease) in nonadmitted DTA                $ (96,515)
                                            ===========

     The dividend paid during 2005 (Note 8) resulted in a tax free distribution of the entire balance in the Company's policyholder surplus account. There are no other unrecognized DTLs.

      Current income taxes incurred consists of the following major components:

                                             Year Ended December 31,
                                           ----------------------------
                                               2005           2004
                                           -------------  -------------

Current year expense                        $     7,100    $   378,452
Prior year return to provision adjustment       (40,998)        (3,290)
                                           -------------  -------------
Federal income taxes incurred               $   (33,898)   $    375,162
                                           =============  =============

VALLEY FORGE LIFE INSURANCE COMPANY
Notes to Financial Statements (Statutory-Basis)
December 31, 2005 (in thousands)
--------------------------------------------------------------------------------

     The components of DTAs and DTLs and changes therein are as follows:

                                                          December 31,
                                                --------------------------------
                                                   2005       2004      Change
                                                --------------------------------
DTAs resulting from book/tax differences in:
Invested assets                                  $ 30,075   $ 44,719  $ (14,644)
Deferred acquisition costs                        111,277    109,322      1,955
Aggregate reserves and contract liabilities        13,201     93,205    (80,004)
Net capital loss carryforward                           -      4,181     (4,181)
Other                                               8,329      7,325      1,004
                                                --------------------------------
Total DTAs                                        162,882    258,752    (95,870)
                                                --------------------------------
DTA non-admitted                                 (139,213)  (235,728)    96,515
                                                --------------------------------
DTA admitted                                       23,669     23,025        645
                                                --------------------------------
DTLs resulting from book/tax differences in:
Other                                                (138)    (3,637)     3,498
                                                --------------------------------
Total DTLs                                           (138)    (3,637)     3,498
                                                --------------------------------
Net admitted DTA                                 $ 23,531   $ 19,387    $ 4,143
                                                ================================

     Total statutory income taxes differ from the amount that would be obtained by applying the federal income tax rate of 35% to net gain from operations and realized capital gains/(losses). Among the more significant book to tax adjustments are the following:

                                                                    Effective
                                      Amount   Tax Effect at 35%     Tax Rate
                                      -----    -----------------     --------
Net gain from operations            $ 112,254          $ 39,289
Realized capital gains                 32,105            11,237
                                   -----------------------------
                                      144,359            50,526          35.0%
Capitalized ceding commissions         (9,469)           (3,314)         -2.3%
Changes in IMR                        (10,211)           (3,574)         -2.5%
Changes in surplus                        612               213           0.2%
Prior period adjustments               41,779            14,623          10.1%
                                   --------------------------------------------
                                    $ 167,070         $  58,474          40.5%
                                   ============================================

Federal income taxes incurred                         $ (33,898)        -23.5%
Change in net deferred income taxes                      92,372          64.0%
                                              ---------------------------------
Total statutory income taxes                           $ 58,474          40.5%
                                              =================================

     At December 31, 2005, the Company had no loss carryovers.

     The amount of federal income taxes incurred and available for recoupment in the event of future tax losses is:

                                2005           $   7,100

                                2004           $  11,484

VALLEY FORGE LIFE INSURANCE COMPANY
Notes to Financial Statements (Statutory-Basis)
December 31, 2005 (in thousands)
--------------------------------------------------------------------------------

     The Company is included in a consolidated federal life insurance company income tax return filed by the Company's Parent. Companies included in the consolidated return are as follows:

      Swiss Re Life & Health America Inc.
      Reassure America Life Insurance Company
      Southwestern Life Insurance Company
      Valley Forge Life Insurance Company
      Aldgate Reinsurance Company Limited
      Atlantic Reinsurance Company Ltd (from the date of its contribution to the Parent on December 21, 2005)

     The method of allocation among the companies is subject to a written agreement approved by the Board of Directors. Allocation is based upon separate return calculations with credit for net losses when utilizable on a separate company basis or in consolidation. Intercompany balances are settled annually. At December 31, 2005 and 2004, the Company had a payable to its parent under the agreement of $7,100 and $52,481, respectively.

     Prior to its acquisition by SRLHA, the Company was included in the consolidated federal income tax return of Loews.

8.   CAPITAL AND SURPLUS

     Life and health insurance companies are subject to certain risk-based capital ("RBC") requirements as specified by the NAIC. Under these requirements, the amount of capital and surplus maintained by a life and health insurance company is to be determined based on the various risk factors related to it. At both December 31, 2005 and 2004 the Company exceeded the minimum RBC requirements.

     Under Indiana insurance regulations, the Company is limited in the amount of dividends it may pay its shareholders. The maximum dividend is limited to the greater of the prior year's net income or 10% of the prior year's earned surplus. Extraordinary dividends above the general statutory limitations may be paid with the prior approval of the Department.

     In June 2005, after receiving approval from the Department, VFL paid a cash dividend to it's shareholder of record SRLHA of $335,000. Of the payment, $169,991 was the balance of unassigned surplus at December 31, 2004, and $165,009 represented a return of investment.

     The Company capitalized ceding commissions (net of taxes) of $0 and $222,690, and amortized $9,468 and $19,352 as commissions and expense allowances on reinsurance ceded in its Summary of Operations for 2005 and 2004, respectively.

VALLEY FORGE LIFE INSURANCE COMPANY
Notes to Financial Statements (Statutory-Basis)
December 31, 2005 (in thousands)
--------------------------------------------------------------------------------

     There were no restrictions placed on the Company's surplus, including for whom the surplus is being held. The reported unassigned funds (surplus) is represented or reduced by each of the following items:

                                                     December 31,
                                             --------------------------
                                                  2005          2004
                                             -------------- ------------
Unrealized (losses) and gains, net of tax      $         -   $     (989)
Non-admitted asset values                         (139,437)    (236,575)
Asset valuation reserves                            (9,706)      (6,932)
Unauthorized reinsurance                           (11,145)      (8,449)

9. REINSURANCE

     Amounts recoverable from reinsurers are estimated based upon assumptions consistent with those used in establishing the liabilities related to the underlying reinsured contracts. Management believes the recoverables are appropriately established.

     None of the Company's non-affiliated reinsurers are owned in excess of 10% or are controlled, either directly or indirectly, by the Company or by any representative, officer, trustee, or director of the company. None of the policies issued by the Company have been reinsured with a company chartered in a country other than the United States (excluding U.S. Branches of such companies) that is owned in excess of 10% or controlled directly or indirectly by an insured, a beneficiary, a creditor or an insured or any other person not primarily engaged in the insurance business.

     Effective April 30, 2004, the Company entered into a funds withheld reinsurance agreement to cede certain life insurance contracts to its ultimate parent, SRZ. As a result of the agreement, the Company ceded approximately $929,100 in reserves and established a funds withheld liability. This resulted in an after tax gain of $211,900 which is deferred and is being amortized over approximately 20 years. The funds held liability balance at December 31, 2005 and 2004 was $744,603 and $627,217, respectively. Interest expense on the funds withheld balance amounted to $35,746 and $19,206 for the years ended December 31, 2005 and 2004, respectively.

     Effective December 31, 2004, a reinsurance agreement with SRLHA for certain life insurance contracts was recaptured for administrative ease. Concurrently, the Company entered into a funds withheld reinsurance agreement to cede the recaptured business to an affiliate, European Reinsurance Company, Bermuda Branch ("ErzBB"). In accordance with the terms of the agreement, the Company transferred to ErzBB approximately $111,500 of reserves and established a funds withheld liability. The Funds withheld liability balance at December 31, 2005 and 2004 was $96,905 and $81,350, respectively. Interest expense on the funds withheld balance amounted to $5,248 and $0 for the years ended December 31, 2005 and 2004, respectively.

     The Company's policy generally is to require collateral from those reinsurers not authorized to conduct reinsurance business in Indiana in an amount at least equal to the statutory reserves reinsured. Collateral held, in the form of letters of credit trust agreements and funds withheld, was $1,570,706 and $1,275,500, at December 31, 2005 and 2004, respectively.

VALLEY FORGE LIFE INSURANCE COMPANY
Notes to Financial Statements (Statutory-Basis)
December 31, 2005 (in thousands)
--------------------------------------------------------------------------------

     The Company does not have any reinsurance agreements in effect under which the reinsurer may unilaterally cancel any reinsurance for reasons other than for nonpayment of premium or other similar credits. No uncollectible reinsurance was written off during the year.

     The Company retrocedes a substantial portion of assumed risks to SRZ, ErzBB, and SRLHA, each affiliated companies. Currently no agreements are open for retroceding new business to non-affiliated companies. Reinsurance ceded to affiliated and non-affiliated companies (reduced) increased amounts reported in the accompanying financial statements at December 31, 2005 and 2004, and the years then ended, as follows:

     DECEMBER 31, 2005

     Balance Sheet                                               Affiliated      Non-Affiliated      Total
     --------------------------------------------------------- ---------------- --------------- ----------------
     Aggregate reserves and contract claims liabilities
       for life, annuity and accident and health contracts     $(1,673,901)     $   (1,485,282)  $   (3,159,183)
     Funds held for reinsurers                                     841,508                   -          841,508
     Reinsurance in unauthorized companies                               -              19,463           19,463

     Income Statement                                            Affiliated     Non-Affiliated       Total
     -------------------------------------------------------------------------- --------------- ----------------
     Premiums and annuity considerations                       $  (238,280)     $     (315,815)  $     (554,095)
     Increase in reserves                                         (307,582)           (252,805)        (560,387)
     Interest on funds withheld for reinsurers                      40,995                   -           40,995


     DECEMBER 31, 2004

     Balance Sheet                                               Affiliated     Non-Affiliated       Total
     ------------------------------------------------------------------------- --------------- ----------------
     Aggregate reserves and contract claims liabilities
       for life, annuity and accident and health contracts     $(1,334,329)     $   (1,180,271)  $   (2,514,600)
     Funds held for reinsurers                                     708,567                   -          708,567
     Reinsurance in unauthorized companies                               -               8,449            8,449

     Income Statement                                            Affiliated     Non-Affiliated       Total
     ------------------------------------------------------------------------- --------------- ----------------
     Premiums and annuity considerations                       $  (223,223)     $     (321,156)  $     (544,379)
     Increase in reserves                                         (979,983)             40,319         (939,664)
     Interest on funds withheld for reinsurers                      19,206                   -           19,206


     For the years ended December 31, 2005 and 2004, respectively, ceded premiums included $0 and $223,200 that were ceded to CAC.

     The majority of life premium revenue is from long duration contracts, while the accident and health premium is generally for short duration contracts. Effective April 30, 2004, all accident and health premium is ceded to CCC.

10.  RELATED PARTY

     See Note 9 for disclosures regarding the Company's reinsurance activity with affiliates.

     The Company had net amounts due from affiliates of $2,317 for the year ended December 31, 2005 and net amounts due to affiliates of $2,090 for the year ended December 31, 2004. Settlements take place quarterly.

VALLEY FORGE LIFE INSURANCE COMPANY
Notes to Financial Statements (Statutory-Basis)
December 31, 2005 (in thousands)
--------------------------------------------------------------------------------

     Effective April 30, 2004, SRAM, an affiliated entity, provides the Company with investment management and investment accounting services. SRAM manages the Company's portfolio of investments on behalf of and within the parameters established by the Company. The Company pays SRAM a fee for services based upon the fair value of the securities in the Company's portfolio. Fees are payable quarterly in advance and amounted to $3,285 in 2005 and $1,608 in 2004.

     Prior to its acquisition by SRLHA, under a pooling agreement, the Company ceded 100% of its net business before pooling to CAC and in turn received 10% of the pooled underwriting results of CAC and the Company. CAC retained 90% of the pooled results. Effective January 1, 2004, the pooling agreement was commuted, with each company recapturing the business formerly ceded to the pool. As a result of the commutation, total assets and total liabilities each increased by approximately $1,715,000 during 2004. In conjunction with the commutation, the Company recorded a capital contribution of $311,800 from its former parent, CAC, to account for the deferred taxes associated with the transfer of the assets and liabilities during 2004. As a result, the commutation had no net impact on surplus.

11.  COMMITMENTS AND CONTINGENCIES

     From time to time, legal actions against the Company have arisen in the ordinary course of its business. In the judgment of management, resolution of contingent liabilities, income taxes, and other matters would not have a material effect on the Company's statutory surplus or results of operation.

12.  BENEFIT PLANS

     DEFINED BENEFIT PLAN

     Prior to April 30, 2004, the Company participated in the noncontributory defined benefit pension plan of CNAF. For the years ended December 31, 2005 and 2004, the Company recorded a Pension expense of $0 and $600, respectively, while a member of the CNA Group.

     DEFINED CONTRIBUTION PLAN

     The Swiss Re Group U.S. Employees' Savings Plan (the "Savings Plan") is a defined contribution plan in which eligible employees of the Company may elect to participate. The Savings Plan provides for contributions by employees and matching contributions by the Company, subject to certain limitations. Matching contributions of $1,280 and $400 were made in 2005 and 2004, respectively.

13.  PARTICIPATING POLICIES

     As of December 31, 2005 and 2004, the Company's participating policies represented less than 1% of total in force. Dividends are accounted for on the policy anniversary. A liability is established for dividends anticipated to be paid in the subsequent calendar year. As of December 31, 2005 and 2004, respectively, the Company incurred $4,443 and $4,301 in dividend expense. The Company did not allocate any additional income to participating policyholders during these years.

VALLEY FORGE LIFE INSURANCE COMPANY
Notes to Financial Statements (Statutory-Basis)
December 31, 2005 (in thousands)
--------------------------------------------------------------------------------

14.  SEPARATE ACCOUNTS

     The following tables set forth Separate Accounts Reserves by asset valuation basis and Separate Accounts Reserves by withdrawal characteristics as of December 31, 2005 and 2004.


                                                  Nonindexed     Nonindexed    Nonguaranteed
December 31, 2005                                  Guarantee     Guarantee       Separate
                                                less than/= 4% greater than 4%   Accounts          Total
                                                 -----------------------------------------------------------
Premiums, deposits and
other considerations:                             $         -   $        -       $  4,462        $   4,462
                                                 ===========================================================
Reserves by valuation basis:
                    Fair value                    $         -   $   48,621       $ 296,075       $ 344,696
                    Amortized cost                          -            -               -               -
                                                 -----------------------------------------------------------
                    Total reserves                $         -   $   48,621       $ 296,075       $ 344,696
                                                 ===========================================================

Reserves by withdrawal characteristic:
Subject to discretionary withdrawal
                    With market value adjustment  $         -   $   48,621       $      -        $  48,621
                    At market value                         -            -         296,075         296,075
                                                 -----------------------------------------------------------
Total                                             $         -   $   48,621       $ 296,075       $ 344,696
                                                 ===========================================================

                                                  Nonindexed     Nonindexed    Nonguaranteed
December 31, 2004                                  Guarantee     Guarantee       Separate
                                                less than/= 4% greater than 4%   Accounts          Total
                                                 -----------------------------------------------------------
Premiums, deposits and
other considerations:                             $         -   $        -       $   6,272       $   6,272
                                                 ===========================================================

Reserves by valuation basis:
                    Fair value                    $         -   $   67,951       $ 371,186       $ 439,137
                    Amortized cost                          -            -               -               -
                                                 -----------------------------------------------------------
                    Total reserves                $         -   $   67,951       $ 371,186       $ 439,137
                                                 ===========================================================

Reserves by withdrawal characteristic:
Subject to discretionary withdrawal
                    With market value adjustment  $         -   $   67,951       $       -       $  67,951
                    At market value                         -            -         371,186         371,186
                                                 -----------------------------------------------------------
Total                                             $         -   $   67,951       $ 371,186       $ 439,137
                                                 ===========================================================

                                                                                                          22

VALLEY FORGE LIFE INSURANCE COMPANY
Notes to Financial Statements (Statutory-Basis)
December 31, 2005 (in thousands)
--------------------------------------------------------------------------------

     The following table reconciles net transfers (from) to Separate Accounts.

                                                                       December 31,
                                                                --------------------------
                                                                    2005          2004
                                                                ------------  ------------
Transfers as reported in the Statements of Operations of the
Separate Accounts Annual Statement:
  Transfers to separate accounts                                    $ 4,462    $    6,272
  Transfers from separate accounts                                 (121,312)      (80,803)
                                                                ------------  ------------
  Net transfers to separate accounts                             $ (116,850)   $  (74,531)
Reconciling adjustments: Reinsurance to Phoenix                     116,850        74,531
                                                                ------------  ------------
Transfers as reported in the Statements of Operations            $        -    $        -
                                                                ============  ============

     Variable Life and Annuity Transaction - Effective July 1, 2002 the Company entered into modified coinsurance and coinsurance agreements to cede its variable life and annuity net liabilities (primarily separate account policy reserves) to an insurance subsidiary of The Phoenix Companies, Inc. This resulted in an after tax gain of $20,150, which is deferred and amortized over the expected life of the policies. The amount recognized as income was $5,757 and $8,900 in 2005 and 2004, respectively.

15.  SUBSEQUENT EVENTS

     On April 14, 2006, the Company's Board of Directors declared a proposed cash dividend and the Company filed an application with the Department to pay such dividend in the amount of $220,000 to its Parent, SRLHA. The proposed dividend will be payable to SRLHA upon the Department's approval.

     On April 17, 2006, the Company sold its Nashville facility for $17,639 and realized a gain from the sale of $3,605 which will be included in the Company's Statement of Operations for the year ended December 31, 2006.

VALLEY FORGE LIFE INSURANCE COMPANY
Supplemental Schedule of Selected Statutory Basis Financial Data
December 31, 2005 (in thousands)
--------------------------------------------------------------------------------

Investment income earned
 Government bonds                                                   $    20,570
 Other bonds (unaffiliated)                                             123,730
 Preferred stocks (unaffiliated)                                            908
 Real estate                                                                570
 Contract loans                                                           5,824
 Cash and short-term investments                                          1,844
 Aggregate write-ins for investment income                                  554
                                                                   -------------
Gross investment income                                             $   154,000
                                                                   =============

Bonds and short-term investments by maturity and class
 Bonds and short-term investments by maturity (amortized cost):
  Due within one year or less                                       $    98,216
  Over one year through five years                                      282,875
  Over five years through ten years                                     653,454
  Over ten years through twenty years                                   649,483
  Over twenty years                                                     678,610
                                                                   -------------
   Total by maturity                                                $ 2,362,638
                                                                   =============

Bonds and short-term investments by class (amortized cost)
 Class 1                                                            $ 1,809,168
 Class 2                                                                471,866
 Class 3                                                                 44,353
 Class 4                                                                 37,251
 Class 5                                                                      -
 Class 6                                                                      -
                                                                   -------------
  Total by class                                                    $ 2,362,638
                                                                   =============

VALLEY FORGE LIFE INSURANCE COMPANY
Supplemental Schedule of Selected Statutory Basis Financial Data
December 31, 2005 (in thousands)
--------------------------------------------------------------------------------

LIFE INSURANCE IN FORCE
  Ordinary                                                               $ 278,314,742
  Group life                                                                   873,247

AMOUNT OF ACCIDENTAL DEATH INSURANCE IN FORCE UNDER ORDINARY POLICIES
  Ordinary                                                               $   2,930,288
  Group life                                                                         -

LIFE INSURANCE POLICIES WITH DISABILITY PROVISIONS IN FORCE
  Ordinary                                                               $   7,299,925
  Group life                                                                    39,318

SUPPLEMENTAL CONTRACTS IN FORCE
  Ordinary - not involving life contingencies - income payable           $           -
  Ordinary - not involving life contingencies - amount on deposit                    -
  Group - not involving life contingencies - income payable                          -

  Ordinary - involving life contingencies - income payable                           -
  Group - involving life contingencies - income payable                              -

ANNUITIES (ORDINARY)
  Immediate - amount of income payable                                   $           -
  Deferred - fully paid account balance                                         82,093
  Deferred - not fully paid account balance                                          -
  Group - Amount of income payable                                                   -
  Group - fully paid account balance                                                 -
  Group - not fully paid account balance                                             -

ACCIDENT AND HEALTH INSURANCE - PREMIUMS IN FORCE
  Ordinary                                                               $           -
  Group                                                                              -

DEPOSIT FUNDS AND DIVIDEND ACCUMULATIONS
  Deposit funds - account balance                                        $         173
  Dividend accumulations - account balance                                         370

VALLEY FORGE LIFE INSURANCE COMPANY
Supplemental Schedule of Investment Risks Interrogatories
December 31, 2005 (in thousands)
--------------------------------------------------------------------------------


1. The Company's total admitted assets as reported in the Statements of Admitted Assets, Liabilities and Surplus was $2,941,102 at December 31, 2005.

2. The 10 largest exposures to a single issuer/borrower/investment, by investment category, excluding: (i) U.S. government, U.S. government agency securities and those U.S. Government money market funds listed in the Appendix to the SVO Purposes and Procedures Manual as exempt, (ii) property occupied by the Company, and (iii) policy loans at December 31, 2005 are as follows:

                                                                % OF TOTAL
   INVESTMENT CATEGORY                        AMOUNT         ADMITTED ASSETS
   ---------------------------------------------------------------------------
    Aid-Israel                              $ 62,169              2.1%
    Morgan Stanley Dean Witter                41,618              1.4%
    Residential Funding Corp                  35,570              1.2%
    Bank of America                           28,071              1.0%
    UBS AG                                    22,089              0.8%
    Countrywide Alternative                   21,190              0.7%
    Wachovia Corp                             20,615              0.7%
    Merrill Lynch                             19,943              0.7%
    Wells Fargo Home Equity Trust             19,491              0.7%
    Equity Office Properties                  19,295              0.7%

3. The amounts and percentages of the Company's total admitted assets held in bonds and preferred stocks by NAIC rating is as follows:

       BONDS                                      PREFERRED STOCK
   -------------------------------------------   -----------------------------
   NAIC-1       $ 1,809,168     71.6%   P/RP-1     $     -           0.0%
   NAIC-2           471,866     18.7%   P/RP-2       9,908           0.4%
   NAIC-3            44,353      1.8%   P/RP-3           -           0.0%
   NAIC-4            37,251      1.5%   P/RP-4           -           0.0%
   NAIC-5                 -      0.0%   P/RP-5           -           0.0%
   NAIC-6                 -      0.0%   P/RP-6           -           0.0%


4. Assets held in foreign investments are greater than 2.5% of the Company's total admitted assets. Total admitted assets held in foreign investments were $216,506; there were no foreign- currency-denominated investments or insurance liabilities.

5. The aggregate foreign investment exposure categorized by the country's NAIC sovereign rating is as follows:

                                                         % OF TOTAL ADMITTED
                                              AMOUNT             ASSETS
                                       ---------------   --------------------
    Countries rated NAIC-1                  $ 188,176           6.5%
    Countries rated NAIC-2                     12,770           0.4%
    Countries rated NAIC-3 or below            15,560           0.5%
                                       ---------------   --------------------
                                            $ 216,506           7.4%
                                       ===============   ====================

VALLEY FORGE LIFE INSURANCE COMPANY
Supplemental Schedule of Investment Risks Interrogatories
December 31, 2005 (in thousands)
--------------------------------------------------------------------------------


6. The two largest foreign investment exposures to a single country, categorized by the country's NAIC sovereign rating is as follows:

                                           AMOUNT          PERCENTAGE
                                      ------------------  -------------
    COUNTRIES RATED NAIC 1
      Israel                              $ 62,169            2.5%
      United Kingdom                        55,019            2.2%

    COUNTRIES RATED NAIC -2
      Mexico                                12,770            0.5%


    COUNTRIES RATED NAIC-3 OR BELOW
      Panama                                10,399            0.4%
      Supra National                         5,162            0.2%

7. The Company has no hedged foreign currency investments.

8. The Company has no hedged foreign currency investments.

9. The Company has no hedged foreign currency investments.

10. The 10 largest non-sovereign foreign issues by NAIC rating:

                                                          PERCENTAGE OF
                                                         TOTAL ADMITTED
    INVESTMENT CATEGORY                 AMOUNT               ASSETS
    ------------------------------------------------   -------------------
    RAS Laffan Liquified               $ 11,086               0.4%
    Household Finance Corp.              10,814               0.4%
    Carnival Corp.                       10,399               0.4%
    Wolseley Capital Inc.                10,000               0.3%
    United Overseas Bank                  9,997               0.3%
    Centaur Funding Corp.                 9,908               0.3%
    Hydro One Inc.                        9,565               0.3%
    Barclays Bank                         7,605               0.3%
    Koninklijke KPN NV                    6,325               0.2%
    Sabmiller PLC                         5,987               0.2%


11. Assets held in Canadian investments are less than 2.5% of the Company's total admitted assets.

12. Assets held in investments with contractual sales restrictions are less than 2.5% of the Company's total admitted assets.

13. Assets held in equity interest are less than 2.5% of the Company's total admitted assets.

14. Assets held in non-affiliated, privately placed equities are less than 2.5% of the Company's total admitted assets.

15. Assets held in general partnership interests are less than 2.5% of the Company's total admitted assets.

VALLEY FORGE LIFE INSURANCE COMPANY
Supplemental Schedule of Investment Risks Interrogatories
December 31, 2005 (in thousands)
--------------------------------------------------------------------------------


16. Mortgage loans reported in Schedule B are less than 2.5% of the Company's total admitted assets.

17. Assets held in real estate are less than 2.5% of the Company's total admitted assets.

18. The amounts and percentages of the Company's total admitted assets do not include the investment types listed below because the Company did not own any of these investments at 12/31/2005.

          Securities Lending
          Repurchase agreements
          Reverse repurchase agreements
          Dollar repurchase agreements
          Dollar reverse repurchase agreements

19.  The Company has no warrants.

20.  The Company has no potential exposure for collars, swaps or forwards.

21.  The Company has no potential exposure for futures contracts.

VALLEY FORGE LIFE INSURANCE COMPANY
Summary Investment Schedule
December 31, 2005 (in thousands)
--------------------------------------------------------------------------------


                                                                                       ADMITTED ASSETS AS REPORTED IN
                                                           GROSS INVESTMENT HOLDINGS       THE ANNUAL STATEMENT
                                                          --------------------------- --------------------------------
                                                               AMOUNT           %            AMOUNT             %
                                                          -------------- ------------ ----------------- --------------
BONDS
U.S. treasury securities                                         $ 8,714       0.356%           $ 8,714         0.356%

U.S. government agency and corporate
obligations (excluding mortgage-backed securities)
Issued by U.S. government agencies                                     -       0.000%                 -         0.000%
Issued by U.S. government sponsored agencies                     367,217      15.003%           367,217        15.003%

Foreign government (including Canada, excluding mortgage          86,913       3.551%            86,913         3.551%
-backed securities)

Securities issued by states, territories and
possessions and political subdivisions in the U.S.:
  State, territory and possession general obligations                  -       0.000%                 -         0.000%
  Political subdivisions of states, territories and
  possessions general obligations                                      -       0.000%                 -         0.000%
  Revenue and assessment obligations                               1,066       0.044%             1,066         0.044%
  Industrial development and similar obligations                       -       0.000%                 -         0.000%
Mortgage-backed securities
(includes residential and commercial MBS):
  Pass-through securities:
   Guaranteed by GNMA                                             22,804       0.932%            22,804         0.932%
   Issued by FNMA and FHLMC                                       69,807       2.852%            69,807         2.852%
   All other                                                           -       0.000%                 -         0.000%
CMOs and REMICs
   Issued by GNMA, FNMA and FHLMC                                449,225      18.353%           449,225        18.353%
   All other privately issued                                    107,917       4.409%           107,917         4.409%

OTHER DEBT AND OTHER FIXED INCOME SECURITIES
  (excluding short term):
  Unaffiliated domestic securities                             1,041,151      42.536%         1,041,151        42.536%
   (includes credit tenant loans rated by the SVO)
  Unaffiliated foreign securities                                171,721       7.016%           171,721         7.016%

EQUITY INTEREST
  Preferred stock                                                      -       0.000%                 -         0.000%
  Unaffiliated                                                     9,908       0.405%             9,908         0.405%

OTHER EQUITY SECURITIES
  Affiliated                                                           -       0.000%                 -         0.000%

MORTGAGE LOANS
  Single family residential                                            -       0.000%                 -         0.000%
  Commericial loans                                                    -       0.000%                 -         0.000%

REAL ESTATE INVESTMENTS
  Property held for sale                                          14,298       0.584%            14,298         0.584%

CONTRACT LOANS                                                    92,659       3.786%            92,659         3.786%

RECEIVABLE FOR SECURITIES                                              1       0.000%                 1         0.000%

CASH AND SHORT-TERM INVESTMENTS                                    4,296       0.176%             4,296         0.176%

OTHER INVESTED ASSETS                                                  -       0.000%                 -         0.000%
                                                         ------------------------------------------------------------
  TOTAL INVESTED ASSETS                                       $2,447,697     100.000%       $ 2,447,697       100.000%
                                                         ============================================================

VALLEY FORGE LIFE INSURANCE COMPANY
Note to Supplemental Schedule of Selected Statutory-Basis Financial Data December 31, 2005 (in thousands)
-------------------------------------------------------------------------------


      NOTE - BASIS OF PRESENTATION

      The accompanying schedules present selected statutory-basis financial data as of December 31, 2005 and for the year then ended for purposes of complying with paragraph 9 of the Annual Audited Financial Reports in the General section of the National Association of Insurance Commissioners' Annual Statement Instructions and agrees to or is included in the amounts reported in the Company's 2005 Statutory Annual Statement as filed with the Indiana Department of Insurance.

SOUTHWESTERN LIFE
INSURANCE COMPANY

(A WHOLLY-OWNED SUBSIDIARY OF SWISS RE
LIFE & HEALTH AMERICA INC.)
STATUTORY-BASIS FINANCIAL STATEMENTS
FOR THE YEARS ENDED
DECEMBER 31, 2005 AND 2004

SOUTHWESTERN LIFE INSURANCE COMPANY
INDEX
--------------------------------------------------------------------------------

Report of Independent Auditors                                               1-2

Statutory-Basis Financial Statements and Notes                              3-22

Supplemental Schedule of Selected Statutory-Basis Financial Data           23-24

Supplemental Schedule of Investment Risks Interrogatories                  25-27

Summary Investment Schedule                                                   28

Note to Supplemental Schedules of Selected Statutory-Basis Financial Data     29

PRICEWATERHOUSECOOPERS [LOGO OF PRICEWATERHOUSECOOPERS]
--------------------------------------------------------------------------------

                                                   PRICEWATERHOUSECOOPERS LLP
                                                   PricewaterhouseCoopers Center
                                                   300 Madison Avenue
                                                   New York NY 10017
                                                   Telephone (646) 471 3000
                                                   Facsimile (813) 286 6000

                         REPORT OF INDEPENDENT AUDITORS

To the Board of Directors and Shareholder of Southwestern Life Insurance
Company:

We have audited the accompanying statutory basis balance sheets of Southwestern Life Insurance Company (the "Company") as of December 31, 2005 and 2004, and the related statutory-basis statements of operations and changes in capital and surplus, and statements of cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As described in Note 1 to the financial statements, the Company prepared these financial statements using accounting practices prescribed or permitted by the Texas Department of Insurance, which practices differ from accounting principles generally accepted in the United States of America. The effects on the financial statements of the variances between the statutory basis of accounting and accounting principles generally accepted in the United States of America, although not reasonably determinable, are presumed to be material.

In our opinion, because of the effects of the matter discussed in the preceding paragraph, the financial statements referred to above do not present fairly, in conformity with accounting principles generally accepted in the United States of America, the financial position of the Company as of December 31, 2005 and 2004, or the results of its operations or its cash flows for the years then ended.

In our opinion, the financial statements referred to above present fairly, in all material respects, the admitted assets, liabilities and surplus of the Company as of December 31, 2005 and 2004, and the results of its operations and its cash flows for the years then ended, on the basis of accounting described in
Note 1.

PRICEWATERHOUSECOOPERS [LOGO OF PRICEWATERHOUSECOOPERS]

Our audit was conducted for the purpose of forming an opinion on the basic statutory basis financial statements taken as a whole. The accompanying Supplemental Schedule of Selected Statutory-Basis Financial Data, Summary Investment Schedule and Supplemental Schedule of Investment Risk Interrogatories of the Company as of December 31, 2005 and for the year then ended are presented for purposes of additional analysis and are not a required part of the basic statutory basis financial statements. The effects on the Supplemental Schedule of Selected Statutory-Basis Financial Data, Summary Investment Schedule and Supplemental Schedule of Investment Risk Interrogatories of the variances between the statutory basis of accounting and accounting principles generally accepted in the United States of America, although not reasonably determinable, are presumed to be material. As a consequence, the Supplemental Schedule of Selected Statutory-Basis Financial Data, Summary Investment Schedule and Supplemental Schedule of Investment Risks Interrogatories do not present fairly, in conformity with accounting principles generally accepted in the United States of America, such information of the Company as of December 31, 2005 and for the year then ended. The Supplemental Schedule of Selected Statutory-Basis Financial Data, Summary Investment Schedule and Supplemental Schedule of Investment Risk Interrogatories have been subjected to the auditing procedures applied in the audit of the basic statutory basis financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic statutory basis financial statements taken as a whole.

/s/ PricewaterhouseCoopers LLP

May 31, 2006

SOUTHWESTERN LIFE INSURANCE COMPANY
Balance Sheet (Statutory-Basis)
--------------------------------------------------------------------------------

                                                                             DECEMBER 31,
                                                                  ---------------------------------
                                                                     2005                   2004
                                                                  ----------             ----------
                                                                  (IN THOUSANDS, EXCEPT SHARE DATA)
ADMITTED ASSETS
   Bonds                                                          $1,556,008             $1,537,296
   Preferred stocks                                                        -                  1,150
   Mortgage loans                                                      1,601                  1,647
   Cash (including short-term investments of $24,237
      and $18,497, respectively)                                      24,041                 18,201
   Contract loans                                                    113,544                119,285
   Other invested assets                                              13,050                 12,422
                                                                  ----------             ----------
CASH AND INVESTED ASSETS                                           1,708,244              1,690,001
   Accrued investment income                                          19,382                 21,182
   Premiums and considerations due and uncollected                    10,875                 11,994
   Amounts due from reinsurers                                         7,980                  8,659
   Receivable from affiliates                                            469                    695
   Net deferred federal income tax asset                               4,075                  4,305
   Separate account assets                                             5,459                  6,858
   Other admitted assets                                               2,024                  1,815
                                                                  ----------             ----------
TOTAL ADMITTED ASSETS                                             $1,758,508             $1,745,509
                                                                  ==========             ==========
LIABILITIES
   Aggregate reserves for life, accident and health and
      annuity contracts                                           $1,448,349             $1,482,040
   Liability for deposit-type contracts                               62,977                 25,775
   Policy claims and benefits on life and accident and
      health contracts                                                19,853                 23,038
   Other contract liabilities                                          1,000                  1,124
   Commissions and expense allowance on reinsurance assumed                3                      -
   Accounts payable and accrued expenses                               9,966                 11,966
   Federal income taxes payable                                       11,997                 11,517
   Unearned investment income                                          3,585                  3,775
   Asset valuation reserve                                             9,878                  9,037
   Separate account liabilities                                        5,459                  6,858
   Other liabilities                                                  18,073                  7,825
                                                                  ----------             ----------
TOTAL LIABILITIES                                                  1,591,140              1,582,955

CAPITAL AND SURPLUS
   Common stock -- par value $1 per share: authorized 5,000,000
      shares; issued and outstanding, 3,000,000 shares                 3,000                  3,000
   Gross paid-in and contributed capital                             111,032                111,032
   Unassigned surplus                                                 53,336                 48,522
                                                                  ----------             ----------
TOTAL CAPITAL AND SURPLUS                                            167,368                162,554
                                                                  ----------             ----------
TOTAL LIABILITIES, CAPITAL AND SURPLUS                            $1,758,508             $1,745,509
                                                                  ==========             ==========

The accompanying notes are an integral component of the financial statements   3

SOUTHWESTERN LIFE INSURANCE COMPANY
Statements of Operations and Changes in Capital and Surplus (Statutory-Basis)
--------------------------------------------------------------------------------

                                                                               YEARS ENDED DECEMBER 31,
                                                                               ------------------------
                                                                                 2005            2004
                                                                               --------        --------
                                                                                    (IN THOUSANDS)
REVENUES
   Premium and annuity considerations                                          $ 80,415        $ 87,344
   Net investment income                                                        103,025         104,976
   Amortization of interest maintenance reserve                                     449             260
   Commission and expense allowances on reinsurance ceded                         7,177           9,537
   Other revenues                                                                   344             964
                                                                               --------        --------
TOTAL REVENUES                                                                  191,410         203,081
                                                                               --------        --------
BENEFITS AND EXPENSES
   Policy claims and benefits                                                   162,380         175,360
   Decrease in aggregate reserves for life and accident and health contracts    (33,691)        (34,859)
   Commissions and expense allowances                                             3,602           3,996
   General insurance expenses and taxes, licenses and fees                       15,610          13,291
                                                                               --------        --------
TOTAL BENEFITS AND EXPENSES                                                     147,901         157,788
                                                                               --------        --------
   Gain from operations before dividends to policyholders, federal
      income taxes and net realized capital gains (losses)                       43,509          45,293
   Dividends to policyholders                                                     1,776           1,813
   Federal income tax expense on operations                                      14,349          15,358
                                                                               --------        --------
GAIN FROM OPERATIONS BEFORE NET REALIZED CAPITAL GAINS                           27,384          28,122
Net realized capital gains, less federal income tax benefit
   of $1,466 and $270, respectively, and excluding net gains
   (losses) of $6,134 and ($47), respectively, transferred
   to the interest maintenance reserve                                            3,096           3,566
                                                                               --------        --------
NET INCOME                                                                       30,480          31,688
OTHER CHANGES IN CAPITAL AND SURPLUS
   Change in net unrealized capital gains (losses)                                2,058            (299)
   Change in net deferred income tax                                             (4,646)         (1,581)
   Change in non-admitted assets                                                  5,676           2,693
   Change in asset valuation reserve                                               (841)         (3,357)
   Dividends to stockholders                                                    (28,100)              -
   Other adjustments, net                                                           187             637
                                                                               --------        --------
NET INCOME AND OTHER CHANGES IN CAPITAL AND SURPLUS                               4,814          29,781
Capital and surplus, beginning of year                                          162,554         132,773
                                                                               --------        --------
CAPITAL AND SURPLUS, END OF YEAR                                               $167,368        $162,554
                                                                               ========        ========

The accompanying notes are an integral component of the financial statements   4

SOUTHWESTERN LIFE INSURANCE COMPANY
Statements of Cash Flows (Statutory-Basis)
--------------------------------------------------------------------------------

                                                                  YEARS ENDED DECEMBER 31,
                                                               ----------------------------
                                                                  2005              2004
                                                               ---------          ---------
                                                                      (IN THOUSANDS)
CASH FROM OPERATIONS
   Premiums collected, net of reinsurance                      $  81,484          $  88,125
   Net investment income                                          97,635             87,895
   Benefits paid                                                (128,104)          (168,041)
   Commissions and other expenses paid                           (19,548)           (18,083)
   Federal income taxes paid                                     (13,803)           (10,830)
   Dividends paid to policyholders                                (1,899)            (1,895)
   Miscellaneous sources                                           9,088             10,958
                                                               ---------          ---------
NET CASH PROVIDED BY (USED IN) OPERATIONS                         24,853            (11,871)
                                                               ---------          ---------
CASH FROM INVESTING ACTIVITIES
   Proceeds from investments sold, matured or repaid
      Bonds                                                      331,424            283,768
      Stocks                                                       1,228                292
      Mortgage loans                                                  46                 42
      Other invested assets                                        3,939              4,813
                                                               ---------          ---------
Total investment proceeds                                        336,637            288,915
                                                               ---------          ---------
Cost of investments acquired
   Bonds                                                         332,414            292,408
   Other invested assets                                           2,595                162
                                                               ---------          ---------
Total cost of investments acquired                               335,009            292,570
   Net decrease in contract loans                                 (6,073)            (7,439)
                                                               ---------          ---------
NET CASH PROVIDED BY INVESTING ACTIVITIES                          7,701              3,784
                                                               ---------          ---------
CASH FROM FINANCING AND MISCELLANEOUS ACTIVITIES
   Dividends paid to stockholders                                (28,100)                 -
   Other cash provided (applied), net                              1,386                (26)
                                                               ---------          ---------
NET CASH USED IN FINANCING AND MISCELLANEOUS ACTIVITIES          (26,714)               (26)
                                                               ---------          ---------
NET INCREASE (DECREASE) IN CASH AND SHORT-TERM INVESTMENTS         5,840             (8,113)
Cash and short-term investments
   Beginning of year                                              18,201             26,314
                                                               ---------          ---------
END OF YEAR                                                    $  24,041          $  18,201
                                                               =========          =========

The accompanying notes are an integral component of the financial statements   5

SOUTHWESTERN LIFE INSURANCE COMPANY
Notes to Financial Statements (Statutory-Basis)
December 31, 2005 (in thousands)
--------------------------------------------------------------------------------

1.     BASIS OF PRESENTATION AND NATURE OF BUSINESS

       ORGANIZATION

       Southwestern Life Insurance Company (the "Company"), a Texas-domiciled insurance company, is a wholly-owned subsidiary of Swiss Re Life & Health America Inc. (the "Parent" or "SRLHA"), which, in turn, is ultimately a wholly-owned indirect subsidiary of Swiss Reinsurance Company of Zurich, Switzerland.

       BUSINESS

       Effective June 18, 2001, the Company ceased actively underwriting or marketing new business. Prior to this date, the Company issued primarily individual life insurance contracts and also included annuity and long-term care business. The Company is licensed in 41 states and the District of Columbia.

       BASIS OF PRESENTATION

       The accompanying financial statements of the Company have been prepared in accordance with accounting practices prescribed or permitted by the Texas Department of Insurance (the "Department").

       Pursuant to Texas Insurance Law, the Department recognizes as "prescribed" practices the codified statements of statutory accounting principles ("SSAP") incorporated into the National Association of Insurance Commissioners' ("NAIC") Accounting Practices and Procedures Manual.

       "Permitted" statutory accounting practices encompass all accounting practices that are not prescribed; such practices may differ from state to state, may differ from company to company within a state, and may change in the future.

       ESTIMATES, RISKS AND UNCERTAINTIES

       The preparation of financial statements requires the use of estimates and assumptions developed by management. Any adjustments to reported bases of assets or liabilities resulting from changes in estimates are recognized in the period the estimates are revised.

       Mortality and morbidity experience are significant factors in the determination of the results of operations. These factors are generally predictable over time but are subject to fluctuations from year to year. A significant fluctuation from year-to-year could adversely affect the Company's results of operations.

2.     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

       Statutory accounting practices followed by the Company differ from accounting principles generally accepted in the United States of America ("GAAP"). The more significant variances from GAAP are as follows:

SOUTHWESTERN LIFE INSURANCE COMPANY
Notes to Financial Statements (Statutory-Basis)
December 31, 2005 (in thousands)
--------------------------------------------------------------------------------

       Investments: The reported values of bonds and stocks are determined in accordance with methods prescribed by the NAIC. Bonds are stated principally at amortized cost using the interest method. Preferred stocks are reported at cost. Non-affiliated common stocks are reported at fair value as determined by the Securities Valuation Office ("SVO") of the NAIC. Changes between cost and admitted invested asset amounts net of tax, are credited or charged directly to unassigned surplus as unrealized gains and losses. For GAAP, all fixed maturity investments have been classified as available-for-sale securities and are reported at fair value. Changes in fair value, net of tax, are recorded as a separate component of other comprehensive income.

       Mortgage loans on real estate are stated at their aggregate unpaid principal balance, less allowance for impairment. Valuation allowances, if necessary, are established for mortgage loans based on the difference between the unpaid loan balance and the estimated fair value of the underlying real estate when such loans are determined to be in default as to scheduled payments. Under GAAP, valuation allowances would be established when the Company determines it is probable that it will be unable to collect all amounts due (both principal and interest) according to the contractual terms of the loan agreement.

       For statutory reporting, an asset valuation reserve ("AVR"), which represents a provision for fluctuations in the value of invested assets as determined by NAIC prescribed formula, is reported as a liability. Changes in the liability are credited or charged directly to unassigned surplus. An AVR is not recognized for GAAP.

       Under a formula prescribed by the NAIC, the Company defers in an interest maintenance reserve ("IMR") the portion of realized capital gains and losses, net of taxes, attributable to changes in the general level of interest rates and amortizes these deferred amounts over the remaining period to maturity of the securities sold using the NAIC Grouped Method. Realized capital gains and losses, net of taxes and transfers to the IMR, are reported as a separate component of income. For GAAP, realized capital gains and losses are included in income as a component of revenue when the related securities are sold or called. Under both statutory accounting and GAAP, when a decline in fair value is determined to be other than temporary, realized losses are recorded in the statement of operations.

       Policy Acquisition Costs: For statutory accounting, costs of acquiring and renewing business are expensed when incurred. Under GAAP, the acquisition costs related to traditional life insurance and certain long-duration accident and health insurance, to the extent recoverable from future policy-related revenues, are deferred and amortized over the premium-paying period of the related policies using assumptions consistent with those used in computing policy benefit reserves. For annuity and universal life insurance, to the extent recoverable from future gross profits, deferred policy acquisition costs are amortized generally in proportion to the present value of expected gross profits from investment income, mortality and expense margins.

       Non-admitted Assets: Certain assets, designated as "non-admitted", are excluded from the balance sheet and charged to unassigned surplus. These assets are principally deferred federal income tax assets in excess of certain defined limitations and agents' balances. Such amounts are included in total assets under GAAP to the extent realizable. Aggregate Reserves for Life and Accident and Health Contracts: The aggregate reserves for life and accident and health insurance contracts are based on statutorily prescribed

SOUTHWESTERN LIFE INSURANCE COMPANY
Notes to Financial Statements (Statutory-Basis)
December 31, 2005 (in thousands)
--------------------------------------------------------------------------------

       mortality, morbidity and interest assumptions, rather than on the mortality, morbidity, interest and withdrawal assumptions anticipated by the Company when the policies were issued, as would be required under GAAP.

       Under statutory accounting, additional reserves are established when the results of cash flow testing under various interest rate scenarios indicate the need for such reserves, or the net premiums exceed the gross premiums on any insurance inforce.

       Universal Life and Annuities: Revenues from universal life insurance and annuity contracts consist of premiums. Benefits consist of mortality, surrenders and changes in the policy reserves. For GAAP, premiums in excess of policy fees and charges are not recorded as revenues but are credited to a fund balance liability. Benefits consist of interest credited to the fund balance and mortality in excess of the fund balance.

       Reinsurance Assumed: For statutory accounting, the assets transferred relating to the reinsurance of inforce blocks of business are recorded as a component of premiums and annuity considerations in the statement of operations, with a corresponding increase in the aggregate reserves for life and accident and health contracts. Under GAAP, the related asset and liability transfers are recorded in the balance sheet only.

       Reinsurance Ceded: For statutory accounting, a liability is provided for unsecured reinsurance ceded to unauthorized companies and changes to the liability are credited or charged directly to unassigned surplus. Under GAAP, an allowance for amounts deemed uncollectible would be established with a charge to earnings.

       Under statutory accounting, any increase in surplus, net of federal income taxes, resulting from the reinsurance of life and accident and health inforce business is deferred and credited directly to unassigned surplus and recognized in commissions and expense allowances on reinsurance ceded as earnings emerge from the underlying business.
       Under GAAP, gains from the reinsurance of inforce blocks of business are deferred and amortized into income over the settlement period of the liabilities assumed.

       Certain policy-related assets and liabilities are reported net of reinsurance ceded. Such netting is not permitted under GAAP unless a legal right of offset exists.

       Federal Income Taxes: Deferred federal income taxes are provided to reflect the net tax effects of temporary differences between the carrying amounts of Statutory-Basis assets and liabilities and the amounts used for federal income tax purposes. The change in net deferred taxes is charged or credited to surplus. Deferred tax assets in excess of certain defined limitations are excluded from the balance sheet and charged to surplus as a non-admitted asset. Under GAAP, deferred federal income taxes reflect the net tax effect of temporary differences between the carrying amount of GAAP basis assets and liabilities and the amounts used for federal income tax purposes. The change in net deferred taxes, excluding the amount related to other comprehensive income, is a component of net income. A valuation allowance is established for deferred tax assets not expected to be realized.

SOUTHWESTERN LIFE INSURANCE COMPANY
Notes to Financial Statements (Statutory-Basis)
December 31, 2005 (in thousands)
--------------------------------------------------------------------------------

       Other significant accounting policies include the following:

       Life premiums and annuity considerations are recognized as revenue when due. On universal life-type insurance policies and annuities with life contingencies, premiums and considerations are recognized as revenue when received. Health premiums are earned ratably over the terms of the related insurance and reinsurance contracts or policies. Deposits on deposit-type contracts are recorded directly as liabilities when received.

       Realized gains and losses from sales of investments are determined using the specific identification basis. The Company performs a periodic review of its investment portfolio to determine if there has been an other-than-temporary decline in the fair value of any individual securities. The Company considers numerous factors in evaluating each security, including the length of time and the extent to which the fair value has been less than cost, the financial condition and short term prospects of the issuer and the intent and ability of the Company to retain the investment for a period of time sufficient to allow for any anticipated recovery in fair value. If the Company determines that the decline in fair value below cost is other-than-temporary, the cost basis of the investment is written down to fair value as a new cost basis and the amount of the write down is accounted for as a realized loss.

       Bonds are carried at amortized cost. Premiums and discounts on bonds are amortized or accreted to investment income using the interest method over the contractual lives of the bonds taking into consideration call provisions, or in the case of mortgage and asset backed bonds, over the estimated life of the bond based upon anticipated prepayments at the date of purchase. Prepayment assumptions for mortgage-backed and structured securities are obtained from independent financial services and are applied quarterly. Significant changes in prepayment assumptions are accounted for using the retrospective adjustment method, based upon prepayment assumptions obtained from external pricing services, which are consistent with the current interest rate and economic environment. An internal matrix is used to value non-public issues.

       Redeemable preferred stocks which have characteristics of debt securities and are rated as high quality or better, are reported at cost or amortized cost. All other redeemable preferred stocks are reported at the lower of cost, amortized cost or fair value. Non-redeemable preferred stocks are reported at fair value or lower of cost or fair value, as determined by the SVO, and the related net unrealized capital gains or losses are reported in unassigned surplus along with any adjustment for federal income taxes.

       Contract loans are reported at unpaid principal balances.

       Cash includes cash on deposit and cash equivalents, which are short-term highly liquid investments with original maturities of three months or less and are principally stated at amortized cost.

       Short-term investments include investments with remaining maturities between three months and one year at the time of acquisition and are principally stated at amortized cost.

SOUTHWESTERN LIFE INSURANCE COMPANY
Notes to Financial Statements (Statutory-Basis)
December 31, 2005 (in thousands)
--------------------------------------------------------------------------------

       Policy claims and benefits include amounts determined on individual case reported bases for reported claims and estimates of incurred but not reported claims developed on the basis of past experience. Those estimates are subject to the effects of trends in claim severity and frequency. Although considerable variability is inherent in such estimates, management believes that the reserves for unpaid claims are adequate. The estimates are continually reviewed and adjusted as necessary as experience develops or new information becomes known; such adjustments are included in current operations.

       Certain prior-year amounts in the accompanied financial statements and footnotes have been reclassified to conform with the current year presentation.

3.     FAIR VALUE OF FINANCIAL INSTRUMENTS

       The fair value of a financial instrument is the amount at which the instrument could be exchanged in a current transaction between willing parties. The fair values of investments in bonds and stocks, presented in Note 4, are based on quoted market prices, where available. For bonds and preferred stocks not actively traded, fair values are estimated using values obtained from independent pricing services, or in the case of private placements, are estimated by discounting the expected future cash flows using current market rates applicable to the coupon rate, credit, and maturity of the investments. For common stock that are not actively traded, estimated fair values are based on values of issues of comparable yield and quality.

       All other financial instruments are carried at amounts which approximate fair value, except insurance contracts, which are exempt from fair value disclosure requirements.

SOUTHWESTERN LIFE INSURANCE COMPANY
Notes to Financial Statements (Statutory-Basis)
December 31, 2005 (in thousands)
--------------------------------------------------------------------------------

4.     INVESTED ASSETS

       The following tables present the book/adjusted carrying value, gross unrealized gains and losses and estimated fair values of investments in bonds and preferred stocks at December 31, 2005 and 2004:

                                                                                      GROSS          GROSS
                                                                  BOOK/ADJUSTED     UNREALIZED     UNREALIZED         FAIR
                                                                  CARRYING VALUE      GAINS          LOSSES           VALUE
                                                                  --------------    -----------    -----------    ------------
            DECEMBER 31, 2005
              U.S. Government obligations                         $      264,620    $    11,520    $     2,547    $    273,593
              All other Governments                                       12,359          1,571              -          13,930
              States, territories, and possessions                        11,848          1,760              -          13,608
              Political subdivisions of states,
                   territories, possessions                                5,000              -             61           4,939
              Special revenue and special assessment                      17,947          2,323              -          20,270
              Public utilities                                            83,890          3,328            621          86,597
              Industrial and miscellaneous                               890,448         38,897         11,002         918,343
              Mortgage and asset-backed securities                       263,250          2,745          6,060         259,935
              Credit tenant loans                                          6,646             96              -           6,742
                                                                  --------------    -----------    -----------    ------------
                  TOTAL BONDS                                     $    1,556,008    $    62,240    $    20,291    $  1,597,957
                                                                  ==============    ===========    ===========    ============

            PREFERRED STOCKS - UNAFFILIATED                       $            -    $         -    $         -    $          -
                                                                  ==============    ===========    ===========    ============
            DECEMBER 31, 2004
              U.S. Government obligations                         $      207,929    $     6,724    $       301    $    214,352
              All other Governments                                       15,360          1,594              -          16,954
              States, territories, and possessions                        11,809          2,027              -          13,836
              Political subdivisions of states,
                   territories, possessions                                5,000              -            197           4,803
              Special revenue and special assessment                      19,192          2,749              -          21,941
              Public utilities                                            82,602          4,556            330          86,828
              Industrial and miscellaneous                               966,269         73,665          3,461       1,036,473
              Mortgage and asset-backed securities                       222,369          6,569          1,911         227,027
              Credit tenant loans                                          6,766             73              -           6,839
                                                                  --------------    -----------    -----------    ------------
                  TOTAL BONDS                                     $    1,537,296    $    97,957    $     6,200    $  1,629,053
                                                                  ==============    ===========    ===========    ============

            PREFERRED STOCKS - UNAFFILIATED                       $        1,150    $        79    $         -    $      1,229
                                                                  ==============    ===========    ===========    ============

SOUTHWESTERN LIFE INSURANCE COMPANY
Notes to Financial Statements (Statutory-Basis)
December 31, 2005 (in thousands)
--------------------------------------------------------------------------------

       The following table presents gross unrealized losses and fair values, aggregated by investment category and length of time, for securities with unrealized losses at December 31, 2005 and 2004:

                                                         LESS THAN TWELVE MONTHS    TWELVE MONTHS OR MORE           TOTAL
                                                         ------------------------   ---------------------   ---------------------
                                                                          GROSS                  GROSS                   GROSS
                                                            FAIR       UNREALIZED      FAIR    UNREALIZED     FAIR     UNREALIZED
                                                            VALUE        LOSSES        VALUE     LOSSES       VALUE      LOSSES
                                                         ------------------------   ---------------------   ---------------------
            DECEMBER 31, 2005
              U.S. Government obligations                $  100,223      $  2,270   $    3,603    $   277   $ 103,826   $   2,547
              Political subdivisions of states,
                  territories, possessions                   4 ,939            61            -          -       4,939          61
              Public utilities                               24,804           440        4,818        181      29,622         621
              Industrial and miscellaneous                  257,493         7,668       41,168      3,334     298,661      11,002
              Mortgage and asset-backed securities          114,432         4,243       35,978      1,817     150,410       6,060
                                                         ------------------------   ---------------------   ---------------------
                  TOTAL BONDS                            $  501,891      $ 14,682   $   85,567    $ 5,609   $ 587,458   $  20,291
                                                         ========================   =====================   =====================
            DECEMBER 31, 2004
              U.S. Government obligations                $   48,583      $    301   $        -    $     -   $  48,583   $     301
              Political subdivisions of states,
                  territories, possessions                        -             -        4,803        197       4,803         197
              Public utilities                               15,139           188          858        142      15,997         330
              Industrial and miscellaneous                   37,623           531       43,664      2,930      81,287       3,461
              Mortgage and asset-backed securities           54,542         1,070       16,423        841      70,965       1,911
                                                         ------------------------   ---------------------   ---------------------
                  TOTAL BONDS                            $  155,887      $  2,090   $   65,748    $ 4,110   $ 221,635   $   6,200
                                                         ========================   =====================   =====================

       At December 31, 2005, the Company held twenty-four fixed income maturity security positions, with gross unrealized losses of $5,609, that had been in an unrealized loss position for 12 months or more. Based on an evaluation by the Company (refer to Note 2 for a description of factors considered), such securities were not considered to be other-than -temporarily impaired.

       At December 31, 2005, the contractual maturities of investments in bonds are as follows:

                                                                   BOOK/ADJUSTED
                                                                   CARRYING VALUE       FAIR VALUE
                                                                   --------------      ------------
            Due in one year or less                                $       46,385      $     44,461
            Due after one year through five years                         165,180           170,737
            Due after five years through ten years                        396,234           402,199
            Due after ten years                                           684,959           720,625
            Mortgage and asset-backed securities                          263,250           259,935
                                                                   --------------      ------------
            TOTAL                                                  $    1,556,008      $  1,597,957
                                                                   ==============      ============

       Actual maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

SOUTHWESTERN LIFE INSURANCE COMPANY
Notes to Financial Statements (Statutory-Basis)
December 31, 2005 (in thousands)
--------------------------------------------------------------------------------

       Major sources and related amounts of net investment income are as follows:

                                                            2005               2004
                                                        -------------      ------------
            Bonds                                       $      96,067      $     98,347
            Preferred stocks                                       27                92
            Mortgage loans                                         93               164
            Contract loans                                      7,459             8,048
            Cash and short-term investments                       609               320
            Other invested assets                                 919               159
                                                        -------------      ------------
            GROSS INVESTMENT INCOME                           105,174           107,130
            Investment expenses                                (2,149)           (2,154)
                                                        -------------      ------------
            NET INVESTMENT INCOME                       $     103,025      $    104,976
                                                        =============      ============

       Realized gains and losses and proceeds from sales of investments in bonds, excluding calls and maturities and before transfer of certain net gains to the IMR, consist of the following:

                                                              2005            2004
                                                          -----------      ----------
            Realized gains                                $    13,929      $    2,793
            Realized losses                                    (4,005)         (2,815)
                                                          -----------      ----------
                 NET REALIZED GAINS (LOSSES)              $     9,924      $      (22)
                                                          ===========      ==========
                 PROCEEDS FROM SALES OF BONDS             $   233,189      $  101,112
                                                          ===========      ==========

       Realized capital losses included $5,069 and $734 in write downs of securities that experienced an other-than-temporary decline in value in 2005 and 2004, respectively.

       Cash and securities with carrying value of approximately $78,436 and $108,645, respectively, were deposited by the Company under requirements of regulatory authorities as of December 31, 2005 and 2004.

       The Company is a participant in the Swiss Re Money Market Fund ("SRMMF"), governed by an agreement among affiliates, whereby participants pool funds and invest primarily in highly liquid short-term investments. Each participant owns shares in the fund that are carried at a net asset value of $1 per share. Swiss Re Asset Management (Americas), Inc. ("SRAM"), an affiliated entity, is the investment manager of the account and provides related accounting services. At December 31, 2005 and 2004, the Company had $24,237 and $18,497, respectively, invested in the SRMMF.

       All-risk or multi-peril insurance coverage containing a mortgage loss payable clause in favor of the Company is required on all properties covered by mortgage loans for no less than the full insurance value.

       The maximum percentage of any one mortgage loan to the value of security at the time of the loans, exclusive of insured or guaranteed mortgages, was 75%.

SOUTHWESTERN LIFE INSURANCE COMPANY
Notes to Financial Statements (Statutory-Basis)
December 31, 2005 (in thousands)
--------------------------------------------------------------------------------

5.     LIFE PREMIUMS AND ANNUITY CONSIDERATIONS DUE AND UNCOLLECTED

       The following table reflects due and uncollected life insurance premiums and annuity considerations at December 31, 2005:

                                                         GROSS            NET OF LOADING
                                                    ---------------       --------------
            Ordinary life (new business)            $            20       $           19
            Ordinary life (renewal business)                  7,710               10,856
                                                    ---------------       --------------
            TOTAL                                   $         7,730       $       10,875
                                                    ===============       ==============

6.     AGGREGATE RESERVES FOR LIFE AND ACCIDENT AND HEALTH POLICIES AND
       CONTRACTS

       Reserves for life policies are generally computed on the net level premium, Commissioners' Reserve Valuation Method; while reserves for accident and health contracts are generally computed on the two-year preliminary term method. The reserves are based on statutory mortality, morbidity and interest assumptions without consideration of withdrawals, except for annuities, which do anticipate lapse and withdrawal activity. Accident and health reserves are generally calculated at interest rates ranging from 2.5% to 6.0% using the 1964 Commissioners' Disability Table. Life policy reserves are principally determined by using the 1941, 1958 and 1980 Commissioners' Standard Ordinary Mortality tables with valuation interest rates ranging from 2.5% to 6.0%. Reserves for individual and group annuity contracts are based principally on 1971 and 1983 Individual and Group Annuity Mortality tables with assumed interest rates ranging from 2.5% to 13.25%.

       Policy reserves for deferred annuity contracts are calculated using the Commissioner's Annuity Reserve Valuation Method with interest rates ranging from 3.5% to 10.0%. Tabular interest, tabular less actual reserves released and tabular cost have been determined by formula. The tabular interest on funds not involving life contingencies has been calculated as the product of the valuation rate of interest times the average daily outstanding deposit fund liability. Reserves for all other annuity and supplementary contracts are calculated using various mortality tables and interest rates ranging from 2.5% to 13.25%.

       The Company waives deduction of deferred fractional premiums upon deaths of insured and returns any portion of the final premium beyond the date of death. A reserve is held where a surrender value is promised in excess of the legally computed reserves, if any.

       Extra premiums are charged for policies covering substandard lives. Mean reserves for substandard policies with flat extra charges are determined by computing the regular mean reserve and adding one-half (1/2) of the extra premium charge for the year. Mean reserves for table related substandard policies are based on appropriate multiples of standard rates of mortality.

       At December 31, 2005, the Company had $904,000 of insurance inforce, for which the maximum gross premiums were less than the net premiums according to the standard of valuation set by the Department. Premium deficiency reserves for the above insurance totaled $10,000. The Company does not utilize anticipated investment income as a factor in the premium deficiency calculation.

SOUTHWESTERN LIFE INSURANCE COMPANY
Notes to Financial Statements (Statutory-Basis)
December 31, 2005 (in thousands)
--------------------------------------------------------------------------------

       The following table reflects withdrawal characteristics of annuity reserves and deposit fund liabilities at December 31, 2005:

                                                                                    AMOUNT        % OF TOTAL
                                                                                 ------------     -----------
            Subject to discretionary withdrawal - with adjustment:
                 - with market value adjustment                                  $     12,126            3.5%
                 - at book value less surrender charge of 5% or more                    8,216            2.4%
                 - at fair value                                                        5,385            1.6%
                                                                                 ------------     -----------
                      SUBTOTAL                                                         25,727            7.5%
                                                                                 ------------     -----------
            Subject to discretionary withdrawal - without adjustment:
                 - at book value (minimal or no charge or adjustment)                 226,354           66.0%
            Not subject to discretionary withdrawal                                    91,077           26.5%
                                                                                 ------------     -----------
                      TOTAL (GROSS)                                                   343,158          100.0%
            Reinsurance ceded                                                         205,760     ===========
                                                                                 ------------
                      NET ANNUITY RESERVES AND DEPOSIT FUND LIABILITIES          $    137,398
                                                                                 ============

7.     FEDERAL INCOME TAXES

       The components of the net deferred tax asset ("DTA") are as follows:

                                                                             DECEMBER 31,
                                                                    -----------------------------
                                                                        2005              2004
                                                                    ------------      -----------
            Total of gross DTAs                                     $     65,979      $    71,444
            Total of deferred tax liabilities ("DTL")                     (4,487)          (4,198)
                                                                    ------------      -----------
                 NET DTA                                                  61,492           67,246
            Non-admitted DTA                                             (57,417)         (62,941)
                                                                    ------------      -----------
                 NET ADMITTED DTA                                   $      4,075      $     4,305
                                                                    ============      ===========
            Decrease in non-admitted DTA                            $     (5,524)     $    (1,302)
                                                                    ============      ===========

       At December 31, 2005, the Company had a balance of $1,188 in the policyholder surplus account ("PSA") for which a deferred tax liability has not been recorded. The American Jobs Creation Act of 2004 suspended taxation of distributions from the PSA for taxable years 2005 and 2006.

       Current income tax incurred consists of the following components:

                                                                    YEAR ENDED DECEMBER 31,
                                                                  ---------------------------
                                                                     2005            2004
                                                                  -----------    ------------
            Current year expense                                  $    11,998    $     11,517
            Prior year return to provision adjustment                     886           3,571
                                                                  -----------    ------------
            Federal income taxes incurred                         $    12,884    $     15,088
                                                                  ===========    ============

SOUTHWESTERN LIFE INSURANCE COMPANY
Notes to Financial Statements (Statutory-Basis)
December 31, 2005 (in thousands)
--------------------------------------------------------------------------------

       The components of DTAs and DTLs and changes therein are as follows:

                                                                           DECEMBER 31,
                                                                   ---------------------------
                                                                      2005             2004            CHANGE
                                                                   ----------       ----------       ----------
            DTAs resulting from book/tax differences in:
                 Aggregate reserves and contract liabilities       $   39,674       $   39,211       $      463
                 Deferred acquisition costs                            17,711           17,812             (101)
                 Invested assets                                        4,697            8,637           (3,940)
                 Other                                                  3,897            5,178           (1,281)
                 Net capital loss carryforward                              -              606             (606)
                                                                   ----------       ----------       ----------
                      Total DTA                                        65,979           71,444           (5,465)
                      DTA non-admitted                                (57,417)         (62,941)           5,524
                                                                   ----------       ----------       ----------
                      DTA admitted                                      8,562            8,503               59

            DTLs resulting from book/tax differences in:
                 Premiums deferred and uncollected                     (3,806)          (4,198)             392
                 Other                                                   (681)               -             (681)
                                                                   ----------       ----------       ----------
                      Total DTL                                        (4,487)          (4,198)            (289)
                                                                   ----------       ----------       ----------
                      Net admitted DTA                             $    4,075       $    4,305       $     (230)
                                                                   ==========       ==========       ==========

       The change in net deferred income tax is comprised of the following:

                                                                           DECEMBER 31,
                                                                   ---------------------------
                                                                      2005             2004            Change
                                                                   ---------        ----------       ----------
            Total DTAs                                            $   65,979        $   71,444       $   (5,465)
            Total DTLs                                                (4,487)           (4,198)            (289)
                                                                  ----------        ----------       ----------
            Net DTA                                               $   61,492        $   67,246           (5,754)
                                                                  ==========        ==========
            Tax effect of unrealized gains/(losses)                                                       1,108
                                                                                                     ----------
            Change in net deferred income tax (charge)/benefit                                       $   (4,646)
                                                                                                     ==========

       Total statutory income taxes differ from the amount that would be obtained by applying the statutory federal income tax rate of 35% to net gain (loss) from operations and capital gains/(loss). Among the more significant book to tax adjustments are the following:

                                                                                                   EFFECTIVE
                                                                     AMOUNT        TAX EFFECT      TAX RATE
                                                                   ---------       ----------      ---------
            Net gain from operations                               $  41,733       $   14,607
            Realized capital gains                                     7,765            2,718
                                                                   ---------       ----------
                                                                      49,498           17,325          35.0%
            Dividends received deduction                                  (1)               -           0.0%
                                                                                         (158)
            Amortization of IMR                                         (449)                          -0.3%
                                                                                                        0.7%
            Changes in surplus                                         1,045              365
            Prior period return to provision adjustments                 (17)              (6)          0.0%
            Other                                                         11                4           0.0%
                                                                   ---------       ----------      ---------
            Total                                                  $  50,087       $   17,530          35.4%
                                                                   =========       ==========      =========
            Federal income taxes incurred                                          $   12,884          26.0%
            Change in net deferred income taxes                                         4,646           9.4%
                                                                                   ----------      ---------
            Total statutory income taxes                                           $   17,530          35.4%
                                                                                   ==========      =========

SOUTHWESTERN LIFE INSURANCE COMPANY
Notes to Financial Statements (Statutory-Basis)
December 31, 2005 (in thousands)
--------------------------------------------------------------------------------

       At December 31, 2005, the Company had no unused loss carryforwards.

       The amount of federal income taxes incurred and available for recoupment in the event of future net losses is:

            2005                  $ 11,998
            2004                  $ 12,403
            2003                  $ 11,172

       Effective April 1, 2004, the Company is included in a consolidated federal life insurance company income tax return filed by the Company's Parent. Companies included in the consolidated return are as follows:

          Swiss Re Life & Health America Inc.
          Reassure America Life Insurance Company (for the period beginning April 1, 2004)
          Southwestern Life Insurance Company (for the period beginning April 1,
          2004)
          Valley Forge Life Insurance Company (for the period beginning May 1,
          2004)
          Aldgate Reinsurance Company, Ltd.
          Atlantic International Reinsurance Company, Ltd. (from the date of its contribution to the Parent on December 21, 2005)

       The method of allocation among the companies is subject to a written agreement approved by the Board of Directors. Allocation is based upon separate return calculations with credit for net losses utilizable on a separate company basis or in consolidation. Intercompany balances are settled annually. At December 31, 2005 and 2004, the Company had a payable to its Parent under the agreement of $11,998 and $9,128, respectively.

8.     CAPITAL AND SURPLUS

       Life and health insurance companies are subject to certain risk-based capital ("RBC") requirements as specified by the NAIC. Under these requirements, the amount of capital and surplus maintained by a life and health insurance company is to be determined based on the various risk factors related to it. At December 31, 2005, the Company exceeds the minimum RBC requirements.

       Under Texas insurance regulations, the Company is limited in the amount of dividends it may pay its shareholders. Under Texas insurance regulations, the maximum dividend generally permitted is the greater of the prior year's statutory-basis net income or ten percent of the prior year's statutory-based capital and surplus. Extraordinary dividends above these general statutory limitations may be paid with the prior approval of the Department.

       In April 2005, after receiving approval from the Department, the Company paid a cash dividend of $28,100 to its Parent.

       On May 9, 2006, the Company received approval to pay a dividend in the amount of $27,300, which was paid on May 19, 2006 (see Note 15).

SOUTHWESTERN LIFE INSURANCE COMPANY
Notes to Financial Statements (Statutory-Basis)
December 31, 2005 (in thousands)
--------------------------------------------------------------------------------

       The unassigned surplus at December 31, 2005 is represented or reduced by each of the following items:

            Unrealized gains                                               $     126
            Non-admitted asset values                                      $ (60,111)
            Asset valuation reserves                                       $  (9,878)
            Reinsurance in unauthorized companies                          $    (223)

9.     REINSURANCE

       In the normal course of business, the Company cedes risk that exceeds their retention limits to reinsurers. The Company's retention limits were $500 in 2005. The contracts for insurance ceded do not relieve the Company of its obligations to policyholders.

       Amounts deducted for cessions to affiliated and non-affiliated companies as of December 31, 2005 and 2004 were as follows:

                                                                                           NON-
            DECEMBER 31, 2005                                            AFFILIATED     AFFILIATED       TOTAL
            -----------------                                            ----------     ----------      --------
            Premiums and annuity considerations                           $  6,046       $ 25,458       $ 31,504
            Aggregate reserves and contract claims liabilities               5,055        244,225        249,280
            Policy and contract claim receivables                              748         11,778         12,526

            DECEMBER 31, 2004
            -----------------
            Premiums and annuity considerations                           $  6,177       $ 25,000       $ 31,177
            Aggregate reserves and contract claims liabilities               6,509        300,550        307,059
            Policy and contract claim receivables                            3,759          9,503         13,262

       Reflected in the table above, are the results of the Company's reinsurance agreement with RGA Reinsurance Company ("RGA"), a non-affiliated entity, to which the Company cedes deferred annuity business. During 2005 and 2004, the Company had reinsurance recoverables of $5,098 and $5,519, respectively, and ceded reserves to RGA of $213,727 for 2005 in comparison to $271,260 in 2004. The Company believes that these amounts are recoverable.

10.    RELATED PARTY TRANSACTIONS

       See Note 9 for disclosures regarding Company's reinsurance activities with affiliates.

       The Company had net amounts due to affiliates of $469 and $695 at December 31, 2005 and 2004, respectively. Settlements take place quarterly.

       SRAM provides the Company investment management and investment accounting services. SRAM manages the Company's portfolio of investments on behalf of, at the direction of and within the parameters established by the Company. The Company pays SRAM a fee for services based upon the fair value of the securities in the Company's portfolio. Fees are payable quarterly in advance and amounted to $2,094 and $2,107 in 2005 and 2004, respectively.

SOUTHWESTERN LIFE INSURANCE COMPANY
Notes to Financial Statements (Statutory-Basis)
December 31, 2005 (in thousands)
--------------------------------------------------------------------------------

11.    COMMITMENTS AND CONTINGENCIES

       In February 2004, a jury in Macon County Circuit Court in Tuskegee, Alabama found the Company vicariously liable for the alleged theft of approximately $5 by a former marketing representative of the Company. The jury awarded damages against the Company of $810,000 consisting of $10,000 of compensatory damages and $800,000 of punitive damages. Under applicable law, the maximum amount of the award that may be entered in respect of this verdict is $40,000. Notwithstanding this limitation, the Company challenged these awards and settled on terms acceptable to the Company and within the legal contingency accrual established. The settlement was not material to the financial position of the Company.

       On September 7, 2000, a Class Action Petition and Jury Demand was filed against the Company in the Jasper County District Court near Houston, Texas. The Petition sought declaratory relief and compensatory and punitive damages for the plaintiff, and all others similarly situated, for alleged breach of contract, fraudulent sales practices and alleged violations of the Texas Deceptive Trade Practices Act in connection with the sale and performance of the Company's "Vision 25" universal life insurance product. On November 11, 2002, the Court approved the creation of a settlement class and the implementation of a settlement covering all interest-sensitive whole life or universal life insurance policies issued, assumed or acquired by the Company between January 1, 1982 and the present. Final administration of this settlement was completed in the second quarter of 2004. As of December 31, 2005, the Company has a remaining legal fee accrual related to this litigation of $399.

       The Company has leases for office space that expire at various times through December 31, 2008. Total rent expense was $621 and $1,159 for 2005 and 2004, respectively.

       The future minimum rental payments, net of sublease commitments, for these leases through the end of the lease terms are as follows:

            2006                                        746
            2007                                        746
            2008                                        102
                                                  ---------
            TOTAL MINIMUM PAYMENTS                $   1,594
                                                  =========

       Effective December 1, 2003, the Company entered into an administrative agreement with a vendor to provide policyholder administrative services for the Company's inforce policies. Subject to certain termination provisions, the agreement is for a ten year period.

12.    EMPLOYEE BENEFIT PLANS

       In 1978, the Company established a Post-Retirement Death Benefit Plan for certain key officers of the Company. This plan was closed to new additions in 1987. The Company is the owner and beneficiary of all policies. As of December 31, 2005 and 2004, the cash value of these policies were $1,504 and $1,491, respectively, and was recorded in other admitted assets.

       The Company has a deferred compensation plan for agents whereby agents can defer commissions and certain other payments. At December 31, 2005 and 2004, the liability for this plan was $126 and $178, respectively, and was recorded in other liabilities.

SOUTHWESTERN LIFE INSURANCE COMPANY
Notes to Financial Statements (Statutory-Basis)
December 31, 2005 (in thousands)
--------------------------------------------------------------------------------

       Retirement and Profit Sharing Plan

       Prior to its acquisition, the Company had no direct employees but was party to a management and services agreement with Southwestern Financial Services Corporation ("SFSC"), an affiliated entity. Eligible employees of SFSC could elect to participate in Southwestern Life Holdings Inc.'s defined contribution 401(k) retirement plan ("SWL Holdings Plan"). Employees were eligible to participate in the plan after six months of employment in which they were credited with at least 500 hours of service. Participants could contribute from 1% to 15% of pre-tax compensation and/or from 1% to 10% of after tax compensation. Each pay period, the Company matched 50% of participants' pre-tax contributions up to 6% of the participants' compensation. If approved by the board of directors, the Company could make a discretionary profit sharing contribution annually on behalf of employees eligible to participate in the plan based on their compensation for the prior plan year. Employee contributions were fully vested at all times. The employer matching contributions made for employees who participated in the SWL Holdings Plan prior to January 1, 1998 vested at the rate of 50% per calendar year of service. The employer matching contributions made for all other participants and the employer discretionary contribution vested at the rate of 20% per year of service. All participants were fully vested at death, disability or attainment of age 65. The assets of each account were invested at the direction of the participant. Eleven funds with various investment objectives were available to the participants. Distributions were normally made in a lump sum. Participants of the SWL Holdings Plan prior to January 1, 1998 could elect to receive an annuity in various forms of payment.

       In connection with its acquisition, all employees of SFSC were terminated by August 31, 2001. The SWL Holdings Plan is an inactive plan and the Company has no financial obligation. The Company continues to administer the SWL Holding Plan. The Company did not incur any expenses related to this plan in the years ended December 31, 2005 and 2004, respectively.

       Postretirement Plan

       Employees of SFSC were eligible for postretirement life insurance and medical coverage on themselves and their covered dependents if they retired at age 55 or later with 10 years or more of service. Employees and agents of the Company who retired before January 1, 1988, their dependents and surviving spouses also have these benefits. Retirees over age 65 may elect either a Medicare exclusion plan requiring premium payments or reduce coverage under a Medicare carve-out plan with no premiums. The expected cost of providing these benefits is recognized as expense as retired employees incur claims and, prior to the termination of all employees, as active employees met age requirements. Effective October 1, 2000, the Company closed new enrollment under the plan and the plan is only open to employees who were eligible as of October 1, 2000.

       The Company continues to administer the post-retirement plan. The postretirement benefit liability was calculated assuming a discount rate of 6.0% and an annual trend rate in health care inflation of 10.0% in 2005 grading down to 5.5% to the year 2013.

SOUTHWESTERN LIFE INSURANCE COMPANY
Notes to Financial Statements (Statutory-Basis)
December 31, 2005 (in thousands)
--------------------------------------------------------------------------------

       The components of the accumulated post-retirement benefit obligation for active not eligible employees, current retirees and fully eligible or vested employees as of December 31, 2005 and 2004 (based on a September 30 measurement date) allocated to the Company were as follows:

                                                                                   2005          2004
                                                                                ---------     ----------
            Accumulated benefit obligation                                      $  11,721     $   13,174
            Less plan assets at fair value                                              -              -
                                                                                ---------     ----------
            Accumulated benefit obligation in excess of plan assets                11,721         13,174
            Unrecognized net loss                                                       -              -
            Unrecognized transition obligation                                     (6,735)        (8,126)
            4th quarter 2004 contributions                                           (359)          (403)
                                                                                ---------     ----------
            Postretirement benefit liability included in other liabilities      $   4,627     $    4,645
                                                                                =========     ==========

       In determining its expense for post-retirement benefits for the year ended December 31, 2005, the Company has assumed a discount rate of 6.0%, average salary growth of 0.0% and medical expenses of 10.0% grading down to 5.5% to the year 2013. The effect of a 1% increase in the medical expense trend would be $1,044 on the Company's expected benefit obligation and would not be material for the year ended December 31, 2005.

13.    PARTICIPATING POLICIES

       As of December 31, 2005, the Company had approximately 0.5% of participating policies inforce. Dividends are accounted for on the policy anniversary. A liability is established for dividends anticipated to be paid in the subsequent calendar year. As of December 31, 2005 and 2004, respectively, the Company incurred $1,776 and $1,813 in dividend expense. The Company did not allocate any additional income to participating policyholders during these years.

14.    SEPARATE ACCOUNTS

       Separate accounts held by the Company primarily represents group flexible premium variable annuity contracts. The contracts are intended to be used as tax sheltered annuities in retirement programs that satisfy the requirements of section 403(b) of the Internal Revenue Code. The assets of these accounts are carried at market value. All separate accounts are included in non-indexed guarantee less than or equal to 4%.

SOUTHWESTERN LIFE INSURANCE COMPANY
Notes to Financial Statements (Statutory-Basis)
December 31, 2005 (in thousands)
--------------------------------------------------------------------------------

       Information regarding the separate accounts of the Company as of and for the year ended December 31, 2005, is as follows:

                                                                     NON-INDEXED
                                                                    GUARANTEE LESS
                                                                   THAN/EQUAL TO 4%
                                                                   ----------------
            Premiums, considerations or deposits for the
                 year ended December 31, 2005                      $              4

            For accounts with assets at:
                 Market value                                                 5,408
                                                                   ----------------
                      Total reserves                                          5,408
                                                                   ----------------

            By withdrawal characteristics subject to discretion:
                 At market value                                              5,385
                                                                   ----------------
                 Subtotal                                                     5,385
            Not subject to discretionary withdrawal:                             23
                                                                   ----------------
                 TOTAL                                             $          5,408
                                                                   ----------------

       A reconciliation of the amounts transferred to and from the separate accounts is presented below:

                                                                                   2005          2004
                                                                                ---------     ----------
            Transfers as reported in the Statement of Operations
            of the Separate Accounts Annual Statement:
                 Transfers to separate accounts                                 $       4     $        4
                 Transfers from separate accounts                                     361            591
                                                                                ---------     ----------
                 Net transfers to (from) separate accounts                           (357)          (587)
            Reconciling adjustments:
                 Mortality and expense risk factor adjustments                         (5)           (61)
                                                                                ---------     ----------
                 Transfers as reported in Statement of Operations               $    (362)    $     (648)
                                                                                =========     ==========

15.    SUBSEQUENT EVENT

       On April 14, 2006, the Company's Board of Directors declared a dividend and filed for regulatory approval for payment of such dividend with the Department. On May 9, 2006 the Department approved the payment of $27,300 from the Company to its Parent. The Company paid such dividend on May 19, 2006.

SOUTHWESTERN LIFE INSURANCE COMPANY
Supplemental Schedule of Selected Statutory-Basis Financial Data
December 31, 2005 (in thousands)
--------------------------------------------------------------------------------

INVESTMENT INCOME EARNED

   Government bonds                                                $        15,558
   Other bonds (unaffiliated)                                               80,509
   Preferred stocks (unaffiliated)                                              27
   Mortgage loans                                                               93
   Premium notes, contract loans and liens                                   7,459
   Short-term investments                                                      609
   Other invested assets                                                       193
   Aggregate write-ins for investment income                                   726
                                                                    ---------------
GROSS INVESTMENT INCOME                                            $       105,174
                                                                   ===============
MORTGAGE LOANS - BOOK VALUE
   Commercial mortgages (book value, in good standing)             $         1,601
                                                                   ---------------
TOTAL MORTGAGE LOANS                                               $         1,601
                                                                   ===============
MORTGAGE LOANS BY STANDING - BOOK VALUE
   Good standing                                                   $             -
   Good standing with restructured terms                                     1,601
   Interest overdue more than three months, not in foreclosure                   -
   Foreclosure in process                                                        -
Other long term assets - statement value                           $         9,768
BONDS AND SHORT-TERM INVESTMENTS BY CLASS AND MATURITY
Bonds by maturity (book adjusted carrying value)
   Due within one year or less                                     $       107,289
   Over one year through five years                                        292,679
   Over five years through ten years                                       533,236
   Over ten years through twenty years                                     388,085
   Over twenty years                                                       258,956
                                                                   ---------------
TOTAL BY MATURITY                                                  $     1,580,245
                                                                   ===============
BONDS BY CLASS (BOOK ADJUSTED CARRYING VALUE)
   Class 1                                                         $     1,203,723
   Class 2                                                                 313,619
   Class 3                                                                  48,284
   Class 4                                                                  12,375
   Class 5                                                                   1,143
   Class 6                                                                   1,101
                                                                   ---------------
TOTAL BY CLASS                                                     $     1,580,245
                                                                   ===============
      Total bonds publicly traded                                  $     1,345,244
      Total bonds privately placed                                 $       235,000
Preferred stocks - statement value                                 $             -
Common stocks - market value                                       $             -
Short-term investments - book value                                $        24,237

SOUTHWESTERN LIFE INSURANCE COMPANY
Supplemental Schedule of Selected Statutory-Basis Financial Data
December 31, 2005 (in thousands)
--------------------------------------------------------------------------------

LIFE INSURANCE IN FORCE
   Ordinary                                                                  $   10,371,482
   Group life                                                                         3,632
AMOUNT OF ACCIDENTAL DEATH INSURANCE IN FORCE UNDER ORDINARY POLICIES        $      814,875

LIFE INSURANCE POLICIES WITH DISABILITY PROVISIONS IN FORCE
   Ordinary                                                                  $    1,943,793
   Group life                                                                           218

SUPPLEMENTAL CONTRACTS IN FORCE
   Ordinary - not involving life contingencies - income payable              $        9,991
   Ordinary - not involving life contingencies - amount on deposit                    4,690
   Group - not involving life contingencies - income payable                            246

   Ordinary - involving life contingencies - income payable                          29,741
   Group - involving life contingencies - income payable                              5,163

ANNUITIES (ORDINARY)
   Immediate - amount of income payable                                      $        2,547
   Deferred - fully paid account balance                                                 84
   Deferred - not fully paid account balance                                          2,210
   Group - Amount of income payable                                                   2,389
   Group - fully paid account balance                                                 1,863
   Group - not fully paid account balance                                                 -

ACCIDENT AND HEALTH INSURANCE - PREMIUMS IN FORCE
   Ordinary                                                                  $        4,606
   Group                                                                                  -

DEPOSIT FUNDS AND DIVIDEND ACCUMULATIONS
   Deposit funds - account balance                                           $       39,049
   Dividend accumulations - account balance                                          13,660

SOUTHWESTERN LIFE INSURANCE COMPANY
Supplemental Schedule of Investment Risks Interrogatories
December 31, 2005 (in thousands)
--------------------------------------------------------------------------------

     1. The Company's total admitted assets, excluding separate accounts, as reported on page two of the Company's Annual Statement for the year ended December 31, 2005, were $1,753,049.

     2. The ten largest exposures to a single issuer/borrower/investment, by investment category, excluding: (i) U.S. government, U.S. government agency securities and those U.S. government money market funds listed in the Appendix to the SVO Purposes and Procedures Manual as exempt,
         (ii) property occupied by the Company, and (iii) contract loans, at December 31, 2005 are as follows:

                                                                        PERCENTAGE OF TOTAL
              INVESTMENT CATEGORY                      AMOUNT             ADMITTED ASSETS
              -------------------                     --------          -------------------
              General Motors                          $ 20,714                         1.2%
              CNA Financial Corp                        16,385                         0.9%
              Conocophillips                            15,073                         0.9%
              Ford Motor Company                        14,977                         0.9%
              Wells Fargo & Co.                         14,963                         0.9%
              Centel Cap                                14,364                         0.8%
              General Electric                          14,053                         0.8%
              SBC Communications                        12,034                         0.7%
              Bank of America                           11,973                         0.7%
              Citigroup                                 11,691                         0.7%

     3. The amounts and percentages of the Company's total admitted assets held in bonds, short-term investments and preferred stocks, by NAIC rating, at December 31, 2005, are as follows:

              BONDS                                           PREFERRED STOCK
              NAIC-1            $ 1,203,723       68.7%       P/RP-1           $  -    0.0%
              NAIC-2                313,618       17.9%       P/RP-2              -    0.0%
              NAIC-3                 48,283        2.8%       P/RP-3              -    0.0%
              NAIC-4                 12,375        0.7%       P/RP-4              -    0.0%
              NAIC-5                  1,143        0.1%       P/RP-5              -    0.0%
              NAIC-6                  1,101        0.1%       P/RP-6              -    0.0%

     4. Assets held in foreign investments are greater than 2.5% of the Company's total admitted assets. Total admitted assets held in foreign investments are $135,350, 7.7% of total admitted assets.

SOUTHWESTERN LIFE INSURANCE COMPANY
Supplemental Schedule of Investment Risks Interrogatories
December 31, 2005 (in thousands)
--------------------------------------------------------------------------------

     5. The aggregate foreign currency exposure categorized by the country's NAIC sovereign ratings is as follows:

                                                                         PERCENTAGE OF TOTAL
                                                         AMOUNT            ADMITTED ASSETS
                                                       ---------         -------------------
              Countries rated NAIC-1                   $ 109,127                        6.2%
              Countries rated NAIC-2                      21,193                        1.2%
              Countries rated NAIC-3 or below              5,030                        0.3%
                                                       ---------         -------------------
                                                       $ 135,350                        7.7%
                                                       =========         ===================

     6. The two largest foreign currency exposures to a single country, categorized by the country's NAIC sovereign rating is as follows:

                                                             Amount             Percentage
                                                            --------            ----------
              Countries rated NAIC-1
              United Kingdom                                $ 31,864                  1.8%
              France                                          12,700                  0.7%

              Countries rated NAIC-2
              Mexico                                        $ 16,839                  1.0%
              South Africa                                     4,354                  0.2%

              Countries rated NAIC-3 or below
              Supra National                                $  5,030                  0.3%

  7.-9.  The Company has no unhedged foreign currency exposure.

    10.  The ten largest non-sovereign foreign issues by NAIC rating:

                                                                            PERCENTAGE OF
                                                                           TOTAL ADMITTED
              INVESTMENT CATEGORY                           AMOUNT             ASSETS
              ------------------------------              ---------        --------------
              Bertlsmann US Finance Inc.                  $  10,000                  0.6%
              Nationwide Building Soc.                        9,958                  0.6%
              Barclays Bank                                   6,000                  0.3%
              HBOS PLC                                        6,000                  0.3%
              ST George Bank LTD                              5,127                  0.3%
              Singapore Telecom                               5,122                  0.3%
              Corporacion Andina de Fomento                   5,030                  0.3%
              Vivendi Environment                             5,000                  0.3%
              Casino Guichard-Perrachon SR N                  5,000                  0.3%
              RAS Laffan LNG II                               5,000                  0.3%

    11. Assets held in Canadian investments are greater than 2.5% of the Company's total admitted assets. Total admitted assets held in Canadian investments are $54,652, 3.1% of total admitted assets.

SOUTHWESTERN LIFE INSURANCE COMPANY
Supplemental Schedule of Investment Risks Interrogatories
December 31, 2005 (in thousands)
--------------------------------------------------------------------------------

    12. Assets held in investments with contractual sales restrictions are less than 2.5% of the Company's total admitted assets.

    13. Assets held in equity interests are less than 2.5% of the Company's total admitted assets.

    14. Assets held in nonaffiliated, privately placed equities are less than 2.5% of the Company's total admitted assets.

    15. Assets held in general partnership interest are less than 2.5% of the Company's total admitted assets.

16.-17. Mortgage loans reported in Schedule B are less than 2.5% of the Company's total admitted assets.

    18. Assets held in real estate are less than 2.5% of the Company's total admitted assets.

    19. The Company has no assets subject to securities lending, repurchase agreements, reverse repurchase agreements, dollar repurchase agreements or dollar reverse repurchase agreements.

    20. The Company has no warrants not attached to other financial instruments, options, caps, or floors.

    21.  The Company has no potential exposure for collars, swaps, or forwards.

    22.  The Company has no potential exposure for futures contracts.

SOUTHWESTERN LIFE INSURANCE COMPANY
Summary Investment Schedule
December 31, 2005
--------------------------------------------------------------------------------

                                                                                                 ADMITTED ASSETS AS
                                                                         GROSS INVESTMENT      REPORTED IN THE ANNUAL
                                                                             HOLDINGS*                STATEMENT
                                                                       --------------------    ----------------------
                                                                           AMOUNT      %           AMOUNT       %
                                                                       --------------------    ----------------------
Investment Categories:

U.S. Treasury securities                                               $    95,838     5.6%     $    95,838     5.6%
U.S. Government agency and corporate obligations (including
Canada, excluding mortgage-backed securities):
   Issued by U.S. Government agencies                                       21,308     1.2%          21,308     1.2%
   Issued by U.S. Government sponsored agencies                            162,403     9.5%         162,403     9.5%
Foreign government                                                          28,886     1.7%          28,886     1.7%
Securities issued by states, territories, and possessions and political subdivisions in the U.S.:
   Political subdivisions of states, territories and possessions             5,000     0.3%           5,000     0.3%
   Revenue and assessment obligations                                       11,171     0.7%          11,171     0.7%
Mortgage-backed securities (includes residential and commercial MBS):
   Pass-through securities:
      Guaranteed by GNMA                                                     8,701     0.5%           8,701     0.5%
      Issued by FNMA and FHLMC                                              75,755     4.4%          75,755     4.4%
   CMO's and REMICs:
      All other privately issued                                            30,409     1.8%          30,409     1.8%
      Issued by FNMA and FHLMC                                             133,456     7.8%         133,456     7.8%

Other debt and other fixed income securities (excluding short term):
   Unaffiliated domestic securities                                        821,965    48.1%         821,965    48.1%
   Unaffiliated foreign securities                                         161,116     9.4%         161,116     9.4%
Mortgage loans:
   Commercial loans                                                          1,601     0.1%           1,601     0.1%
Contract loans                                                             113,544     6.7%         113,544     6.7%
Cash and short-term investments                                             24,041     1.4%          24,041     1.4%
Receivables for securities                                                   3,282     0.2%           3,282     0.2%
Other invested assets                                                        9,768     0.6%           9,768     0.6%
                                                                       --------------------     --------------------
      TOTAL INVESTED ASSETS                                            $ 1,708,244   100.0%     $ 1,708,244   100.0%
                                                                       ====================     ====================

    * Gross Investment Holdings are valued in compliance with NAIC Accounting Practices and Procedures Manual.

SOUTHWESTERN LIFE INSURANCE COMPANY
Note to Supplemental Schedule of Selected Statutory-Basis Financial Data December 31, 2005
--------------------------------------------------------------------------------

NOTE - BASIS OF PRESENTATION

The accompanying schedules and interrogatories present selected statutory-basis financial data as of December 31, 2005 and for the year then ended for purposes of complying with paragraph 9 of the Annual Audited Financial Reports in the Annual Audited Report section of the National Association of Insurance Commissioners' Annual Statement Instructions and the National Association of Insurance Commissioners' Accounting Practices and Procedures Manual and agrees to or is included in the amounts reported in the Company's 2005 Statutory Annual Statement as filed with the Texas Department of Insurance.

                    PROFORMA FINANCIAL STATEMENTS (UNAUDITED)

Valley Forge Life Insurance Company (`VFL', the `Company') is a wholly-owned subsidiary of Swiss Re Life & Health America Inc. (`SRLHA'), a U.S. life and health reinsurance company domiciled in the State of Connecticut. VFL was acquired by SRLHA on April 30, 2004 pursuant to SRLHA's acquisition of CNA Financial Corporation's individual life and annuity business.

Southwestern Life Insurance Company (`Southwestern') is a Texas domiciled insurance company, and is a wholly-owned subsidiary of SRLHA. Southwestern was acquired by SRLHA on June 30, 2001, and SRLHA now plans to merge the operations of Southwestern into VFL on or before December 28, 2006. SRLHA is a wholly-owned indirect subsidiary of the Swiss Reinsurance Company (`Swiss Re'), Zurich, Switzerland.

The following unaudited, statutory-basis proforma financial statements give effect to the merger of Southwestern into VFL. These unaudited proforma financial statements should be read in conjunction with the audited financial statements and notes for the year ended December 31, 2005, for both Southwestern and VFL. The unaudited proforma statement combines the results of operations for the year ended December 31, 2005 as if the merger occurred on January 1, 2005. The unaudited proforma statement of income is not necessarily indicative nor is it intended to be indicative of future operating results of the merged companies.

                       VALLEY FORGE LIFE INSURANCE COMPANY

                  UNAUDITED PROFORMA STATEMENT OF NET ADMITTED
                ASSETS, LIABILITIES AND SURPLUS--STATUTORY BASIS

                             AS OF DECEMBER 31, 2005
                                 (In Thousands)


                                                                    Merger
                                             VFL    Southwestern  Adjustments    Combined
                                          ---------- ----------   -----------   ----------
ADMITTED ASSETS
Bonds.................................... $2,340,615 $1,556,008   $      --     $3,896,623
Other invested assets....................    122,954    152,236          --        275,190
                                          ---------- ----------   ---------     ----------
   Total invested assets.................  2,463,569  1,708,244          --      4,171,813
Other assets.............................     79,383     44,805          --        124,188
Separate Accounts Assets.................    451,640      5,459          --        457,099
                                          ---------- ----------   ---------     ----------
   TOTAL................................. $2,994,592 $1,758,508          --     $4,753,100
                                          ========== ==========   =========     ==========
LIABILITIES AND CAPITAL AND SURPLUS
LIABILITIES:
Life and Health reserves................. $1,052,642 $1,448,349   $      --     $2,500,991
Deposit type contracts...................     89,830     62,977          --        152,807
Other policy and contract liabilities....     45,421     19,853          --         65,274
                                          ---------- ----------   ---------     ----------
   Total policy and contract liabilities.  1,187,893  1,531,179          --      2,719,072
Funds held under reinsurance treaties....    841,508         --                    841,508
Other liabilities........................    144,486     54,502          --        198,988
Separate Accounts Liabilities............    451,640      5,459          --        457,099
                                          ---------- ----------   ---------     ----------
   Total liabilities.....................  2,625,527  1,591,140          --      4,216,667
CAPITAL AND SURPLUS:
Common stock.............................      2,500      3,000      (3,000) (a)     2,500
Paid-in surplus..........................    261,626    111,032       3,000  (a)   375,658
Unassigned surplus.......................    104,939     53,337                    158,276
                                          ---------- ----------   ---------     ----------
   Total capital and surplus.............    369,065    167,369          --        536,434
                                          ---------- ----------   ---------     ----------
   TOTAL................................. $2,994,592 $1,758,508          --     $4,753,100
                                          ========== ==========   =========     ==========

                       VALLEY FORGE LIFE INSURANCE COMPANY

             UNAUDITED PROFORMA STATEMENT OF INCOME--STATUTORY BASIS

                      FOR THE YEAR ENDED DECEMBER 31, 2005
                                (In Thousands)

                                                                              Merger
                                                         VFL  Southwestern  Adjustments  Combined
                                                      --------  --------    -----------  --------
INCOME:
Insurance and annuity considerations................. $194,490  $ 80,414    $     --     $274,904
Commissions and expense allowances...................   69,088     7,177          --       76,265
Net investment income................................  157,986   103,527                  261,513
Other income.........................................  (14,003)       -           --      (14,003)
                                                      --------  --------    --------     --------
   Total income......................................  407,561   191,118          --      598,679
BENEFITS AND OTHER DEDUCTIONS:
Death benefits.......................................  141,236   101,591          --      242,827
Surrender benefits...................................   92,262    50,946          --      143,208
Increase in reserves.................................  (64,232)  (33,691)         --      (97,923)
Commissions..........................................   14,601     3,602          --       18,203
General insurance expenses...........................   71,797    13,592          --       85,389
Taxes, licenses and fees.............................    7,610     2,018          --        9,628
Net transfers to separate accounts...................  (19,678)     (362)         --      (20,040)
Interest on funds withheld...........................   40,995        --          --       40,995
Other benefits and deductions........................   11,017    11,689          --       22,706
                                                      --------  --------    --------     --------
   Total benefits and other deductions...............  295,608   149,385          --      444,993
                                                      --------  --------    --------     --------
   NET INCOME BEFORE TAXES........................... $111,953  $ 41,733          --     $153,686
Income-tax (expense).................................   29,175   (14,349)         --       14,826
Realized gains/(losses)..............................   15,959     3,096          --       19,055
                                                      --------  --------    --------     --------
   NET INCOME........................................ $157,087 $  30,480          --     $187,567
                                                      ========  ========    ========     ========

Notes and explanations of unaudited proforma financial statement adjustments:

(a) Common Stock of Southwestern is being adjusted against paid-up capital of VFL as per the provisions of Statement of Statutory Accounting Principles (`SSAP') 68.

(b) There are no intercompany balances between VFL and Southwestern, as of December 31, 2005.

(c) As Southwestern and VFL are both wholly-owned by SRLHA, there is no purchase consideration for merging Southwestern into VFL.

(d) The proforma financial results of VFL includes financial results of Sage Life Assurance of America, Inc (`Sage'), which was merged into VFL as of September 29, 2006.




                                 PART C
                           OTHER INFORMATION

Item 24.  Financial Statements and Exhibits

(a)   Financial Statements

      Part A   Condensed Financial Information
      Part B   Financial Statements of Variable Annuity Fund I of
               Southwestern Life
      Part B   Financial Statements of Valley Forge Life Insurance
               Company ("VFL")
      Part B   Financial Statements of Southwestern Life Insurance Company
               ("Southwestern")
      Part B   Unaudited Pro Forma Financial Statements which give effect to the Merger of Southwestern into VFL

(b)   Exhibits

     (1) Copy of resolution establishing Variable Annuity Fund I of Southwestern Life (incorporated by reference to registration statements for Variable Annuity Fund I of Southwestern Life Forms N-8B-1 and S-5 (File Nos. 811-1636, 2-28842, 2-28843 and 2-28844),
          filed on April 23, 1968, and pre-effective amendments thereto).

     (1a) Amended and Restated Rules and Regulations of Variable Annuity Fund I of Southwestern Life - incorporated herein by reference to Registrant's Post-Effective Amendment No. 46 to Form N-4, Post-Effective Amendment No. 47 to Form N-4 and Post-Effective Amendment No. 48 to Form N-4 (File Nos. 002-28844, 002-28842 and 002-28843, respectively) filed on July 30, 1996.

     (2) Safekeeping Agreement between Southwestern Life Insurance Company and NationsBank of Texas, N.A. (incorporated by reference to Exhibit 3 to Post-Effective Amendment Nos. 46 (File No. 2-28842), 47 (File No. 2-28843), 45 (File No. 2-28844) and 24 (File No. 811- 1636) to the
          registration statement on Form N-3 of Variable Annuity Fund I of Southwestern Life).

     (3)  Form of Underwriting Agreement (filed herewith).

     (4a) Specimen variable annuity contracts issued by Southwestern Life Insurance Company and endorsements (incorporated by reference to registration statements for Variable Annuity Fund I of Southwestern Life Forms N-8B-1 and S-5 (File Nos. 811-1636, 2-28842, 2-28843 and
          2-28844), filed on April 23, 1968, and pre-effective amendments thereto; and by reference to Exhibit 6a to Post-Effective Amendment Nos. 44 (File No. 2-28842), 46 (File No. 2-28843), 45 (File No.
          2-28844) and 24 (File No. 811-1636) to the registration statement on Form N-3 of Variable Annuity Fund I of Southwestern Life; and to
          Exhibit 5(a)(2) to the Registration statement for Variable Annuity Fund I of Southwestern Life on Form N-14 (File No. 033-59447) filed on May 19, 1995).

     (5) Forms of application used with variable annuity contracts (incorporated by reference to registration statements for Variable Annuity Fund I of Southwestern Life Forms N-8B-1 and S-5 (File Nos. 811-1636, 2-28842, 2-28843, 2-28844), filed on April 23, 1968 and pre-effective amendments thereto).


     (6a) Amended and Restated Articles of Incorporation of the Company effective December 29, 2004 - incorporated herein by reference to Valley Forge Life Insurance Company Variable Annuity Separate Account Form N-4 Post-Effective filing (File No. 333-01087) on April 29, 2005.

     (6b) Amended Bylaws of the Company - incorporated herein by reference to Valley Forge Life Insurance Company Variable Annuity Separate Account Form N-4 Post-Effective filing (File No. 333-01087) on April 29, 2005.

     (7)  Reinsurance contracts . . . . . . . . . . . . . . . Not Applicable

     (8a) Asset Transfer Agreement (incorporated by reference to Exhibit A to the prospectus forming a part of the Registration Statement for Variable Annuity Fund I of Southwestern Life on Form N-14 (File No. 033-59447) filed May 19, 1995).

     (8b) Form of Participating Contract and Policy Agreement between Scudder Investor Services, Inc. and Southwestern Life Insurance Company - incorporated herein by reference to Registrant's Post-Effective Amendment No. 46 to Form N-4, Post-Effective Amendment No. 47 to Form N-4 and Post-Effective Amendment No. 48 to Form N-4 (File Nos. 002-28844, 002-28842 and 002-28843, respectively) filed on July 30,
          1996.

     (8c) Form of letter agreement between Southwestern Life Insurance Company and Scudder Variable Life Insurance Fund - incorporated herein by reference to Registrant's Post-Effective Amendment No. 46 to Form N-4, Post-Effective Amendment No. 47 to Form N-4 and Post-Effective Amendment No. 48 to Form N-4 (File Nos. 002-28844, 002-28842 and 002-28843, respectively) filed on July 30, 1996.

     (9) Opinion and Consent of Counsel as to legality of the securities being registered (filed herewith).

     (10) Consents of Independent Auditor and Independent Registered Public Accounting Firm (filed herewith).

     (11) Not Applicable

     (12) Not Applicable


ITEM 25. DIRECTORS AND OFFICERS OF THE DEPOSITOR

     The name, positions and offices for Valley Forge Life Insurance Company's ("VFL") directors and officers are listed in the following table:

- ------------------------------------------------------------------------------
                          DIRECTORS AND OFFICERS OF VFL
- ------------------------------------------------------------------------------

                                        POSITION(S) HELD
   NAME AND ADDRESS                         WITH VFL

Jacques E. Dubois                       Director and Chairman
175 King Street
Armonk, NY  10504

W. Weldon Wilson                        Director, Chief Executive Officer
175 King Street                         and President
Armonk, NY 10504

Raymond A. Eckert                       Director and Vice President
175 King Street
Armonk, NY  10504

Neal E. Arnold                          Director and Vice President
1700 Magnavox Way
Fort Wayne, IN  46804

Robyn A. Wyatt                          Vice President and Chief
175 King Street                         Financial Officer
Armonk, NY  10504

Thomas Brunnegraff                      Vice President and Treasurer
175 King Street
Armonk, NY  10504

Margaret Ashbridge                      Vice President and Assistant Secretary
1700 Magnavox Way
Fort Wayne, IN  46804

Kenneth H. Stewart                      Vice President
175 King Street
Armonk, NY  10504


     Each director is elected to serve until the next annual meeting of stockholders or until his or her successor is elected and shall have qualified. Some directors hold various executive positions with insurance company affiliates of VFL. Executive officers serve at the discretion of the Board of Directors.

ITEM 26. PERSONS CONTROLLED BY OR UNDER COMMON CONTROL WITH THE DEPOSITOR OR REGISTRANT

     The registrant is a segregated asset account of the Company and is therefore owned and controlled by the Company. The Company is a stock life insurance company of which all of the voting securities are owned by Swiss Re Life & Health America Inc. ("SRLHA"), whose ultimate controlling person is Swiss Reinsurance Company ("Swiss Re") of Zurich Switzerland.

     Swiss Re maintains control of the Company through (i) its direct ownership of 100% of the stock of Swiss Re America Holding Corporation ("SRAHC"), (ii) SRAHC's direct ownership of 100% of the stock of Swiss Re Life & Health America Holding Company ("SRLHAH"), (iii) SRLHAH's and Old Fort Insurance Company, Ltd.'s (a wholly-owned subsidiary of SRLHAH) direct ownership of 79% and 21%, respectively, of the stock of SRLHA, and (iv) SRLHA's direct ownership of 100% of the Company.



             PRIMARY DIRECT AND INDIRECT SUBSIDIARIES OF SRLHAH

         COMPANY                                     PLACE OF INCORPORATION
         -------                                     ----------------------

Swiss Re Life & Health America Inc.                  Connecticut

Reassure America Life Insurance Company              Illinois

Valley Forge Life Insurance Company                  Indiana

     All of the Primary Subsidiaries are ultimately wholly-owned by Swiss Re.

ITEM 27. NUMBER OF CONTRACT OWNERS

     As of November 1, 2006, there were 126 qualified contract owners and 11 non-qualified contract owners.

ITEM 28. INDEMNIFICATION

         The registrant has no officers, directors or employees. The depositor does indemnify its officers, directors and employees. The bylaws of the depositor provide for such indemnification. A description of these bylaw provisions is set forth below.

         The depositor ("Corporation") shall indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the Corporation) by reason of the fact that he is or was a director, officer, employee or agent of the Corporation, or is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the Corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that the person did not act in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests in Corporation, and, with respect to any criminal action or proceeding, had reasonable cause to believe that his conduct was unlawful.

         The Corporation shall indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding by or in the right of the Corporation to procure a judgment in its favor by reason of the fact that he is or was a director, officer, employee or agent of the Corporation, or is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees), judgments and amounts paid in settlement of such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the Corporation and except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable for negligence or misconduct in the performance of his duty to the Corporation unless and only to the extent that the court in which such action, suit or proceeding was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the court shall deem proper.

         To the extent that a director, officer, employee or agent of the Corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to above, or in defense of any claim, issue or matter therein, he shall be indemnified against expenses (including attorneys' fees) actually and reasonably incurred by him in connection therewith.

         Any indemnification described above (unless ordered by a court or made pursuant to a determination by a court as hereinafter provided) shall be made by the Corporation only as authorized in the specific case upon a determination that indemnification of the director, officer, employee or agent is proper in the circumstances because he has met the applicable standard of conduct. Such determination shall be made (1) by the Board of Directors by a majority of a quorum consisting of directors who were not parties to such actions, suit or proceeding, or (2) if such quorum is not obtainable, or, even if obtainable a quorum of disinterested directors so directs, by independent legal counsel in a written opinion, or (3) by the stockholders. In the absence of a determination that indemnification is proper as aforesaid, the director, officer or employee may apply to the court in which the action, suit or proceeding was brought, which shall determine whether the director, officer, employee or agent has met the applicable standard of conduct. If the court shall so determine, indemnification shall be made as described above.

       Insofar as indemnification for liability arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.


ITEM 29. PRINCIPAL UNDERWRITER

           (a) SL Distributors, Inc.("SL Distributors") is the registrant's principal underwriter. SL Distributors is also the principal underwriter for the following other investment companies:

           The Sage Variable Life Account A
           The Sage Variable Annuity Account A

           (b) Officers and Directors of SL Distributors, Inc.


Name and Principal Business Address       Positions and Offices With SL Distributors
-----------------------------------       --------------------------------------------


Arlene Stoll                              Director, President and Chief Executive Officer
SRLHA
Park Central VIII
12770 Merit Drive, Suite 600
Dallas, TX  75251

Mark Lemon                                Chief Compliance Officer
1700 Magnavox Way
Fort Wayne, IN  46804

Dennis Rushovich                          Treasurer and Chief Financial Officer
1177 High Ridge Road
Stamford, CT 06905

Joan Olson                                Secretary
SRLHA
Park Central VIII
12770 Merit Drive, Suite 600
Dallas, TX  75251



      c.

        Name of                Net Underwriting
        Principal                Discounts &              Compensation on      Brokerage
        Underwriter              Commissions                 Redemption        Commissions       Compensation

SL Distributors, Inc.              $ 0                       $ 0               $0                 $ 0



ITEM 30. LOCATION OF BOOKS AND RECORDS

All of the accounts,  books,  records or other documents  required to be kept by
Section 31(a) of the Investment Company Act of 1940 and rules thereunder, are maintained at our Customer Service Center, 8710 Freeport Parkway, Suite 150, Irving, TX 75063.

ITEM 31. MANAGEMENT SERVICES

     Not Applicable.

ITEM 32. UNDERTAKINGS AND REPRESENTATIONS

               (a) An undertaking to file a post-effective amendment to this registration statement as frequently as is necessary to ensure that the audited financial statements in the registration statement are never more than 16 months old for so long as payments under the variable annuity contracts may be accepted;

               (b) An undertaking to include either (1) as part of any application to purchase a contract offered by the prospectus, a space that an applicant can check to request a Statement of Additional Information, or (2) a post card or similar written communication affixed to or included in the prospectus that the applicant can remove to send for a Statement of Additional Information;

               (c) An undertaking to deliver any Statement of Additional Information and any financial statements required to be made available under this Form promptly upon written or oral request;

               (d) Valley Forge Life Insurance Company represents that the fees and charges under the Contracts, in the aggregate, are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by Valley Forge Life Insurance Company.


                                   SIGNATURES

As required by the Securities Act of 1933, and the Investment Company Act of 1940, the registrant certifies it has caused this Registration Statement to be signed on its behalf, in the City of Armonk, in the State of New York, on this 28th day of December, 2006.


                                    VARIABLE ANNUITY FUND I OF SOUTHWESTERN LIFE
                                    (Registrant)

                                By: VALLEY FORGE LIFE INSURANCE COMPANY


                                By: /s/W. WELDON WILSON
                                    --------------------------------------
                                     W. Weldon Wilson, President & CEO




                               By: VALLEY FORGE LIFE INSURANCE COMPANY
                                   (Depositor)


                               By:  /s/W. WELDON WILSON
                                    -------------------------------------
                                      W. Weldon Wilson, President & CEO


As required by the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.



Signature                                 Title                            Date
--------------------           ---------------------------       -----------------------

/s/JACQUES E. DUBOIS            Director, Chairman                   12-28-2006
---------------------
Jacques E. Dubois



/s/W. WELDON WILSON             Director, President and              12-28-2006
--------------------            Chief Executive Officer
 W. Weldon Wilson



/s/RAYMOND A. ECKERT            Director, Vice President             12-28-2006
---------------------
Raymond A. Eckert



/s/NEAL E. ARNOLD               Director, Vice President             12-28-2006
---------------------
Neal E. Arnold



/s/ROBYN A. WYATT               Vice President and Chief             12-28-2006
----------------------          Financial Officer
Robyn A. Wyatt



                                  EXHIBIT INDEX


EX-99.B.3   Form of Underwriting Agreement

EX-99.B.9   Opinion and Consent of Counsel as to legality of securities to be issued by Variable Annuity Fund I of Southwestern Life

EX-99.B.10  Consents of  Independent  Auditor and Independent Registered Public
            Accounting Firm